

WE'LL NEVER STOP CLIMBING

2025
Notice of Annual Meeting
and Proxy Statement



NOTICE OF THE ANNUAL MEETING OF SHAREHOLDERS



TIME AND DATE:
Thursday, June 19, 2025
7:30 a.m. Eastern Daylight Time



ACCESS THE ANNUAL MEETING:
The annual meeting will be held virtually. Shareholders may participate by logging in at www.virtualshareholdermeeting.com/DAL2025



RECORD DATE:
April 25, 2025

AGENDA

At the Annual Meeting, shareholders will be asked to vote on the following proposals:	Board Recommends Vote:
1 Election of 14 director nominees named in the Proxy Statement	✓ **FOR each nominee**
2 Advisory vote on executive compensation	✓ **FOR**
3 Approval of Amendment and Restatement of Performance Compensation Plan	✓ **FOR**
4 Ratification of Ernst & Young LLP as independent auditors for 2025	✓ **FOR**
5 Shareholder proposal requesting the ability for shareholders to act by written consent, if properly presented	✗ **AGAINST**

In addition, we will transact any other business properly presented at the meeting, including any adjournment or postponement by or at the direction of the Board of Directors.

A **list of shareholders** entitled to vote at the meeting will be available for examination during normal business hours for ten days before the meeting at Delta's Investor Relations Department, 1030 Delta Boulevard, Atlanta, Georgia 30354.

If you plan to **attend the meeting virtually**, please see the instructions on page 87 of the attached proxy statement.

We encourage shareholders to sign up to receive future proxy materials electronically, including the Notice Regarding the Availability of Proxy Materials. To sign up, visit **http://enroll.icsdelivery.com/dal**.

BY INTERNET	BY TELEPHONE	BY MAIL	AT THE MEETING
Go to **www.proxyvote.com** and follow the instructions	Call **1-800-690-6903**	**Sign, date and return** your proxy card in the enclosed postage-paid envelope	Attend the annual meeting virtually. **See page 87** for instructions on how to attend

The Notice of Internet Availability of Proxy Materials is being mailed, and the attached proxy statement is being made available, to our shareholders on or about May 9, 2025.

Please read our attached proxy statement carefully and submit your vote as soon as possible. Your vote is important. You can ensure that your shares are voted at the meeting by using our Internet or telephone voting system, or by completing, signing and returning a proxy card.

Atlanta, Georgia
May 9, 2025

LETTER FROM THE NON-EXECUTIVE CHAIR OF THE BOARD



On behalf of the members of the Board of Directors, thank you for your continued support of Delta Air Lines. Our Board works hard to represent you in a responsible and transparent way, supporting the work of the management team to achieve long-term value for you. We appreciate the regular feedback that many of you provide to us on the topics that are important to you.

Ed describes in his letter the strong operational and financial year for the company in 2024. The leadership of the management team and the service that Delta employees provide every day truly differentiate Delta.

As discussed with many of you during the last year, the Board in 2024 remained focused on:

› our oversight and support of the company's long-term strategy that has differentiated its operational and financial performance from the industry;
› the company's commitment to its outstanding employees, who collectively are its most important competitive advantage; and
› the refreshment of our own membership so that we continue to provide fresh insights and a variety of perspectives.

Our ability to focus on these topics and others is firmly grounded in the strong governance foundation that has been in place at Delta for many years. In particular, we remain mindful of the need for the Board to collectively possess a wide range of experiences, skills and perspectives so that we collectively represent our customers and employees and can effectively engage with

management on your behalf. Seven of our 14 Board members, all of whom are being renominated for election, have joined the Board in the last five years.

In addition to the renewed refreshment of board membership with Maria Black and Willie Chiang joining the board in mid-2024, we have made two meaningful additions to the board in late 2024 and early 2025. We are very pleased that Christophe Beck and Judith McKenna bring their talent and experience to our board, contributing unique perspectives and backgrounds. You can read more about Christophe and Judith and our other director nominees on pages 60 - 67.

As we join you in celebrating the Centennial year of the world's best airline, we welcome your engagement on issues of importance to you and the company. We encourage you to provide your perspectives to the Board. In particular, we encourage you to review this proxy statement, and vote in the annual meeting on June 19.

We deeply appreciate your support as shareholders and customers.

DAVID S. TAYLOR
CHAIR OF THE BOARD

LETTER FROM THE CEO



In 2024, our 100,000-strong team produced the industry's top operating and financial performance and delivered on our brand promise as the No. 1 premium airline. Our customers continued to flock to the skies to experience the magic of travel, with strong demand for our world-class customer experience, leading global network and welcoming, elevated and caring service from the industry's best people.

During the year, Delta's leadership was recognized with a No. 11 ranking on *FORTUNE*'s World's Most Admired Companies list for the second year in a row, the 12th time Delta has been included on the prestigious list; awarded the most on-time North American airline by Cirium, named the Top U.S. Airline for the fourth year in a row by *The Wall Street Journal*; and recognized by *JUST Capital* as the No. 1 airline on the JUST 100 ranking, which measures issues Americans care about the most, including fair wages and supporting employee well-being, among many others.

Highlights from 2024 include:

Industry-leading financial performance. Thanks to the outstanding work of the Delta team, we led the industry in financial performance last year, with 50% of the industry's profits on just 20% of its market share. The team generated record full-year revenue, $5 billion of pre-tax income, $8 billion of operating cash flow and $3.4 billion of free cash flow in 2024, demonstrating our differentiation and durability. Just as important, we continued to strengthen our financial foundation, with debt repayment of $4 billion during the year and achieving an investment-grade rating from all three major credit agencies.

Best-in-class operational reliability. Our investments in our people and our operation have been paying off, with Delta continuing to operate the world's most reliable airline in 2024 amid a challenging environment. That performance excellence is the foundation of our service and continues to be a top driver of customer loyalty and engagement.

Leveraging our premium brand. Delta expanded our differentiation in 2024 with major investments in our fleet, network and the customer experience, building brand loyalty to position Delta as the leading premium airline. That includes the opening of new Delta One Lounges and Delta Sky Clubs in key markets, expanding Delta Sync Wi-Fi, and investing in technology and innovative products that set us apart. And during the year, we took delivery of 38 new next-generation aircraft, increasing efficiency as we reduce fuel burn and emissions.

Expanding our global network. During 2024, we announced new destinations including Catania, Sicily, and Riyadh, Saudi Arabia; while adding new routes and frequencies to cities including Barcelona, Rome, Seoul, Dublin and Milan. And our partnership strategy continued to open the world for our customers, including the announcement of a new partner, Riyadh Air, which will unlock access to Saudi Arabia and destinations throughout the Middle East in the years to come.

Powered by our people. Delta's success has always come from our people, whose dedication, expertise and passion for service set us apart. During the year, we continued to invest in our people and prioritize the tools and resources they need to deliver their best for Delta every day. And as always, we share our success, including $1.4 billion in employee Profit Sharing for 2024, $86 million in 2024 Shared Rewards to our employees for meeting operational targets, and 5% raises for our frontline workgroups in 2024.

This year, we're celebrating our Centennial as we reflect on the past 100 years and plan for our next century of flight. As proud as we are of our accomplishments, we're even more excited about what's to come in the next hundred years. Thank you for your support for Delta, and for joining us on our journey as we continue to spread the power of travel around our world.

Sincerely,

Ed Bastian

EDWARD H. BASTIAN
CHIEF EXECUTIVE OFFICER

TABLE OF CONTENTS

PROXY STATEMENT SUMMARY

Competitive Advantages and Brand Strength

As a global airline based in the United States, we connect customers across our expansive global network with a commitment to delivering welcoming, elevated and caring service across every step of the travel journey and beyond. In 2024, we served approximately 200 million customers safely, reliably and with industry-leading customer service innovation.

In 2024, we continued to differentiate Delta from the industry and to invest in the durability of our **competitive advantages** that support our trusted consumer brand:



PEOPLE AND CULTURE

Our people and culture are our strongest competitive advantage. Our more than 100,000 employees provide world-class travel experiences for our customers and best-in-class service. We believe that Delta's brand transcends the industry, powered by our people's outstanding work and passion for serving our customers. **In 2024, Delta was ranked No. 13 in the U.S. on Glassdoor's Best Places to Work list**.

Our industry-leading profit sharing program directly aligns our employees' interests with the company's long-term success. For 2024, we rewarded our employees with $1.4 billion in profit sharing payments. Since 2015, Delta has shared $10 billion in profit sharing payments with employees worldwide.



OPERATIONAL RELIABILITY

We remain committed to industry-leading reliability as the foundation for our brand promise and efficiency. We are consistently among the industry's best performers, delivering the best on-time arrival and completion factor among our network carrier peers in 2024. In recognition of our unwavering commitment to operational performance, we were honored for the fourth consecutive year with the **Cirium Platinum Award for global operational excellence** in January 2025 and named **the most on-time airline in North America**. The *Wall Street Journal* named us the **top airline of 2024** among the nine major U.S. airlines in its annual airline scorecard for the fourth consecutive year, leading the industry in on-time arrivals with the fewest involuntary denied boardings.



GLOBAL NETWORK

We and our alliance partners collectively serve **over 120 countries and territories and over 800 destinations around the world**. Our global network consists of our domestic network, which is centered on our core hubs that complement our coastal hubs, along with our significant international hubs and market presence, which is enhanced by our strategic relationships with international alliances.

To support this network, **we are continuing to refresh our fleet** by acquiring new and more fuel-efficient aircraft with increased premium seating and cargo capacity to replace retiring aircraft, while modifying our existing aircraft cabins to increase premium offerings and harmonize interiors. We also continue on our multi-year journey of fleet simplification by replacing retiring aircraft with deliveries of next-generation aircraft.



CUSTOMER LOYALTY

With operational excellence, best-in-class service and commitment to our customers, we have continued to earn our customers' trust and preference by delivering the "Delta Difference." In 2024, we were recognized as the **2024 Airline of the Year** by aviation publication *Air Transport World* and named the **best airline by corporate travel customers** in the annual Business Travel News Airline Survey for the 14th year in a row.

Our award-winning SkyMiles program offers our customers a wide variety of benefits when traveling with us and our partners. We aim to increase the value of our program for customers and to deepen customer engagement with Delta through a growing ecosystem of partnerships with premier brands and travel-adjacent experiences, extending the value of our SkyMiles currency beyond flight.



FINANCIAL FOUNDATION

Over the past 15 years of consistent strategy, investment and execution, we have fundamentally transformed our business by investing in our people, our product and our reliability to alter the commodity-like nature of air travel and improve our financial foundation. We strive to continue achieving differentiated performance by delivering sustained value creation through margin expansion, durable earnings and free cash flow.

Restoring the strength of our balance sheet and reducing debt remains a financial priority. Recognizing our continued progression on debt reduction and improving financial results, we regained Delta's investment grade rating from all three major rating agencies, marking a key financial milestone.

2024 Highlights

In 2024, we delivered industry-leading operational and financial performance. Highlighted below are several measures included in our incentive compensation plans that demonstrate our pay for performance philosophy.



	2024	2023
GAAP *(in billions)*	$4.7	$5.6
ADJUSTED[1] *(in billions)*	$5.2	$5.2

In 2024, we once again delivered over $5 billion of adjusted pre-tax income[1] representing nearly 50% of the industry's profitability. This marks the seventh year in our history that we generated a pre-tax profit above $5 billion.

	2024	2023
OPERATING CASH FLOW *(in billions)*	$8.0	$6.5
FREE CASH FLOW[1] *(in billions)*	$3.4	$2.0

We delivered nearly $8 billion of adjusted operating cash flow[1] in 2024, and after reinvesting $4.8 billion[1] back into the business, we generated free cash flow[1] of $3.4 billion.

Pre-Tax Income

Cash Flow

Financial Highlights

Operational Reliability

Unit Revenue Premium

114% **2024**   115% **2023**

In 2024, we again sustained a revenue premium to the industry[2] of more than 110%, continuing to differentiate Delta from the industry.

Mainline Domestic Completion Factor

99.1% **2024**   99.0% **2023**

Mainline On-Time Arrivals

68.0% **2024**   69.1% **2023**

In 2024, we continued to deliver industry-leading operational performance. We were recognized for the fourth consecutive year with Cirium's Platinum Award for operational excellence and as the most on-time airline in North America.

(1) Adjusted for special items; see "Supplemental Information about Financial Measures" on page 90 for reconciliations of non-GAAP measures and reasons we use them.

(2) Based on reported total revenue per available seat mile (TRASM), adjusted, relative to the performance of our industry peer group for the year indicated. Industry defined as Delta Air Lines, United Airlines, American Airlines, Southwest Airlines, Alaska Airlines and JetBlue Airways.

Matters to be Presented at the Annual Meeting

PROPOSAL 1 - Election of Directors

Name and Primary Occupation	Age	Director Since	Other Public Boards	Current Committees
EDWARD H. BASTIAN CEO of Delta Air Lines, Inc.	67	2010	-	
CHRISTOPHE BECK Chairman and CEO of Ecolab Inc.	57	2024	1	• Audit • Safety & Security
MARIA BLACK President and CEO of Automatic Data Processing, Inc.	51	2024	1	• Finance • Personnel & Compensation
WILLIE CW CHIANG Chairman and CEO of Plains All American Pipeline, L.P. and Plains GP Holdings, L.P.	64	2024	2*	• Audit • Safety & Security
GREG CREED Former CEO of Yum! Brands, Inc.	67	2022	2	• Corporate Governance • Finance • Personnel & Compensation
DAVID G. DEWALT Founder, Managing Director and CEO of NightDragon Security; Managing Director of AllegisCyber Capital	61	2011	1	• Corporate Governance ✪ • Audit • Personnel & Compensation
LESLIE D. HALE President and CEO of RLJ Lodging Trust	53	2022	1	• Finance • Personnel & Compensation
CHRISTOPHER A. HAZLETON Captain, Airbus 330, Delta Air Lines, Inc.	57	2019	-	• Safety & Security
MICHAEL P. HUERTA Former Administrator of the Federal Aviation Administration	68	2018	2	• Safety & Security ✪ • Audit • Corporate Governance
JUDITH J. MCKENNA Former President and CEO of Walmart International	58	2025	1	• Audit • Safety & Security
VASANT M. PRABHU Former CFO and Vice Chair of Visa Inc.	65	2023	2	• Finance • Safety & Security
SERGIO A. L. RIAL Former CEO of Banco Santander (Brasil)	64	2014	2	• Personnel & Compensation ✪ • Corporate Governance • Finance
DAVID S. TAYLOR Non-Executive Chair of the Board of Delta Air Lines, Inc.; Former President and CEO of The Procter & Gamble Company	67	2019	-	• Finance ✪ • Corporate Governance • Personnel & Compensation
KATHY N. WALLER Executive Director of the Atlanta Committee for Progress; former CFO of The Coca-Cola Company	66	2015	2	• Audit ✪ • Corporate Governance • Personnel & Compensation

✪ *Committee Chair*

* *Mr. Chiang is on the Board of Directors of Plains All American Pipeline, L.P. and its general partner holding company Plains GP Holdings, L.P.*

Shareholders will also be asked to vote on the following proposals:	Board Recommends Vote:	See Page:
2 Advisory vote on executive compensation	⊘ **FOR**	68
3 Approval of Amendment and Restatement of Performance Compensation Plan	⊘ **FOR**	69
4 Ratification of Ernst & Young LLP as independent auditors for 2025	⊘ **FOR**	77
5 Shareholder proposal requesting the ability for shareholders to act by written consent, if properly presented	⊗ **AGAINST**	80

Executive Compensation Program

Our executive compensation program is based on the philosophy that we can best achieve our short-term and long-term business goals, which we refer to as our Flight Plan, by closely linking pay to performance and aligning the interests of all Delta employees, including executive officers, with those of our customers and shareholders.

PERFORMANCE-BASED	EMPLOYEE-ALIGNED	EQUITY-BASED
› 94% of our Chief Executive Officer's target compensation is at risk › Pay is linked to performance based on achievement of financial, operational, customer service and stock price performance measures	› Our people are critical to our success, and we are committed to Delta being a great place to work › Our annual and long-term incentive plans include goals that also drive payouts to frontline employees under our broad-based profit sharing and shared rewards programs	› 83% of our Chief Executive Officer's target compensation and 76% of our other named executive officers' target compensation is delivered through equity-based opportunities › Equity-based incentives focus on long-term shareholder value and align our executive officers' interests with shareholder by rewarding strategic success

For additional information on our annual and long-term incentive plans and other information about 2024 executive compensation, see the "Compensation Discussion and Analysis" section beginning on page 26 of this proxy statement.

Shareholder Engagement

We value our relationships with our shareholders, and we have a long-standing practice of active engagement with them. Our engagement allows us to better understand our shareholders' priorities, perspectives and concerns, and positions us to effectively address issues that are important to our shareholders. **During 2024, we met, or initiated contact, with shareholders representing over 55% of our outstanding shares, including actively managed funds, index funds, public pension funds, and socially responsible investment funds**. This represented engagement with shareholders holding 68% of our institutionally-held shares. We also have dedicated resources to engage with our shareholders, including individual shareholders, through monitoring of communications received by our investor relations and other departments, which collectively responded to more than 200 inquiries during 2024. The table below summarizes key aspects of these engagement efforts during 2024.



How we engaged with our shareholders

› We maintained a dialogue with our shareholders throughout the year, including before and after the annual meeting, to gain their perspectives on current issues and to address questions. Where appropriate, our senior management, our non-executive Chair of the Board and the chair of the Board's Personnel & Compensation Committee participated in these conversations.

› We engaged with analysts through quarterly conference calls, our investor relations website and in-person meetings and calls.

› We participated throughout the year in leading industry conferences and hosted investors and analysts at our general offices in Atlanta to meet with senior management. We also visited the offices of several of our institutional investors.

› We hosted an in-person Investor Day event in New York City in November to engage with analysts and investors, to review our performance and communicate our long-term financial targets.





Primary topics in engagement with our shareholders

Among the topics we discussed in 2024 were:

› Our financial performance, including the highlights presented at the company's Investor Day in November.

› The Board's composition and ongoing refreshment, including evaluation of potential skills or experiences desired in future Board members, onboarding processes and gender composition of the Board.

› Our executive compensation program, including changes to the compensation program in 2024 in response to feedback from investors on the 2023 program.

› Our environmental sustainability strategy with continuing focus on progress of efforts to support the development of sustainable aviation fuel, including through collaborative efforts.

› Human capital management, including employee engagement and labor practices.





How we evaluated shareholder feedback

› Feedback from our shareholders is regularly shared with senior management and the Board.

› Our Personnel & Compensation Committee considers feedback when developing our executive compensation program and overseeing our policies and strategies relating to talent development and human capital management. In particular, the Committee considered feedback when adopting the executive compensation program for 2024.

› Our Corporate Governance Committee considers feedback as part of its periodic review of governance trends and oversight responsibilities.





Actions taken

We responded to shareholder feedback as part of our periodic review of our policies, practices, and disclosures.

› While most shareholders with whom we engaged generally expressed support for our executive compensation program structure, we acknowledged commentary related to one-time enhanced awards provided in 2023 to our CEO and certain other named executive officers. As intended, these one-time enhanced awards were granted only for 2023 and not again in 2024.

› We continued to enhance disclosure related to sustainability matters as we pursue our long-term goals.

› We are also providing additional disclosure on other topics including risks related to heat-related exposure for employees and customers and the company's approach to the use of artificial intelligence.



We seek to transparently communicate through our voluntary reporting about how we identify, prioritize and approach the topics most relevant to our business, customers, employees and investors. We use a range of formal and informal engagement methods—including assessment of priorities, ongoing dialogue with key stakeholders, and our Enterprise Risk Management process—to proactively identify and address both existing and emerging opportunities and risks. For more information on these topics, including with respect to our climate strategy, risks, opportunities, metrics, targets and climate lobbying efforts, please see the upcoming Delta Difference Report, which will be available at **www.delta.com/sustainability**.

Our Commitment to Our People

We believe that the Delta people and culture are our strongest competitive advantage, and the high-quality service that our employees provide sets us apart from other airlines. Our financial and operational success in 2024 is a direct result of the dedication and hard work of our over 100,000 employees. We are committed to promoting a culture of open, honest and direct communication, enhancing the wellness of our people and building an environment that fosters engagement, integrity and respect.

Total Rewards

We prioritize our people by offering competitive compensation, retirement plans and financial rewards designed to share Delta's success with our people and encourage teamwork. Our overarching compensation philosophy is to provide industry-leading total rewards for industry-leading performance inclusive of base pay, profit sharing, shared rewards, 401(k) and benefits.

› We provided employees with pay increases of 5% in each of 2023 and 2024.

› For 2024, Delta rewarded eligible employees with $1.4 billion in profit sharing payments, more than all U.S. peer airlines combined, and equating to 10% of each eligible employee's earnings.

We also maintain a Shared Rewards program to incentivize operational performance, and our employees earned $86 million under this program in 2024.

› Our primary 401(k) retirement savings plan includes an automatic company contribution equal to 3% of eligible earnings for most ground and flight attendant employees. We also match 100% of employee contributions up to 6% of eligible earnings.

› In addition to paid vacation, personal time and maternity and parental leave, we offer a choice of medical insurance programs and holistic wellness programs. Delta employees can also take advantage of several travel-related perks and save on other travel-related services.

Employee Engagement

Our culture of care calls for us to engage by listening actively, seeking input regularly and responding to employee feedback through a variety of pathways. In-person engagement occurs through a wide range of programs, including:

› **B-DAY** – Half-day onboarding experience for new hires to learn about Delta's business, brand, culture and history while connecting with fellow team members.

› **Executive Station Visits** – Town hall-style listening and feedback sessions where senior leaders have candid conversations with frontline employees.

› **VELVET** – Conferences offered multiple times a year allowing frontline employees to meet and hear directly from senior leaders and share their feedback to help shape the company's future.

We routinely survey our people to measure engagement, inform investments in our people and provide senior leaders with actionable insights concerning programs and policies. In 2024, we introduced the Total Rewards Survey to gather feedback on the total package of compensation and benefits our people receive.

Based on the survey feedback, we introduced several changes to our pass travel benefit for 2025, aimed at providing greater flexibility and opportunities for employees' family and friends to travel. Also in 2024, we saw record participation in our Employee Engagement Survey, with over 42,000 participants sharing almost 68,000 comments.

The Delta Board Council (DBC) represents the interests of Delta's employees to the Board of Directors. The DBC includes five rotating representatives from multiple employee groups, ensuring Delta people remain at the forefront of the company's decision-making. The DBC members attend Board meetings on a rotating basis and consistently and transparently represent employee feedback, interests, and perspectives to the Board of Directors and senior leaders.

We leverage business insights, strengthen employee satisfaction and offer educational and development opportunities to employees through our four employee engagement groups and our twelve employee resource groups, which we refer to as business resource groups, totaling membership of more than 20,000 as of December 31, 2024.

Talent Management

At Delta, we equip our people to "Keep Climbing" in their careers through comprehensive training, development and mentorship opportunities. In 2024, we continued to support our people's strong interest in development opportunities. We further enhanced our iGrow online learning portal of skills-based training and career development resources, adding new growth paths and skill builders aligned to the most requested opportunities.

We embrace a Skills-First approach to hiring and development, one that aims to provide all candidates and employees with merit-based access to the opportunities that can help them build a successful career at Delta. By shifting to a deep understanding of employees' skills as equivalencies to education, we are able to more effectively leverage talent.

To better understand, develop and employ our people's skills, we piloted the Delta Talent Hub in 2024. The Delta Talent Hub builds on our work in recent years to create a taxonomy of standardized skills across the enterprise and then map those skills to job families and learning content. We also introduced several key trainings in 2024 and revamped our mid-year and annual performance conversations. Comprehensive talent conversations facilitate more robust talent pipelines, strengthen our bench of talent for future leadership roles, and help facilitate talent rotations and movement across the business as we build cross-divisional leaders with broad-reaching and holistic experience.

Employee Health and Wellness

Delta's wellness strategy aims to enable our people to be their best and enhance their purpose, belonging, and affinity by implementing high value health and wellness offerings and elevating the employee experience. The Delta Wellness team strives to support the physical, emotional, social and financial wellness of our employees. This people-first philosophy helps Delta achieve a culture of safety, high performance and care.

Delta offers many health and wellness resources to employees, such as voluntary, incentive-based reward programs focused on supporting our employees to improve their overall wellness.

Delta's health and wellness offerings include:

› 12 Delta-sponsored mental health counseling sessions and six personal coaching sessions per year through Delta's employee assistance program

› Family planning benefits, such as fertility coverage, surrogacy and adoption reimbursement

› Expanded financial education and coaching programs incentivized by Delta contributions to employee emergency savings accounts

› A healthcare concierge service to navigate the complex healthcare system

› A co-pay option under Delta medical benefits that provides more predictable costs

Our Flourishing Index survey provides a quantitative assessment of our people's total wellness supplemented with qualitative interviews. The Delta Wellness team uses insights from the Flourishing Index to guide equitable and effective program enhancements. For example, recent Flourishing Index surveys influenced the launch of Delta's Emergency Savings Program, under which eligible employees can earn up to $1,000 from Delta to fuel their emergency savings when they complete a financial education and coaching program and contribute to an emergency savings account. Survey feedback that financial health remained top of mind for employees influenced our decision to extend our Emergency Savings Program beyond 2025, when it had been set to expire.

In 2024, we continued to enhance our employee wellness benefits, including expanding our national network of pharmacies, making new prescription-savings programs available to enrolled employees, and advancing on-the-job occupational health support by opening the CarePort at Health Central, a new clinical space with nurse case management available to employees working within Hartsfield-Jackson Atlanta International Airport.



Our Approach to Diversity, Equity and Inclusion (DEI)

Our approach to diversity, equity and inclusion is aligned with our business strategy and company values. We believe that hiring the best, most qualified talent with diverse backgrounds and perspectives results in operational excellence, business growth, talent retention, increased innovation, customer engagement, satisfaction and loyalty, and world-class reliability.

In our effort to achieve equitable outcomes for all employees, key areas include:

1   We continue to provide veteran-specific resources for employment, health and well-being, and support the growth of our Veterans Business Resource Group, which already boasts over 2,000 members.

2   We are dedicated to being an industry leader in closing the gap between employees' needs and the material security they deserve. We champion fair living wages and economic opportunities that ensure secure, stable futures for our employees and their families.

3   We always hire or promote the best and most qualified talent. We aspire for our senior leadership team to reflect the diversity of backgrounds and experiences of our more than 100,000 employees.

Achieving equitable outcomes for all employees is a shared goal of our Board of Directors and leadership team, including our DEI council (comprised of nearly 30 senior leaders across Delta). The Personnel & Compensation Committee provides ongoing oversight with respect to policies and strategies relating to talent development and human capital management, including diversity, equity and inclusion.

As part of our commitment to transparency—and based on feedback from internal and external stakeholders—we publish our latest EEO-1 Report as submitted to the U.S. Equal Employment Opportunity Commission on our corporate website.

Our Commitment to the Environment

Governance of Environmental Sustainability Program

The Board of Directors is committed to sound corporate governance in line with evolving best practices. We have implemented a robust governance framework at both the Board and management levels with respect to our environmental sustainability program:

› Regular board-level oversight provided primarily through:

1   the Corporate Governance Committee, which oversees our environmental sustainability strategy, goal setting, and opportunities and risks, and receives updates on our progress through regular briefings,

2   the Audit Committee, which oversees the reporting of environmental and social matters in our filings with the U.S. Securities and Exchange Commission (SEC), and

3   the Finance Committee, which oversees investments, including acquisition of new, more fuel-efficient aircraft and significant investments in new technologies.

› Robust management-level oversight provided by our Executive Vice President - Chief External Affairs Officer and Chief Sustainability Officer, and several executive-level councils, including the ESG Council, the Carbon Council, the Risk Council and the Sustainable Aviation Fuel (SAF) Council. Each is composed of members of the Delta Leadership Committee

(DLC) as well as other senior executives from across the organization who help to implement our climate strategy as well as related risk mitigation efforts.

› The Councils are supported by cross-functional working groups made up of leaders from different business units who meet more frequently and are focused on specific initiatives at the direction of the relevant council.

Board of Directors

Delta Leadership Committee

ESG Council │ Carbon Council
Risk Council │ SAF Council

Cross-Functional Working Groups

Climate Goals and Strategy

We believe a key part of our mission to connect the world is helping to deliver a more sustainable future of travel. With the goal of achieving net-zero emissions from our airline operations by 2050, we are focused on a long-term strategy to dramatically reduce our carbon emissions from flying—which represents approximately 90% of our carbon footprint. This goal is not just good for our communities and our planet, but is also essential to positioning our business to thrive far into the future.

In the near term, our strategy involves continuing to transition to a more fuel-efficient fleet and driving fuel savings for the business through operational enhancements and behavioral changes. Over time, we will also work to replace an increasing share of our traditional jet fuel usage with SAF and partner with innovators to revolutionize what and how we fly.

We also aim to reduce non-flight-related emissions and other environmental impacts. This includes reducing waste and delivering more environmentally sustainable products and amenities for our customers. We are also working to reduce the impact of our ground operations and facilities as well as extending our climate and environmental ambitions through our supply chain.

Although we are proud of the progress we are making, we know we cannot do it alone. Many factors affecting the ability to reach our goals are outside of our control. Addressing these factors will require government policies and incentives, dedicated research and development, transformation of some of the world's largest industries, and significant capital allocation across the public and private sectors.

Engaging Stakeholders, Building Coalitions and Driving Policy Development

Two critical components of advancing and achieving our climate goals are effective public policy engagement and stakeholder engagement across sectors, both within and outside the aviation industry. We have joined coalitions and partnerships centered around guiding ambitions with emphasis on bringing cost-effective solutions under all levers to scale. We describe a selection of those partnerships and coalitions below:

› **Minnesota SAF Hub** – We are a founding member of this first-of-its-kind partnership leveraging collaboration across the value chain to scale SAF at the Minneapolis-Saint Paul International Airport and support regional economic development. Our work with the Minnesota SAF Hub reached a key milestone in 2024, announcing the development of the first SAF blending facility in Minnesota, a collaboration between Delta and Flint Hills Resources, which is expected to blend up to 30 million gallons of SAF annually once fully operational.

› **Americans for Clean Aviation Fuels (ACAF)** – We helped form ACAF, a diverse coalition of the largest industrial sectors in America—from farmers to fuel producers and aviation to agribusiness—focused on promoting the economic benefits of building a robust market for SAF and clean aviation fuels. Working together, ACAF will drive national efforts to advance policies encouraging investment in American-grown feedstocks, for the benefit of the economy, farmers and growers, the environment and national security.

› **Airbus UpNext** – We are collaborating with Airbus on nascent, fast-track technology solutions to advance the future of aviation. The two companies will explore wing performance, fuel efficiency, superconductivity, advanced aircraft assistance, and other technologies which may be needed for future aircraft. Through this partnership, Delta will offer operational feedback to refine technologies being developed by Airbus within its network of innovation labs.

› **JetZero** – We are partnering with JetZero to develop a revolutionary aircraft incorporating JetZero's blended-wing-body (BWB) design that is expected to be up to 50% more fuel-efficient than aircraft in operation today, with flight range and seat capacity comparable to today's mid-market aircraft. Delta will provide best-in-class operational expertise through its Sustainable Skies Lab to bring the innovative BWB aircraft to commercial viability.

Our Commitment to Our Communities

As we connect people with communities, experiences and each other, we are committed to doing our part to build a better world. Giving back to the communities where we live, work and serve is part of our culture at Delta. In addition to "Our Commitment to the Environment" described above, the graphic below illustrates some of the ways in which Delta and its people gave back in 2024:

DELTA'S COMMUNITY IMPACT

 

ENVIRONMENT

9 TREE-PLANTING PARTNERS

Delta supports tree plantings and other greenspace enhancements in 9 markets, including projects with **Trees Atlanta, Tree People** in Los Angeles, **Speak for the Trees** in Boston, **Forterra** in Seattle and **MANG** in Miami

$15.5M FOR SUSTAINABLE DEVELOPMENT

Delta Air Lines and The Delta Air Lines Foundation have contributed **$15.5 million** since 2019 to **support Global Citizen's efforts** to deliver on the U.N.'s 2030 Sustainable Development Goals

ENTIRE WELLNESS

1 GLOBAL RED CROSS MOVEMENT

Delta employees, retirees and customers contributed 15,585 units of blood during FY24 (FYE 6/30), making Delta the No. 1 corporate blood drive sponsor in the U.S. for the 7th consecutive year. Additionally, Delta's global disaster relief efforts provide international humanitarian aid through the **American Red Cross** and the **Global Red Cross Movement**; in 2024, Delta provided **$1 million toward hurricane relief efforts**, giving $500k in the wake of Hurricanes Helene and Milton.

19 CHILDREN'S HOSPITALS

Delta's global hospital support reaches **19 children's hospitals**, which includes leading hospitals like **St. Jude Children's Research Hospital, Great Ormond Street Hospital** (UK), **Emma Children's Hospital** (AMS) and **Mayo Clinic Children's Center**

287 HABITAT HOMES

Delta has helped build or rehab **287 homes across 13 countries** with **Habitat for Humanity** since 1995

EQUITY

$5M GRANT

The Delta Air Lines Foundation committed **$5 million to Operation HOPE** to advance economic opportunity, promote financial literacy and help provide equitable access to capital

$1.6M UNCF FINANCIAL AID

Delta's national partnership with **UNCF** provides **$1.6 million** in financial aid annually, including **$1 million** for Emergency Retention Grants and Degree Completion Aid, as well as **$600,000** for scholarships, to help underrepresented students complete their degrees

47 PLAYGROUNDS

Delta volunteers have built **42 playgrounds with KABOOM!** across **16 U.S. cities** and **revitalized 5 urban spaces** into playgrounds and green spaces with **Trust for Public Land**, underscoring the importance of play in education and working to eliminate the inequities of play spaces

MILITARY AND VETERANS

48 WWII VETERANS

Delta Air Lines flew **48 World War II veterans** back to Normandy, France, to commemorate the **80th anniversary of the D-Day invasion** that catalyzed the war's end; these heroes were recognized and celebrated with parades, school visits, ceremonies and more.

EDUCATION

30 JA CHAPTERS

Delta partners with **Junior Achievement** chapters **across 5 continents** to teach students financial literacy, work readiness and entrepreneurship

60 3DE SCHOOLS

Delta supports **3DE programming in public high schools in 13 states** across the U.S. 3DE uses public-private partnerships to systemically re-engineer education to better reflect the real world and prepare students for life beyond the classroom walls

3,784 NFA SCHOLARSHIPS

As the official airline of the **National Flight Academy** (NFA) since 2013, Delta has **funded more than 3,000 scholarships** to inspire a greater interest among youth in aviation and STEM careers

$18M FOR MAJOR FUNDRAISERS

Delta employees and customers raised **$18 million** for major fundraisers in 2024, including the American Cancer Society, American Heart Association, Breast Cancer Research Foundation, Children's Healthcare of Atlanta, Covenant House, Delta Care and Scholarship Fund, and United Way

Our Commitment to Leading Governance

Delta has a history of a strong, independent Board, composed of experienced members who are diverse with respect to background, skills, experiences, gender, race and ethnicity. The Board is committed to sound corporate governance in line with evolving best practices.



INDEPENDENCE

2
12

All nominees independent except
CEO and ALPA nominee

TENURE

>10 years
3
4
7
5-10 years
<5 years

Average tenure of nominees
5.6 years

DEMOGRAPHICS

29% female directors

6
8

43% racially or ethnically diverse directors:
> 1 Hispanic
> 1 Latino
> 2 Asian
> 2 African Americans

8 of 14 director nominees diverse by race, gender and/or ethnicity

QUALIFICATIONS, SKILLS AND EXPERIENCES INDEPENDENT DIRECTOR NOMINEES COLLECTIVELY POSSESS



Senior Leadership/ Risk Management — **12**

Airline/Transportation Industry — **1**

Marketing/Brand Management/ Data Analytics — **5**

Finance/Accounting — **5**

Technology/Cybersecurity/ Digital — **3**

Energy/Sustainability — **2**

Global Business — **10**

Government Affairs/Legal Affairs/Global Security — **3**

Board Membership — **12**

See the matrix on page 17 for a description of these qualifications, skills and experiences that the Board believes are important for effective governance of Delta.

Corporate Governance Highlights

Independent Oversight	› 12 of 14 director nominees are independent (all except the CEO and ALPA nominee) › Independent non-executive Chair with clearly defined and robust responsibilities › Active Board oversight of strategy, safety, risk management, information technology and cybersecurity matters, environmental sustainability and human capital management
Board Composition and Refreshment	› Regular Board refreshment and mix of tenure and diversity of experiences, perspectives and backgrounds (5 of our independent director nominees joined in the last 3 years) › Robust annual self-evaluations of Board and Board committees › Retirement age of 72 for outside directors › Outside Board members encouraged to limit participation on other boards
Shareholders Rights and Accountability	› Annual election of all directors › Proxy access right for shareholders › Majority vote and director resignation policy for directors in uncontested elections › Shareholders constituting more than 20% of our outstanding common stock can call a special meeting › One class of outstanding shares with each share entitled to one vote › No shareholder rights plan (poison pill) or supermajority voting
Other Leading Governance Practices	› Ongoing comprehensive succession planning for management › Anti-hedging and anti-pledging policy for all employees and Board › Prohibition on ownership of specific airline competitors' stock by Board and officers › Robust stock ownership and retention guidelines for Board and executive officers › No employment agreements or supplemental executive retirement plans for officers › Transparent political activity, environmental sustainability, human capital and other disclosures available through our website

GOVERNANCE - BOARD MATTERS

During 2024, the Board of Directors met five times. Each director who served on the Board during 2024 attended at least 75% of the meetings of the Board of Directors and the committees on which he or she served that were held during his or her tenure on the Board or relevant committee. The Board members also participated in informal update calls with management in months in which the Board did not have formal meetings.

It is the Board's policy that directors are encouraged to attend the annual meeting. All of Delta's directors attended the annual meeting in 2024.

During the year, the Board routinely held executive sessions without the Chief Executive Officer. Mr. Taylor presided at these sessions as non-executive Chair of the Board.

Board Leadership Structure

For many years our Board has chosen to elect an independent, non-executive Chair of the Board separate from our Chief Executive Officer. We believe the non-executive Chair of the

Board plays an important governance leadership role that enhances long-term shareholder value.

The Chair's responsibilities include:

› chairing meetings of non-management directors (executive sessions)

› presiding at the annual meeting of shareholders

› briefing the Chief Executive Officer on issues raised in executive sessions

› in collaboration with the Corporate Governance Committee, committee chairs, the Chief Executive Officer and the Executive Vice President - Chief External Affairs Officer, setting Board agendas and strategic discussions and providing a review of pre-meeting materials delivered to directors

› overseeing annual Board, committee and Chief Executive Officer performance evaluations and succession planning

› managing the Board and committee oversight of risks

› recommending appropriate governance policies and practices, including committee structure and responsibilities

› overseeing the avoidance of conflicts of interest

› in collaboration with the Chair of the Corporate Governance Committee, recommending Board committee and committee chair assignments

› facilitating director discussions inside and outside the boardroom, managing the relationship between the Chief Executive Officer and the Board, consulting with the Chief Executive Officer and serving as a counterweight as appropriate

› overseeing the process for selecting new Board members in collaboration with the Chair of the Corporate Governance Committee

› calling meetings of the Board and shareholders

› engaging with shareholders on behalf of the Board as appropriate

› carrying out other duties requested by the Chief Executive Officer and the Board

Qualifications, Skills and Experiences of Director Nominees

The following matrix shows the qualifications, skills and experiences the Board currently believes are important for independent nominees collectively to possess for effective governance of Delta in the current business environment. The matrix also provides a description of these qualifications, skills and experiences. It is not an exhaustive list of each nominee's contributions to the Board. The Board is committed to having a membership that reflects diversity of experiences, perspectives and backgrounds. This commitment enables the Board to represent Delta's customers, employees and management, as well as the long-term interests of our shareholders.

Qualifications, Skills and Experiences Relevant to Delta	Beck	Black	Chiang	Creed	DeWalt	Hale	Huerta	McKenna	Prabhu	Rial	Taylor	Waller
Senior Leadership/Risk Management — *Experience as a senior leader at one or more large organizations combined with experience overseeing enterprise risk enhances the Board's ability to advise and oversee Delta's leadership.*	●	●	●	●	●	●	●	●	●	●	●	●
Airline/Transportation Industry — *Experience as a business leader or regulator in the aviation or other related industries provides the Board with a better understanding of the industry's unique challenges and developments.*							●					
Marketing/Brand Management/Data as Customer Engagement Tool — *Expertise in marketing or experience managing well-known brands, including through the use of data analytics, helps the Board support Delta's trusted consumer brand.*	●	●		●				●			●	
Finance/Accounting — *Leadership in capital markets, finance or accounting enhances oversight of Delta's financial reporting and controls, and provides expertise in capital allocation and long-term strategy.*						●		●	●	●		●
Technology/Cybersecurity/Digital — *Experience in technology, cybersecurity or data analytics helps evaluate technological innovations (including artificial intelligence) and assists with oversight of cyber and technology risk.*	●	●			●							
Energy/Sustainability — *Senior experience in the energy industry or experience in sustainability matters provides expertise in key areas for Delta given the company's exposure to the energy industry and its sustainability goals and strategy.*	●		●									
Global Business — *Senior experience managing multinational businesses provides perspectives on international business practices and cultures, which is relevant to Delta given our global presence and network.*	●	●	●	●	●			●	●	●	●	●
Government Affairs/Legal Affairs/Global Security — *Senior experience in public sector, legal affairs or global security institutions provides the Board with insight into government policies and regulations, as well as public policy issues relevant to Delta's business.*				●	●		●					
Board Membership — *Directors who serve, or have served, on the boards of directors of other public companies possess an understanding of corporate governance practices, and relevant trends and insights, bringing additional perspectives.*	●	●	●	●	●	●		●	●	●	●	●
Diversity — *Racial, ethnic and gender diversity allows the Board to better represent Delta's customers, employees and management.*		●	●			●	●	●	●	●		●

The Board believes that the combination of qualifications, skills and experiences of the nominees produces a board that is well-equipped to exercise oversight responsibilities on behalf of our shareholders and other stakeholders. In addition to the matrix above, we provide information about each nominee for director, including certain experiences that led the Board to conclude the nominee should serve as a director of Delta, under "Proposal 1 - Election of Directors" starting on page 60.

Board Refreshment Process

The Corporate Governance Committee recommends to the Board of Directors nominees for election to the Board. Delta believes each current nominee for the Board of Directors has the following attributes:

› integrity, honesty and adherence to high ethical standards
› extensive business acumen and sound judgment
› a track record of service as a leader in business or governmental settings
› commitment to diversity of experiences, perspective and background

The Committee seeks nominees who have the skills and experience to oversee management in the operation of Delta's business and to provide input on Delta's strategy, among other matters. The Committee is also committed to continuing the enhancement of the Board's diversity of experiences, perspective and background. In accordance with Delta's Corporate Governance Principles, the Committee and the Board assess potential nominees (including incumbent directors). In its succession planning role, the Committee regularly considers potential candidates for the Board in light of the company's new and evolving risks, strategies and operations as follows:

1
Identification

The Corporate Governance Committee considers potential new candidates that may be proposed by current directors, management, professional search firms, shareholders or other persons. The Committee routinely retains third-party search firms to assist in identifying a broad group of possible candidates and preliminarily screening potential Board members who have experience that would complement and enhance the current Board.



2
Assessment process

The Committee evaluates potential director candidates in a thorough process in considering whether the candidates satisfy the criteria required and the current needs and composition of the Board. This process may include reviewing qualifications and experience of a broad group of candidates, engaging a third-party firm to assist with screening and gathering of additional information, interviewing candidates and making inquiries with persons knowledgeable about candidates.



3
Criteria

› The Committee and the Board assess candidates based on factors such as the individual's character, judgment, diversity (including with respect to background, skills, experience, age, gender, race and ethnicity), experience, skills and acumen, international or global business background and other matters that are relevant to the Board's needs and objectives at the particular time.

› The Committee and the Board also consider the independence, financial literacy, and the ability to devote appropriate time to Board activities and to the enhancement of candidates' knowledge of Delta's business.

› While the Board does not have a specific policy with respect to diversity, the Board and Committee believe that the members of the Board should represent the diversity of Delta's customers, employees and management. The Committee balances the desire for continuity on the Board with the benefits of fresh perspectives and additional experiences to align with the changing business.



+5 independent directors in the last 3 years

 **Bringing diversity of experiences, perspective and background**

Board Committees and Governance Documents

The Board of Directors has established the Audit, Corporate Governance, Finance, Personnel & Compensation and Safety & Security committees to assist it in discharging its responsibilities. The number of meetings held by each of these committees in 2024 and the committee's primary responsibilities are listed below. **The chart below represents the current composition of each committee**.

A detailed list of the responsibilities of each committee can be found in the committee charters, which are available in the corporate governance section of our website at **ir.delta.com/governance/**. Our Certificate of Incorporation, Bylaws, Corporate Governance Principles, codes of ethics and business conduct

(titled The Way We Fly) and director independence standards are also available in the corporate governance section of our website at **ir.delta.com/governance/**.

All members of the Audit, Corporate Governance, Finance and Personnel & Compensation Committees are non-employee directors who are independent, as defined in the New York Stock Exchange (NYSE) listing standards and Delta's director independence standards. In addition, the members of the Audit Committee and the members of the Personnel & Compensation Committee satisfy the additional independence requirements set forth in rules under the Securities Exchange Act of 1934 (the 1934 Act).

Audit Committee

Members	Primary Responsibilities
Kathy N. Waller* (Chair) Christophe Beck* Willie CW Chiang David G. DeWalt* Michael P. Huerta Judith McKenna **Meetings in 2024: 9** *Audit Committee Financial Experts*	› oversees our financial reporting and disclosure processes, including the appointment of our independent auditors, the review of the audit and work of our internal audit department and the adequacy and effectiveness of our internal controls over financial reporting › oversees compliance with procedures and processes pertaining to corporate ethics and standards of conduct, including regular review of reports on adherence to these standards › reviews enterprise risk management processes and discusses major risk exposures with management › reviews cybersecurity risks and the security and operations of our information technology systems › oversee the reporting of environmental and social matters in our SEC filings › reviews and, if appropriate, approves or ratifies possible conflicts of interest involving members of the Board or executive officers and related party transactions that would be subject to disclosure under Item 404 of Regulation S-K The Audit Committee Report can be found on **page 79**.

Corporate Governance Committee

Members	Primary Responsibilities
David G. DeWalt (Chair) Greg Creed Michael P. Huerta Sergio A. L. Rial David S. Taylor Kathy N. Waller **Meetings in 2024: 5**	› leads the Board's governance practices and procedures, including the search for and recruiting of new outside directors and consideration of nominees for the Board › oversees our governance standards, processes for evaluation of the Board and its committees, and compensation of non-employee directors › oversees our environmental sustainability strategy, goal setting, opportunities and risks, and efforts and progress with respect to these matters › reviews reports on our corporate and PAC political contributions and charitable contributions made by Delta or The Delta Air Lines Foundation



Finance Committee

Members	Primary Responsibilities
David S. Taylor (Chair) Maria Black Greg Creed Leslie D. Hale Vasant M. Prabhu Sergio A. L. Rial **Meetings in 2024: 6**	› reviews and makes recommendations about the financial structure of the company, financial planning, investments (including strategic investments in our overseas commercial airline partners), acquisitions and divestitures, operating plans, capital structure and hedging activities › reviews and approves or recommends to the Board commitments, capital expenditures and financing transactions

Personnel & Compensation Committee

Members	Primary Responsibilities
Sergio A. L. Rial (Chair) Maria Black Greg Creed David G. DeWalt Leslie D. Hale David S. Taylor Kathy N. Waller **Meetings in 2024: 6**	› oversees our general compensation philosophy and practices and the annual review of our Chief Executive Officer and reviews and approves compensation programs for our executive officers › reviews management succession plans and the company leader and talent planning process › makes recommendations to the Board regarding election of officers › oversees policies and strategies relating to talent development and human capital management, including our approach to diversity, equity and inclusion, and employee wellbeing The Personnel & Compensation Committee Report can be found on **page 41**.

Safety & Security Committee

Members	Primary Responsibilities
Michael P. Huerta (Chair) Christophe Beck Maria Black Willie CW Chiang Christopher A. Hazleton Judith McKenna Vasant M. Prabhu **Meetings in 2024: 5***	› oversees and consults with management on our customer, employee and aircraft operating safety and security goals, performance and initiatives › reviews current and proposed safety and security-related programs, policies and compliance matters › reviews reports and matters that may have a material effect on our flight safety operations and security matters › reviews matters related to public health that have an impact on our operations * The Safety & Security Committee regularly engages with management on important matters as merited throughout the year in addition to its formal meetings.

Board and Committee Evaluation Process

For many years our Board of Directors and each of its committees have annually engaged in comprehensive self-evaluations. The Board believes this annual evaluation process supports its effectiveness and continuous improvement.

1
Project Oversight

The Corporate Governance Committee oversees the evaluations and re-examines the process for the Board and Board committee evaluations each year.



2
Evaluation

For 2024, the Executive Vice President - Chief External Affairs Officer spoke individually with each Board member to discuss specific topics, such as issues of importance to the Board for 2025, strategic planning and succession planning, and to obtain his or her assessment of Board and committee performance, functioning and operations during the year. These discussions also allowed time for engagement with each director on any other topic he or she desired to discuss.



3
Presentation and Findings

The directors' comments were compiled and provided to the Board in a format without attribution. The Board and the Board committees reviewed the anonymized findings in executive sessions in early 2025. Topics discussed include:
› an assessment of Board and committee performance in 2024
› issues of importance to the Board for 2025
› risk management, strategic planning and succession planning



4
Feedback

The non-executive Chair of the Board and the chairs of the committees identify follow-up matters from the evaluations. These included long-term strategy, management succession planning, board succession planning, capital allocation, and oversight of cybersecurity and technology matters, including use of generative artificial intelligence, among other items.

Risk Management

Board Oversight

The Board of Directors has ultimate responsibility to oversee Delta's enterprise risk management (ERM) program. Coordinated by Delta's Vice President of the Corporate Audit and Enterprise Risk Management department, ERM applies a repeatable methodology and framework to promote heightened awareness of risks to our enterprise. The program identifies and categorizes risks and monitors the progress of risk mitigation plans alongside the risk owner(s). ERM's primary objectives include facilitating a cross-functional enterprise-wide risk assessment, integrating the ERM framework into business processes and decision-making, holding management

accountable to mitigate risks, and providing assurance the risk-governance systems are functioning appropriately.

The Board discusses risk throughout the year, particularly when reviewing operating and strategic plans and when considering specific actions for approval. The Board's oversight of certain risk areas is managed through delegation of that risk item to the applicable Board committee based on its scope and charter with regular reporting to the full Board. The Board reviews the effectiveness of the ERM program through regular reports to the Audit Committee.

BOARD OF DIRECTORS
Oversees Delta's ERM

AUDIT COMMITTEE

› Reviews the ERM framework; reviews management's process for identifying, managing and assessing risk; oversees the management of risks related to the integrity of the consolidated financial statements, internal control over financial reporting, the internal audit function, and legal and regulatory matters related to cybersecurity, the security and operations of the information technology systems and reporting of environmental matters in SEC filings.

› Members of the Audit Committee are financially literate as defined by the NYSE, two of whom are designated as audit committee financial experts.

› The Audit Committee received briefings on information security matters at four of its regular meetings in 2024 from our Chief Information Officer or Chief Information Security Officer, including updates related to cyber and technology risk, the security and operations of our information technology systems and our digital transformation. In addition, the Audit Committee held a special session that other members of the Board attended at which the company's information technology leadership provided a more detailed reviewed of technology matters, including the computing landscape, the company's digital transformation, the company's approach to the use of generative artificial intelligence and information security. Members also have access to internal and external education on cybersecurity risks.

FINANCE COMMITTEE
› Oversees the management of risks related to aircraft fuel price, foreign currency and interest rate hedging, Delta's financial condition and capital structure, its financing, acquisition, divestiture and investment transactions and related matters.

PERSONNEL & COMPENSATION COMMITTEE
› Reviews risks related to management succession and development, Delta's executive compensation program, leadership development and talent planning process, human capital management and related matters.

CORPORATE GOVERNANCE COMMITTEE
› Reviews risks related to the Board of Directors' succession plans, Delta's corporate governance, environmental sustainability, political contributions and related matters.

SAFETY & SECURITY COMMITTEE
› Oversees the management of risks related to customer, employee, aircraft and airport operating safety and security, global public health and related matters.

Management's Role

Delta's ERM program is an integrated and continuous process for managing enterprise-wide risks including strategic, financial, operational, safety, compliance and reputational risks. Leaders of all business divisions engage with the ERM team to identify risk as it relates to their respective operating divisions and strategic plans, develop risk mitigation plans, monitor the effectiveness of those mitigation activities and provide updates through a series of specific risk committees as appropriate. The organizational design of Delta's leadership, the Risk Council, under the oversight of the Board and its committees, provide a robust governance structure for effective management and oversight of enterprise risks.

Risk Council

The senior management level, cross-divisional Risk Council meets at least quarterly to review, advise, and support Delta in assessing and mitigating enterprise risk, with responsibility over the following: identifying emerging or insufficiently mitigated enterprise risks and evaluating specific mitigation measures; championing a strong speak-up culture and reinforcing an ethical culture; enabling communication and cooperation among divisions; ensuring Delta's compliance with internal policies and applicable laws and regulations; and allocating sufficient resources in various divisions to support Delta's compliance.

As appropriate, various officers and employees attend meetings of the Risk Council to provide updates on mitigation progress and other follow up issues addressed within the Risk Council.

The Risk Council includes the Chief Financial Officer, Executive Vice President - Chief External Affairs Officer, Chief Information Officer, Chief Sustainability Officer, Chief Customer Experience Officer, Chief Strategy Officer, Chief Compliance Officer, Chief Health and Wellness Officer, Chief Information Security Officer, Chief Digital Officer, Senior Vice President (SVP) - Corporate Safety and Security, SVP - Controller, SVP - Human Resources, SVP - Revenue Management, SVP - Network Planning, SVP - Corporate Innovation, SVP - Flight Operations, SVP - Inflight Services, Vice President (VP) - Corporate Audit, VP - Government Affairs, and Director of Enterprise Risk Management, among others.

Communications with Directors

Shareholders and other interested parties may communicate with our non-management directors by sending an e-mail to **nonmgmt.directors@delta.com**. We have established a link to this address on our Investor Relations website. Communications with directors may also be mailed to Delta's Corporate Secretary at:

> Delta Air Lines, Inc.
> Department 981
> 1030 Delta Boulevard
> Atlanta, Georgia, 30354
> Attention: Corporate Secretary

Communications will be sent to the Chair of the Board, as representative of the non-management directors, other than communications pertaining to customer service, human resources, accounting, auditing, internal control and financial reporting matters. Communications regarding customer service and human resources matters will be forwarded for handling by the appropriate Delta department. Communications regarding accounting, auditing, internal control and financial reporting matters will be brought to the attention of the Audit Committee chair.

SHARE OWNERSHIP

Directors and Executive Officers

The following table sets forth the number of shares of Delta common stock beneficially owned as of April 18, 2025, by each current director, each person named in the Summary Compensation Table in this proxy statement (including one former executive officer of Delta who left Delta during 2024) and all current directors and executive officers as a group. Unless otherwise indicated by footnote, the owner exercises sole voting and investment power over the shares listed.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership[1]
Current Directors:	
Edward H. Bastian[2]	2,355,713[3]
Christophe Beck	-
Maria Black	4,055
Willie CW Chiang	24,040[4]
Greg Creed	30,910[5]
David G. DeWalt	79,250
Leslie D. Hale	14,910
Christopher A. Hazleton	300
Michael P. Huerta	31,505
Judith J. McKenna	10
Vasant M. Prabhu	8,480
Sergio A. L. Rial	33,041
David S. Taylor	115,940[6]
Kathy N. Waller	41,880
Named Executive Officers:	
Glen W. Hauenstein	1,052,057[3]
Peter W. Carter	481,632[3]
Daniel C. Janki	315,268[3]
Alain Bellemare	245,214[3]
Michael L. Spanos	42,671
Current Directors and Executive Officers as a Group (23 Persons)	5,758,547[3]

(1) Each of the individuals listed in the table and the current directors and executive officers as a group beneficially owned less than 1% of the shares of common stock outstanding on April 18, 2025.

(2) Mr. Bastian is also a named executive officer.

(3) Includes the following number of shares of common stock which a named executive officer has the right to acquire upon the exercise of stock options that were exercisable as of April 18, 2025, or that will become exercisable within 60 days after that date:

Name	Number of Shares
Edward H. Bastian	1,687,890
Glen W. Hauenstein	824,710
Peter W. Carter	272,640
Daniel C. Janki	73,730
Alain Bellemare	68,060
Current Executive Officers as a Group (10 Persons)	3,470,983

(4) Includes 20,000 shares held by the Chiang 2014 Management Trust, of which Mr. Chiang and his wife are co-trustees.

(5) Includes 26,870 shares held by the Creed Revocable Living Trust, of which Mr. Creed and his wife are co-trustees.

(6) Includes 99,480 shares held in a Grantor Retained Annuity Trust (the "GRAT") for the benefit of the Mr. Taylor's adult children. Mr. Taylor is the trustee of the GRAT, and he is the sole recipient of the annuity payments made by the GRAT.

Beneficial Owners of More than 5% of Voting Stock

The following table provides information about the following entities known to Delta to be the beneficial owner of more than five percent of Delta's outstanding common stock as of April 18, 2025.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Class
The Vanguard Group 100 Vanguard Blvd Malvern, PA 19355	71,974,852[1]	11.0%
BlackRock, Inc. 50 Hudson Yards New York, NY 10001	43,050,757[2]	6.6%

(1) Based on an amendment to Schedule 13G filed on February 13, 2024, in which The Vanguard Group reported that, as of December 31, 2023, it had shared voting power over 558,993 of these shares, sole dispositive power over 70,081,272 of these shares and shared dispositive power over 1,893,580 of these shares.

(2) Based on an amendment to Schedule 13G filed on January 26, 2024, in which BlackRock, Inc. reported that, as of December 31, 2023, it had sole voting power over 40,843,687 of these shares and sole dispositive power over 43,050,757 shares.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This section of the proxy statement describes the compensation of the named executive officers for 2024. It also discusses how our executive compensation program reflects our compensation philosophy and objectives, including the importance of linking pay to performance.

2024 Named Executive Officers

Name	Position
EDWARD H. BASTIAN	Chief Executive Officer
GLEN W. HAUENSTEIN	President
PETER W. CARTER	Executive Vice President - Chief External Affairs Officer
DANIEL C. JANKI	Executive Vice President & Chief Financial Officer
ALAIN BELLEMARE	Executive Vice President & President - International
MICHAEL L. SPANOS	Former Executive Vice President & Chief Operating Officer

Executive Summary

Company Performance

Delta has been on a long-term journey to change the financial profile of the company and transcend the industry by becoming the airline of choice with a trusted consumer brand. Executing on Delta's commercial strategy has increased the mix of diverse revenue streams, including premium and loyalty, resulting in a unit revenue premium to the industry and industry-leading margins and returns on capital.

In 2024, we continued to differentiate Delta from the industry and to invest in the durability of our competitive advantages that support our trusted consumer brand as reflected in our operational and financial results for 2024:

› We were honored for the fourth consecutive year with the Cirium Platinum Award for global operational excellence in January 2025 and named the most on-time airline in North America. We were also recognized as the 2024 Airline of the Year by aviation publication *Air Transport World* and named the best airline by corporate travel customers in the annual Business Travel News Airline Survey for the 14th year in a row.

› We delivered over $5 billion of adjusted pre-tax income,[1] representing nearly 50% of the industry's profitability. This marks the seventh year in our history that we generated a pre-tax profit above $5 billion.

› We sustained a revenue premium to the industry[2] of more than 110%, continuing to differentiate Delta from the industry.

› We delivered $8 billion of adjusted operating cash flow,[1] and after reinvesting $4.8 billion[1] back into the business, we generated free cash flow[1] of $3.4 billion. Our balance sheet returned to investment grade at all three major credit rating agencies, differentiating Delta and reflecting our financial durability.

This strong performance resulted in Delta sharing $1.4 billion in profits with our people under the company's broad-based profit sharing program (Profit Sharing Program). This program is core to Delta's philosophy that by investing in our people, they will deliver for our customers, whose loyalty drives continued reinvestment in our employees and business and creates value for our shareholders.

---

1 Adjusted for special items; see "Supplemental Information about Financial Measures" on page 90 for reconciliations of non-GAAP measures and reasons we use them.
2 Based on reported total revenue per available seat mile (TRASM), adjusted, relative to the performance of our industry peer group for the year indicated. Industry defined as Delta Air Lines, United Airlines, American Airlines, Southwest Airlines, Alaska Airlines and JetBlue Airways.



Our Employee Commitment

We believe Delta's most important competitive advantage is our employees who are the face of our brand. Our financial and operational success in 2024 is a direct result of the dedication and hard work of our over 100,000 employees. During 2024, we continued our commitment to promoting a culture of open, honest and direct communications, enhancing the wellness of our people and building an environment that fosters engagement, integrity and respect.

Investing in our People in 2024

In addition to a 5% pay increase to eligible employees in April 2024, Delta invested in our people in the following ways in 2024:

 **Profit Sharing Program** Paying $1.4 billion in February 2025 under the Profit Sharing Program in recognition of the achievements of our employees that made Delta the most profitable airline in 2024. This was the second consecutive year in which we shared over $1 billion of profits with our people. Since 2015, we have shared $10 billion in profit sharing payments with our employees worldwide—and, for 2024, Delta continues to lead the industry in profit sharing, with this year's total greater than the pool of all U.S. peer airlines combined.

 **Shared Rewards Program** Awarding $86 million under Delta's broad-based operational incentive program (Shared Rewards Program) thanks to the hard work of our employees meeting key operational performance goals during 2024 (on-time arrival, baggage handling, flight completion and net promoter score) recognizing that superior performance by our frontline employees directly affects customer satisfaction.

 **Physical, Emotional and Social Wellness** Investing over $60 million in employees' total wellness through enhanced mental health benefits; a health concierge service to navigate the complex healthcare system; expanded maternity, parental and bonding leave; new fertility, adoption and surrogacy benefits; and additional care-giving resources for working families.

 **Financial Wellness** Contributing over $14 million to the emergency savings account of over 14,000 employees under its Emergency Savings Program, which allows employees who complete financial coaching, education and savings requirements to receive up to $1,000 from Delta directly into their emergency savings account. This is in addition to the over $1.1 billion Delta contributed to our broad-based defined contribution plans.

Talent Planning and Development

Talent planning and development are important at all levels within Delta—from our executives to our frontline employees. The Personnel & Compensation Committee continues to place significant focus on executive talent planning. The Board of Directors is regularly updated on key talent indicators for our senior leaders, including recruiting, development and succession planning programs. They are also exposed to potential future executive leaders through Board meetings and informal events.

Executive Compensation in 2024

The core elements of our executive compensation program have been maintained since 2020. The Personnel & Compensation Committee believes the program's underlying structure provides both a solid foundation and enough flexibility to appropriately adjust the focus of Delta's leadership team as needed—whether managing through a global pandemic or building on our financial and operational lead in the industry. While the general structure of our annual and long-term incentive plans has remained consistent, adjustments have been made to effectively:

› align the named executive officers' interests with shareholders to drive long-term value creation;

› reward the named executive officers' leadership in the industry as Delta transitioned from recovery and stabilization to growth; and

› recognize the highly marketable and transferable talents of the named executive officers.

Our annual and long-term incentive plans recognize our executives' leadership and commitment to Delta, while continuing to place the majority of their compensation at-risk with stretch performance measures that reward exceptional performance and provide long-term value to our shareholders.

In setting compensation for 2024, the Personnel & Compensation Committee, in consultation with its compensation consultant, considered the company's long-term business strategy and commitment to closely align executive officer compensation with the company's performance. As Delta pivoted over the past five years from survival, to recovery, to stabilization and now to differentiation and durability, the Personnel & Compensation Committee adjusted the awards for named executive officers to reflect their contributions to the company's industry leading performance, taking into account shareholder feedback. For 2024, the Personnel & Compensation Committee set awards for the named executive officers at levels consistent with past practices, and did not grant any enhanced long-term incentive awards that had been granted in 2023.



In addition to the other actions taken by the Personnel & Compensation Committee as described in this Compensation Discussion and Analysis, the following actions were taken for 2024 in light of recent shareholder feedback and Delta's ongoing commitment to maintaining the best-in-class program:

› **Changes to Long-Term Incentive Plans.** The current structure of our incentive plans was retained, with adjustments that reflect the company's commitment to our pay for performance philosophy.

  › For the 2024 long-term incentive program (LTIP), time-based cash awards were eliminated as a component of the LTIP and time-based restricted stock awards were returned for all named executive officers.

  › To further encourage the strengthening of our financial foundation and our position as the leader in the airline industry, the performance measures for the 2024 LTIP performance restricted stock unit awards were revised. We continued to measure our cumulative pre-tax income relative to our comparable airline peers and cumulative free cash flow. However, the maximum payout of such awards was reduced from 300% to 200%, and to further align the interest of the named executives with our shareholders, we eliminated average stock price measures and added a relative total shareholder return (TSR) performance modifier—as described more fully below in the "Performance Measure Selection" section on page 33 of this proxy statement.

› **Named Executive Officers' 2024 Target Compensation.** As part of its annual compensation review, the Personnel & Compensation Committee approved:

  › No increases to the base salary and annual incentive plan target award opportunities for Mr. Bellemare, Mr. Carter and Mr. Janki; and

  › An increase to the base salary for Mr. Bastian and Mr. Hauenstein to better align with market.

Administration of the Executive Compensation Program

PERSONNEL & COMPENSATION COMMITTEE

The Personnel & Compensation Committee oversees and approves Delta's executive compensation program to reinforce our culture by ensuring a strong connection between pay and performance as well as alignment between our executives, employees and shareholders. This includes:

› Establishing Delta's executive compensation philosophy and objectives in consultation with an independent compensation consultant and company management

› Overseeing the development and implementation of our executive compensation program

› Reviewing and approving the compensation structure and performance measures for our Chief Executive Officer and other executive officers

› Evaluating the performance of the Chief Executive Officer in meeting corporate goals and objectives

› Reviewing and advising the Board of Directors on management succession planning

› Overseeing Delta's policies and strategies relating to talent development and human capital management, including diversity, equity and inclusion, and employee wellbeing

› Making recommendations to the Board of Directors on the appointment of officers

› Reviewing tally sheets, competitive market data for our peer group and individual contributions to establish target compensation for our executive officers

› Reviewing and approving the adoption or revision of any clawback policy allowing Delta to recover compensation paid to employees, and administer or delegate the administration of such policy

INDEPENDENT COMPENSATION CONSULTANT

In 2024, after considering the factors provided under the NYSE listing standards and Item 407(e)(3)(iii) of Regulation S-K, the Personnel & Compensation Committee engaged Frederic W. Cook & Co., Inc. (FW Cook) as its independent executive compensation consultant. In this role, FW Cook provides advice to the Personnel & Compensation Committee and the Corporate Governance Committee regarding Delta's executive and director compensation programs. This includes:

› Providing advice regarding Delta's executive compensation program based on the company's business strategy, compensation philosophy, prevailing market practices and relevant regulatory mandates
› Providing annual recommendations directly to the Personnel & Compensation Committee on Chief Executive Officer compensation
› Advising the Corporate Governance Committee on the compensation for the non-executive Chair of the Board and non-employee directors
› Providing advice on the company's compensation peer group
› Updating and advising the Personnel & Compensation Committee on key executive compensation trends in the industry and general market
› Attending, at the request of the Personnel & Compensation Committee, executive session discussions without the presence of company management
› Periodically working directly with company management on behalf of, and under the control and supervision of, the Personnel & Compensation Committee

The Personnel & Compensation Committee considered FW Cook's advice when determining executive compensation plan design and award levels in 2024.

DELTA MANAGEMENT

Delta's management team provides input to the Personnel & Compensation Committee on Delta's executive compensation program structure and, under the supervision of the Personnel & Compensation Committee, is responsible for the ongoing administration of the program. This includes:

› Developing Flight Plan goals and providing input on business strategy and performance
› Providing updates to the Personnel & Compensation Committee on key executive compensation trends in the industry and general market
› Evaluating the financial and legal implications of executive compensation proposals and confirming proposed payouts to executive officers under our incentive compensation plans are calculated correctly and comply with plan terms
› The Chief Executive Officer making recommendations for the compensation of executive officers other than himself

Executive Compensation Philosophy and Objectives

Our executive compensation philosophy is to achieve Delta's short-term and long-term business goals by closely linking pay to performance and by aligning the interests of all Delta people with the interests of our customers and shareholders. Based on this philosophy, the Personnel & Compensation Committee develops the executive compensation program to promote a pay for performance culture that:



1	2	3
Places a substantial majority of total compensation at risk.	Directly supports our Flight Plan by utilizing challenging performance measures that provide incentives that deliver value to our customers and shareholders and drive payouts to frontline employees under our broad-based Profit Sharing and Shared Rewards Programs.	Provides compensation opportunities that help us motivate and retain existing talent and attract new talent to Delta when needed.

Pay for Performance

Pay for performance is the foundation of our compensation philosophy for all employees, driving a strong sense of teamwork and continual improvement of business results. Our executive compensation program places a substantial portion of total compensation at risk. Total target compensation for the named executive officers is contingent on Delta achieving ambitious financial, operational and customer service goals or subject to stock price performance.

The Personnel & Compensation Committee sets stretch performance goals under our annual and long-term incentive plans to drive Delta's business strategy and to deliver value to our shareholders.

Our incentive plans closely align the interests of management with those of frontline employees in two respects. First, many of the same financial, operational and customer service performance measures are used in both our executive and broad-based employee compensation programs. Second, we have long structured our annual incentive plan to ensure that executives do not receive above-target incentive payouts unless our people also receive payment under the Profit Sharing Program for the year.

Say on Pay Voting Results and Shareholder Engagement

At our 2024 annual meeting, we asked shareholders for a non-binding "say on pay" advisory vote to approve the 2023 compensation of the named executive officers. The holders of over 72% of the shares present and entitled to vote at the 2024 annual meeting voted for approval of the compensation of the named executive officers, demonstrating that the majority of our shareholders continue to support our compensation approach and pay-for-performance alignment.

Each year, we engage with shareholders representing a significant portion of our outstanding shares on a variety of topics, including our executive compensation programs. In light of the say on pay support we received in 2024, we expanded our engagement with shareholders and met, or initiated contact, with shareholders representing over 55% of our outstanding shares. Board members, including the Board Chair and the Chair of the Personnel & Compensation Committee, participated in a number of these engagements. The shareholders with whom we engaged generally expressed support for our executive compensation

program structure and the emphasis on performance-based awards. The most frequent comment we received during our discussions with shareholders related to the one-time enhanced awards provided to our CEO and certain other named executives officers. As intended, these one-time enhanced awards were granted only for 2023 and not again in 2024. In addition, the Personnel & Compensation Committee approved certain other changes to our compensation program to further align the interests of executives with our shareholders, including replacing time-based cash awards with restricted stock awards and adding a relative TSR modifier with respect to the performance restricted stock unit awards.

The Personnel & Compensation Committee will continue to take the results of the advisory vote into account when making future compensation decisions, and to emphasize our pay for performance philosophy utilizing challenging performance measures that provide incentives to deliver value to our shareholders.

Corporate Governance and Compensation Practices

Our executive compensation program reflects corporate governance policies and compensation practices that are transparent and consistent with best practices. The chart below highlights the policies and practices we consider instrumental in driving company performance while mitigating risk, as well as the practices we avoid.

What We Do:	What We Don't Do:
✓ Subject officers' incentive compensation (including both cash and equity-based awards) to compensation clawback provisions	✗ No employment contracts
✓ Apply stock ownership and retention guidelines to executive officers and directors	✗ No excise tax reimbursement for payments made in connection with a change in control
✓ Follow objective, standardized criteria for the timing of equity award grants	✗ No repricing, cash buyouts or share recycling of stock options and stock appreciation rights under our equity compensation plan
✓ Include "double trigger" change in control provisions in our incentive awards	✗ No hedging or pledging of company stock by our employees
✓ Require a one-year minimum vesting period for performance-based awards under our equity compensation plan	✗ No loss on sale for residence relocation protection for named executive officers
✓ Fully disclose our incentive plan performance measures	✗ No supplemental executive retirement or deferred compensation plans
✓ Engage with institutional investors regarding our executive compensation program	✗ No company-provided: › personal club memberships › executive life insurance › home security › financial planning
✓ Subject cash severance payments to certain limits under the company's Executive Officer Cash Severance Policy	

Comparative Market Data and Peer Group

We believe peer group data should be used as a point of reference, not as the sole factor in our executive officers' compensation. In general, the Personnel & Compensation Committee's objective is for target total direct compensation opportunities to be competitive with the peer group, with individual variation based on the individual's performance, experience and role within Delta.

In October 2022, in consideration of the evolution of our business strategy, the Personnel & Compensation Committee, in consultation with its compensation consultant, conducted a comprehensive review of our compensation peer group and revised its peer group selection criteria to reflect Delta's strategy to focus on enhancing our digital technology capabilities and developing premium global brand strength. As a result of this

review, the Committee revised our compensation peer group beginning with 2023 compensation decisions.

Our current peer group is composed of three major U.S. airlines and 18 other companies from diverse industries, including logistics/distribution, consumer products, retail, hospitality, aerospace/defense and technology, that exhibit similar size and business characteristics with Delta, including revenue size, number of employees and global presence. We believe our peer group, which is indicated below, reflects the market in which we may compete for business, investor capital and/or executive talent and aligns with the Personnel & Compensation Committee's peer group selection criteria. The peer group was used when the Committee was determining executive compensation for 2024. The companies in our peer group are:

American Airlines Group Inc.	American Express Company	Best Buy Co., Inc.
The Boeing Company	The Coca-Cola Company	Deere & Company
FedEx Corporation	The Home Depot, Inc.	Honeywell International Inc.
Marriott International, Inc.	McDonald's Corporation	NIKE, Inc.
The Procter & Gamble Company	RTX Corporation	Southwest Airlines Co.
Starbucks Corporation	Target Corporation	Uber Technologies, Inc.
Union Pacific Corporation	United Airlines Holdings, Inc.	United Parcel Service, Inc.



Elements of Compensation

Compensation elements for our executive officers include:

Type	Component	Objective
Fixed Compensation	Base Salary	› Provides a fixed amount of compensation for performing day-to-day functions based on level of responsibility, experience and individual performance
Performance-Based Compensation	Annual Incentive Plan	› Rewards short-term financial and operational performance on an absolute and relative basis using pre-established performance criteria that support Delta's short-term business goals
	Long-Term Incentive Program › Performance Awards › Performance Restricted Stock Units	› Motivates management employees by linking incentives to our multi-year financial and customer service-related goals and rewarding long-term value creation measured by our stock price and free cash flow › Aligns with interests of shareholders, facilitates executive officer stock ownership and encourages retention of our management employees
Time-Based Compensation	Long-Term Incentive Program › Restricted Stock	› Aligns with interest of shareholders, facilitates executive officer stock ownership and encourages retention of our management employees
Benefits	Health, Welfare and Retirement Benefit Plans	› Helps attract and retain highly qualified executives through a variety of employee benefits that demonstrates Delta's overall commitment to the health and financial wellness of our employees

Delta does not have a specific compensation target for each element of compensation. The compensation mix, of which a significant portion is performance-based, for the Chief Executive Officer and the other named executive officers is shown below. The Personnel & Compensation Committee believes this is the appropriate approach for aligning the interests of the named executive officers and shareholders.

2024 COMPENSATION MIX (AT TARGET)

CEO



Base Salary
6%
Annual Incentive
11%
Long-Term Incentive
83%
94% AT-RISK COMPENSATION

OTHER NAMED EXECUTIVE OFFICERS



Base Salary
9%
Annual Incentive
15%
Long-Term Incentive
76%
91% AT-RISK COMPENSATION

The Personnel & Compensation Committee considers a number of factors, including competitive market data, internal equity, role and responsibilities, business and industry conditions, management succession planning and individual experience and performance in determining executive compensation. When making specific compensation decisions, the Personnel & Compensation Committee also reviews compensation "tally sheets" prepared by its compensation consultant. The tally sheets detail the total compensation and benefits for each executive officer, including the compensation and benefits the officer would receive under hypothetical termination of employment scenarios.

Performance Measure Selection

Consistent with our executive compensation philosophy, the Personnel & Compensation Committee selects performance measures to support our Flight Plan and to closely align the interests of the named executive officers with the interests of our key stakeholders. Recognizing that the performance measures used under our annual and long-term incentive plans may need to change over time to reflect evolving priorities, the Personnel & Compensation Committee, together with company management and the compensation consultant, evaluates the performance measures used in our incentive plans each year to ensure they remain consistent with Delta's long-term strategic plan and our annual Flight Plan goals.

For 2024, the Personnel & Compensation Committee continued to approach its performance measure evaluation with a focus on further strengthening Delta's competitive advantages.

To achieve our mission that no one better connects the world, the company's 2024 Flight Plan focused on four core pillars: our people, our customers, our partners and communities, and our owners. With Delta's culture as the foundation, our 2024 Flight Plan objectives included: widen our lead as the airline of choice for our customers, run the industry's best operation at full scale, reduce debt and invest in our future. The mix of absolute and relative performance included in our 2024 annual and long-term incentive plans are distinct and demonstrate how the Personnel & Compensation Committee incorporates the elements of our Flight Plan to drive performance.

For 2024, the Personnel & Compensation Committee retained the same performance measures under the annual incentive plan. Additionally, the performance metrics and structure for the performance award component of the long-term incentive program remained the same for 2024, with a slight modification to reinstate Transatlantic and Latin America net promoter score goals, consistent with our pre-pandemic executive compensation structures. The Personnel & Compensation Committee continued

to believe that superior performance in these performance measures should ultimately produce sustainable long-term shareholder returns.

The Personnel & Compensation, however, made adjustments to the performance measures for the performance restricted stock units (PRSUs) component of the 2024 long-term incentive program.

For the three-year performance period beginning in 2024, the Personnel & Compensation Committee believed that our executive officer's longer-term focus should pivot from stabilization to growth. The Committee adopted performance measures for the PRSUs that balanced three of the company's main priorities: growing earnings, lowering capital expenditures and generating shareholder return. As a result the Committee decided to emphasize the importance of (1) increasing the company's free cash flow; (2) remaining the most profitable airline in the industry, by measuring our pre-tax income over the performance period relative to select airline peers; and (3) aligning with shareholder interests by modifying payouts if Delta's TSR over the performance period relative to select airline peers falls above or below a predefined rank.

In setting the annual and long-term performance goals for each measure, the Personnel & Compensation Committee reviews our business plans and considers other factors, including our past variance to targeted performance, our historical performance, economic and industry conditions and the performance of other airlines. In certain cases, this analysis may cause the Committee to set lower targets than in previous years. We set challenging, but achievable goals (including some that are realizable only as a result of exceptional performance) that focus the named executive officers on the company's short- and long-term objectives.



Annual Incentive Plan

Performance Measure	Description
Financial Performance — Pre-Tax Income	› Closely aligned with the business plan targets presented to the Board of Directors as part of Delta's operating plan › Also serves as the measure used under the Profit Sharing Program, thereby aligning the interests of Delta management with all employees
Operational Performance — Delta and Delta Connection	› Based on the broad-based Shared Rewards Program's on-time arrival, baggage handling, flight completion and net promoter score goals, as well as on-time arrival and flight completion goals for our Delta Connection carriers › Satisfaction of these measures are determined based on the monthly achievement of either internal goals or first place performance relative to airline peers (other than net promoter scores which is absolute only)

Long-Term Incentive Program

Performance Measure	Description
Total Revenue per Available Seat Mile (TRASM)	› A unit revenue measure comprised of passenger revenue, revenue from our ancillary businesses and other revenue sources relative to certain airline peers › Encourages focus on achieving top-line revenue growth while emphasizing disciplined capacity growth
Customer Service Performance	› Based on Delta's domestic, Transatlantic and Latin America net promoter scores, this measure further emphasizes the importance of earning and maintaining customer preference and loyalty
Cumulative Free Cash Flow	› Encourages focus on long-term revenue and margin growth and is a measure of our business resilience
Relative Cumulative Pre-Tax Income Performance	› Compares our pre-tax income relative to certain airline peers encouraging continued industry-leading profits
Relative Total Shareholder Return	› Aligns with shareholders by measuring stock price appreciation plus reinvested dividends over the long term relative to select airline peers.

Base Salary

The Personnel & Compensation Committee annually reviews the base salaries of the named executive officers, and makes adjustments when appropriate based on market competitiveness and other relevant factors. The Personnel & Compensation Committee may also make periodic adjustments in connection with promotions or changes in responsibility. Mr. Bellemare, Mr. Carter,

Mr. Janki and Mr. Spanos did not receive a salary increase in 2024. The Personnel & Compensation Committee approved a base salary increase for Mr. Bastian to $995,000 (from $950,000) and for Mr. Hauenstein to $750,000 (from $700,000) effective March 1, 2024, to better align with peers.

Annual Incentive

The 2024 Management Incentive Plan (2024 MIP) links pay and performance by providing management employees with a compensation opportunity based on Delta's achievement of short-term business goals in 2024. The 2024 MIP also aligns the interests of Delta management and employees by using metrics that are consistent with the goals that drive payouts under Delta's Profit Sharing and Shared Rewards Programs.

Typically, payments under the 2024 MIP are provided in cash. However, to provide further alignment between our executive

officers and our people, the executive officers' 2024 MIP awards are subject to the following conditions if there is no Profit Sharing Program payout to employees for the year:

› The actual MIP award, if any, will be capped at the target award opportunity, even if Delta's performance for operational and relative financial goals exceeds the target level.

› Any awards earned by executive officers will be made in restricted stock that will not vest until there is a payment under the Profit Sharing Program or under certain termination of employment scenarios.

The following chart shows the performance measures for the named executive officers under the 2024 MIP and the actual performance for each measure for 2024.



Performance Measure	Performance Measure Weighting	Threshold (50% of Target Payout)	Target (100% of Target Payout)	Maximum (200% of Target Payout)	Actual	Percentage of Target Achieved(1)
Absolute Financial						
Delta's 2024 Pre-tax income(2)	50%	$5.00 billion	$5.60 billion	$6.20 billion	Actual: $5.2 billion	36.29%
Operational	50%					
Number of monthly goals met under Shared Rewards Program	75%	21	28	35 or more	Actual: 34	69.64%
Number of monthly goals met by Delta Connection Carriers	25%	9	14	19 or more	Actual: 21	25%
Total Percentage of Target Award Achieved						**130.93%**

(1) This column reflects the percentage of the target award achieved after application of the performance measure weightings applicable to the named executive officers.

(2) "Pre-tax income" as defined in Delta's broad-based Profit Sharing Program, means Delta's annual consolidated pre-tax income calculated in accordance with GAAP and as reported in Delta's SEC filings, but excluding (a) asset write downs related to long-term assets; (b) gains or losses with respect to special, unusual, or nonrecurring items; and (c) expense accrued with respect to any employee profit sharing plan, program or similar arrangement.

The target award opportunities under the 2024 MIP are expressed as a percentage of each participant's base salary earned during the year. The Personnel & Compensation Committee determined the target award opportunities taking into consideration the peer group comparison, the Chief Executive Officer's recommendations for executive officers other than himself and input from the compensation consultant. The 2023 target award opportunities (as a percentage of base salary) were maintained for the named executive officers in 2024.

Summarized in the table below are the 2024 MIP awards earned by each named executive officer. Because there was a payout under the Profit Sharing Program for 2024, payments under the 2024 MIP were made in cash.

Named Executive Officer	Base Salary(1)	Target Award (as % of base salary)	Target Award	Percentage of Target Award Earned(2)	Total 2024 MIP Award
Mr. Bastian	$991,250	200%	$1,982,500	130.93%	$2,595,613
Mr. Hauenstein	$745,833	175%	$1,305,208	130.93%	$1,708,860
Mr. Bellemare	$650,000	150%	$975,000	130.93%	$1,276,531
Mr. Carter	$650,000	175%	$1,137,500	130.93%	$1,489,286
Mr. Janki	$650,000	175%	$1,137,500	130.93%	$1,489,286
Mr. Spanos(3)	$433,333	175%	$758,334	130.93%	$992,858

(1) Reflects base salary earned in 2024.

(2) Percentage reflects rounding, the actual payout percentage was 130.92625%.

(3) As a result of his departure from the company on September 1, 2024, Mr. Spanos received a prorated 2024 MIP award for the time spent in his position.



Long-Term Incentives

2024 Long-Term Incentive Program

The 2024 Long-Term Incentive Program (2024 LTIP) links pay and performance by providing management employees with a compensation opportunity that aligns the interests of management and shareholders, with a large portion contingent upon Delta's financial, customer service and relative TSR over a three-year period. The performance measures and goals are the same for the Chief Executive Officer, the other named executive officers and, as applicable, all other participants in this program.

The 2024 LTIP target awards are the largest component of each executive officer's compensation opportunity. The Personnel & Compensation Committee determined the target award opportunities so each participant's total direct compensation opportunity is competitive with the peer group.

The 2024 LTIP awards granted to each named executive officer is summarized in the table below. These award allocations were selected to balance the incentive opportunity among Delta's financial performance relative to other airlines, internal company performance and relative total shareholder return. This mix and the other terms of the 2024 LTIP are intended to drive year-over-year improvements in financial, operational and customer performance.

Named Executive Officer	Performance Restricted Stock Units	Performance Awards	Restricted Stock	Total 2024 LTIP Target Award
Mr. Bastian	$7,307,500	$3,653,750	$3,653,750	$14,615,000
Mr. Hauenstein	$3,875,000	$1,937,500	$1,937,500	$7,750,000
Mr. Bellemare	$1,500,000	$1,500,000	$1,500,000	$4,500,000
Mr. Carter	$2,600,000	$1,300,000	$1,300,000	$5,200,000
Mr. Janki	$2,750,000	$1,375,000	$1,375,000	$5,500,000
Mr. Spanos[1]	$2,750,000	$1,375,000	$1,375,000	$5,500,000

(1) As a result of his departure from the company on September 1, 2024, Mr. Spanos' 2024 LTIP awards will be prorated for the time spent in his position.

Performance Restricted Stock Units

Performance restricted stock units are long-term incentive opportunities payable in Delta stock. The charts below show the range of potential payments of the performance restricted stock units based on Delta's cumulative pre-tax income performance relative to the PRSU Industry Group and Delta's cumulative free cash flow performance over the three-year performance period ending December 31, 2026, subject to a relative TSR modifier.

Performance restricted stock units are eligible for dividend equivalents, but none will become payable until such time as the applicable performance criteria are met and the award vests. Any payouts under this award will occur in 2027.

		RELATIVE CUMULATIVE PRE-TAX INCOME PERFORMANCE			
		Rank vs. PRSU Industry Group[1]			
		#4	#3	#2	#1
ABSOLUTE CUMULATIVE FREE CASH FLOW PERFORMANCE	$11 billion or more	75%	100%	150%	200%
	$9 billion	50%	75%	100%	150%
	$7 billion	0%	50%	75%	100%
	Below $7 billion	0%	0%	50%	75%

(1) The PRSU Industry Group consists of: American Airlines, Southwest Airlines and United Airlines.

Performance restricted stock units include a relative TSR modifier to further link awards to shareholder value creation. The number of shares earned from PRSU awards will be reduced or increased if total shareholder return over the three-year performance period relative to select airline peers falls outside a defined range. Specifically, after the performance results are certified, the award will be modified up or down as follows, if applicable.

TSR Rank v. Industry Group[1]	Modifier (Percentage Points)
1	+10%
2	+10%
3	0%
4	0%
5	-10%
6	-10%

(1) The Industry Group for purposes of the PRSU TSR modifier consists of: Alaska Airlines, American Airlines, JetBlue Airways, Southwest Airlines and United Airlines.

Performance Awards

Performance awards are long-term incentive opportunities payable in cash. The following chart shows the range of potential payments of the performance awards based on three performance measures over the three-year period ending December 31, 2026. Any payouts under this award will occur in 2027.

PERFORMANCE LEVELS



Performance Measure		Performance Measure Weighting	Threshold (50% Payout)	Target (100% Payout)	Maximum (200% Payout)
Total Revenue per Available Seat Mile (TRASM) performance relative to the Industry Group's TRASM performance[1]		33%	109.5%	111.5%	113.5%
Customer Service Performance (Net Promoter Score)	Domestic	70%	46.0	49.5	53.0
33%	TATL[2]	15%	28.0	30.0	32.0
	Latin America[2]	15%	43.0	45.0	47.0
Cumulative Free Cash Flow		33%	$7.0 billion	$9.0 billion	$11.0 billion

(1) For purposes of the performance awards, the Industry Group consists of: Alaska Airlines, American Airlines, JetBlue Airways, Southwest Airlines and United Airlines.
(2) Performance measures only for year one (2024) of the 3-year performance period ending on December 31, 2026. Performance measures for 2025 and 2026 were set in 2025.

Time-Based Restricted Stock

The 2024 LTIP provides that restricted stock awards will vest in three equal installments on each of February 1, 2025, February 1, 2026 and February 1, 2027, subject to forfeiture in certain circumstances. The value of an individual's restricted stock award will depend on the price of Delta stock when the award vests. Restricted stock is eligible for dividends, but dividends will not become payable until the restrictions on the underlying stock lapse.

The 2022 Long-Term Incentive Program Payouts

In 2022, the Personnel & Compensation Committee granted Mr. Bastian, Mr. Hauenstein, Mr. Carter, Mr. Bellemare and Mr. Janki performance restricted stock units and cash performance awards under the 2022 Long-Term Incentive Program (2022 LTIP). We reported these award opportunities in our 2022 proxy statement. Mr. Spanos did not receive a 2022 LTIP award because he was hired in 2023.

The payout of the performance restricted stock units is based on Delta's adjusted diluted earnings per share (EPS) recovery relative to the PRSU Industry Group (measured based on each airline's EPS in 2024 versus 2019), and subject to modification based on Delta's

absolute EPS recovery. The payout of the performance award opportunities is based on the total revenue per available seat mile (TRASM) relative to the performance of an industry peer group, Delta's customer service performance and cumulative free cash flow over a three-year performance period ending December 31, 2024.

Summarized in the chart below are the performance results certified by the Personnel & Compensation Committee for the performance restricted stock units and the performance awards under the 2022 LTIP and the resulting percentage of target award opportunity earned for each performance period.

2022 PERFORMANCE RESTRICTED STOCK UNITS



Relative EPS Recovery - Ranking v. PRSU Industry Group[1]			250%
			Actual: #1 ▼
50%	100%	200%	250%
#4	#3	#2	#1

Absolute EPS - Modifier		+8%
	Actual: $6.61[2] ▼	
-50%	0%	50%
≤ $5.61	$6.47	≥ $7.32

Total Percentage of Target Award Achieved	258%

(1) PRSU Industry Group: American Airlines, Southwest Airlines and United Airlines

(2) EPS, for purposes of Relative EPS Recovery and Absolute EPS, is the Non-GAAP financial measure that Delta reports to investors as adjusted diluted earnings per share in its earnings releases and certain other filings with the SEC, subject to additional adjustments by the Personnel & Compensation Committee for comparability with the PRSU Industry Group.

2022 PERFORMANCE AWARDS



Performance Measure	Performance Measure Weighting	PERFORMANCE LEVELS			Percentage of Target Achieved[1]
		Threshold (50% Payout)	Target (100% Payout)	Maximum (200% Payout)	
Total Revenue per Available Seat Mile (TRASM) performance relative to the Industry Group's TRASM performance[2]					
	33%	108%	110% – 113%	114% — Actual: 114.02%	66.68%
Customer Service Performance (Net Promoter Score)					
	Domestic 33%	Actual: 46.5 — 49	52– 54	57	0%
Cumulative Free Cash Flow					
	33%	($2.0 billion)	($4.0 billion) – $6.0 billion — Actual: $5.7 billion	$7 billion	33.33%
Total Percentage of Target Award Achieved					100.01%

(1) This column reflects the percentage of the target award earned for the 2022-2024 performance period after application of the performance measure weightings.

(2) For purposes of the 2022 LTIP, the Industry Group consists of: Alaska Airlines, American Airlines, JetBlue Airways, Southwest Airlines and United Airlines.

Benefits

The named executive officers participate in the same ongoing retirement plans as our frontline employees, including a defined contribution plan and, for certain officers, a frozen defined benefit pension plan. We do not provide any supplemental executive retirement plans or deferred compensation plans. The named executive officers also receive the same health and welfare benefits provided to all Delta employees, except for basic life insurance coverage, which all other employees receive and our officers do not. Delta provides relocation assistance to newly hired officers and certain other management employees pursuant to our relocation program, which is designed to cover the costs directly resulting from the relocation, including tax gross-up payments for taxable relocation benefits under the program. In addition, Delta requires officers to regularly complete a comprehensive physical examination. Delta pays the cost of this examination. Every domestic full-time Delta employee is eligible for a free physical under the company's health plans. Other than eligibility for flight benefits (for the executive officer, immediate family members and other designees and, in certain circumstances, the executive officer's surviving spouse), Delta provides no perquisites to any of our officers. Delta provides certain flight benefits to all employees and eligible retirees and survivors. These benefits are a low-cost, highly valued tool for attracting and retaining talent and are consistent with industry practice. See the Summary Compensation Table and the related footnotes beginning on page 42 for information regarding benefits received in 2024 by the named executive officers.

Risk Assessment

The Personnel & Compensation Committee requested its consultant, FW Cook, to conduct a risk assessment of Delta's executive compensation program. Based on this review, FW Cook determined that the executive compensation program does not encourage unnecessary risk-taking, and the Personnel & Compensation Committee and company management agree with this assessment. The Personnel & Compensation Committee notes the executive compensation program includes: (1) a compensation clawback policy for officers; (2) stock ownership and retention guidelines for executive officers; (3) incentive compensation capped at specified levels; (4) an emphasis on longer-term compensation; (5) use of multiple performance measures, both annual and long-term; and (6) an anti-hedging and anti-pledging policy for all employees. These features are designed to align the interests of executives with preserving and enhancing shareholder value.

Executive Compensation Policies

The Personnel & Compensation Committee monitors the continuing dialogue among corporate governance experts, securities regulators and related parties regarding best practices for executive compensation. Delta's executive compensation policies, described below, are consistent with our executive compensation philosophy, align with shareholder interests and foster responsible behavior.

Clawback Policies

The Personnel & Compensation Committee has adopted the Delta Air Lines, Inc. Executive Officer Clawback Policy in compliance with Rule 10D-1 of the 1934 Act and the NYSE listing standards. This policy requires the company to recover certain specified financial-based incentive compensation in connection with specified accounting restatements, without regard to the fault of the executive officer.

This is in addition to Delta's long-standing compensation clawback policy that holds all company officers accountable in the event of wrongful conduct. Under this policy, if the Personnel & Compensation Committee determines an officer has engaged in fraud or misconduct that requires a restatement of Delta's financial statements, the Personnel & Compensation Committee may recover all incentive compensation awarded to or earned by the officer for fiscal periods materially affected by the restatement. For this purpose, incentive compensation includes annual and long-term incentive awards and all forms of equity compensation.



Stock Ownership Guidelines

Under Delta's rigorous stock ownership guidelines, executive officers are required to own a substantial number of shares of Delta stock as indicated in the following table:

	Shares Equal to a Multiple of Base Salary	OR	Shares
Chief Executive Officer	8x		400,000
President	6x		200,000
Executive Vice Presidents	4x		150,000

Executive officers must achieve the applicable ownership level within five years of the date they become subject to the guidelines. Each executive officer must hold at least 50% of all net shares received through restricted stock vesting or realized through stock option exercises until the applicable stock ownership guideline is achieved. For this purpose, "net shares" means all shares retained after applicable withholding of any shares for tax purposes. Stock ownership does not include shares an executive officer has the right to acquire through the exercise of stock options and awards of performance restricted stock units not yet paid. The stock ownership of our executive officers is measured based on the three-month average of the closing price of Delta stock on the NYSE. As of December 31, 2024, all of the named executive officers exceeded their required stock ownership levels.

Equity Award Grant Policy

Delta's equity award grant policy provides objective and standardized criteria for the timing, practices and procedures used in granting equity awards. Under this policy, the Personnel & Compensation Committee generally will consider approval of annual equity awards for management employees in the first quarter of the calendar year. However, if circumstances arise and the Personnel & Compensation Committee determines that it is advisable to grant equity awards at another time, it may decide to do so. Once approved, the grant date of these awards will be the later of (1) the date the Personnel & Compensation Committee approves the awards and (2) the third business day following the date on which Delta publicly announces its financial results for the most recently completed fiscal year. Equity awards for new hires, promotions or other off-cycle grants may be

approved as appropriate and, once approved, these awards will be made on the later of (1) the date on which the grant is approved and (2) the third business day following the date on which Delta publicly announces its quarterly or annual financial results if this date is in the same month as the grant.

Although Delta does not currently grant stock option awards to employees, the equity award grant policy prohibits the granting of stock options or option-like instruments to officers who are subject to Section 16 of the Securities Act of 1933 during the period starting four business days before and ending one business day after the filing of Delta's 10-K or Form 10-Q or the filing or furnishing of a Form 8-K that discloses material non-public information.

Insider Trading Policy

Delta's Insider Trading Policy governs the purchase, sale and other disposition of Delta securities by Board members, officers, employees and other covered persons. The policy also applies to trades on behalf of Delta, including any transactions made under repurchase programs. We believe our Insider Trading Policy and

other policies and procedures are reasonably designed to promote compliance with insider trading laws, rules and regulations, and NYSE listing standards. A copy of our Insider Trading Policy is included as Exhibit 19.1 to Delta's Annual Report on Form 10-K filed with the SEC on February 11, 2025.

Anti-Hedging and Anti-Pledging Policy

Under Delta's Insider Trading Policy, employees and Board members are prohibited from engaging in transactions in Delta securities involving publicly traded options, short sales and hedging transactions because they may create the appearance of

unlawful insider trading and, in certain circumstances, present a conflict of interest. In addition, employees and Board members are prohibited from holding Delta securities in a margin account or otherwise pledging Delta securities as collateral for a loan.

Executive Officer Cash Severance Policy

Under Delta's Executive Officer Cash Severance Policy, Delta will not enter into any new (or renew any existing) agreement with, or establish a new severance plan or policy with respect to, our executive officers that provides for cash severance payments that

exceed 2.99 times the sum of the officer's base salary and target annual bonus opportunity without seeking shareholder ratification or advisory approval.

Post-Employment Compensation

Our executive officers do not have employment contracts, supplemental executive retirement plans, deferred compensation plans or change in control agreements. They are eligible to receive certain benefits in the event of specified terminations of employment, including as a consequence of a change in control. The Personnel & Compensation Committee believes these provisions strengthen the alignment of the executives'

compensation with future company performance. The severance benefits and the forfeiture provisions under our long-term incentive programs for the named executive officers are described in "Post-Employment Compensation—Potential Post-Employment Benefits upon Termination or Change in Control" beginning on page 49.

Tax and Accounting Impact and Policy

The financial and tax consequences to Delta of the executive compensation program are important considerations for the Personnel & Compensation Committee when analyzing the overall design and mix of compensation. The Personnel & Compensation Committee seeks to balance an effective compensation program

with an appropriate impact on reported earnings and other financial measures.

Equity awards granted under our executive compensation program are expensed in accordance with Statement of Financial Accounting Standards Codification Topic 718, Stock Compensation.

Compensation Committee Report

The Personnel & Compensation Committee has reviewed and discussed with Delta management the Compensation Discussion and Analysis and, based on such review and discussion, the Personnel & Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

THE PERSONNEL & COMPENSATION COMMITTEE

Sergio A. L. Rial, *Chair*
Maria Black
Greg Creed
David G. DeWalt
Leslie D. Hale
David S. Taylor
Kathy N. Waller

Executive Compensation Tables

The table below contains information about the compensation of the following named executive officers during 2024: (1) Mr. Bastian, Delta's principal executive officer; (2) Mr. Janki, Delta's principal financial officer; (3) Mr. Hauenstein, Mr. Carter and Mr. Bellemare, who were

Delta's three other most highly compensated executive officers on December 31, 2024; and (4) Mr. Spanos who would have been among Delta's three other most highly compensated executive officers on December 31, 2024 if he had been an executive officer on that date.

Summary Compensation Table

Nae	Year	Salary ($)	Bonus ($)[1]	Stock Awards ($)[2][3][4]	Option Awards ($)[2]	Non-Equity Incentive Plan Compensation ($)[5]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[6]	All Other Compensation ($)[7]	Total ($)[8]
Edward H. Bastian Chief Executive Officer	2024	991,250	8,500,000	10,961,648	-	6,295,983	0	368,188	27,117,069
	2023	950,000	9,600,000	17,000,280	-	6,292,865	0	371,183	34,214,328
	2022	950,000	-	5,700,012	-	2,673,562	0	282,813	9,606,387
Glen W. Hauenstein President	2024	745,833	1,937,500	5,812,758	-	3,709,060	-	251,133	12,456,284
	2023	700,000	6,050,000	8,875,069	-	3,681,404	-	246,035	19,552,508
	2022	700,000	-	3,200,168	-	1,723,744	-	190,645	5,814,557
Alain Bellemare Executive Vice President & President - International	2024	650,000	-	3,000,470	-	2,776,681	-	220,174	6,647,325
	2023	650,000	-	3,000,155	-	2,831,620	-	210,833	6,692,608
	2022	650,000	-	3,000,076	-	1,371,959	-	146,180	5,168,215
Peter W. Carter Executive Vice President - Chief External Affairs Officer	2024	650,000	1,300,000	3,900,772	-	2,889,426	-	222,603	8,962,801
	2023	616,667	4,200,000	5,600,409	-	2,530,707	-	185,893	13,133,676
	2022	550,000	-	2,100,097	-	1,160,889	-	142,045	3,953,030
Daniel C. Janki Executive Vice President & Chief Financial Officer	2024	650,000	-	4,125,546	-	2,989,436	-	234,724	7,999,706
	2023	650,000	-	4,125,123	-	3,062,923	-	228,079	8,066,125
	2022	650,000	-	3,000,076	-	1,600,619	-	164,828	5,415,523
Michael L. Spanos Former Executive Vice President & Chief Operating Officer	2024	433,333	-	4,125,546	-	992,858	-	2,980,523	8,532,260
	2023	361,932	250,000	6,844,062	-	901,554	-	220,561	8,578,109

(1) The reported amounts for 2023 and 2024 in the "Bonus" column include the payment of time-based cash awards granted to Mr. Bastian, Mr. Hauenstein and Mr. Carter under each of Delta's 2022 and 2023 long-term incentive programs. None of the other named executive officers received these time-based cash awards. The reported amount for 2023 in the "Bonus" column for Mr. Spanos reflects a one-time cash signing bonus.

(2) The amounts in the "Stock Awards" and "Option Awards" columns do not represent amounts the named executive officers received or are entitled to receive. Rather, the reported amounts represent the aggregate fair value of awards computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Stock Compensation (FASB ASC Topic 718) on the applicable grant date or, if earlier, the service inception date. The reported amounts do not reflect the risk the stock and option awards may be forfeited in certain circumstances and, for awards that are subject to performance conditions, the risk there is no payout because the performance conditions are not met.

The reported amounts for 2024, 2023 and 2022 in the "Stock Awards" and "Option Awards" columns primarily reflect, as applicable, award opportunities under Delta's long-term incentive programs. For additional information, see footnotes 3 and 4 below.

(3) The 2024 Long-Term Incentive Program (2024 LTIP) provides our executive officers with a long-term incentive opportunity consisting of performance restricted stock units, and cash-settled performance awards. See "Compensation Discussion and Analysis—Elements of Compensation—Long-Term Incentives" on page 36 for details about the 2024 LTIP.

The reported amounts for 2024 in the "Stock Awards" column include the fair value of the performance restricted stock units and restricted stock, under the 2024 LTIP, computed in accordance with FASB ASC Topic 718 based on the closing price of Delta common stock on February 7, 2024, the date the 2024 LTIP awards became effective for the named executive officers.

(4) For awards in the "Stock Awards" column that are subject to performance conditions, the fair value is computed in accordance with FASB ASC Topic 718 based on the probable outcome of the performance conditions as of the applicable grant date or, if earlier, the service inception date. For these purposes, the fair value of the performance restricted stock units under the 2024 LTIP is computed based on performance at the target level.

If the performance restricted stock units were assumed to pay out at the maximum level, the aggregate fair value of such awards for the named executive officers, which does not include the other components of the 2024 LTIP, would be as follows:

Name	2024 ($)
Edward H. Bastian	14,615,531
Glen W. Hauenstein	7,750,075
Alain Bellemare	3,000,470
Peter W. Carter	5,200,761
Daniel C. Janki	5,500,728
Michael L. Spanos	5,500,728

(5) The reported amounts include awards earned under the 2024 Management Incentive Plan (MIP), which provides our executive officers with an annual incentive opportunity based on the achievement of pre-established performance measures. See "Compensation Discussion and Analysis—Elements of Compensation—Annual Incentive" on page 34 for details about the 2024 MIP. In addition, for 2024, this column includes amounts earned under the portion of the performance awards granted to our executive officers under the 2022 LTIP attributable to the performance for the period from January 1, 2022 to December 31, 2024.

(6) The reported amount for 2024 reflects the aggregate change in the actuarial present value for Mr. Bastian's accumulated benefits under the frozen Delta Retirement Plan measured from December 31, 2023 to December 31, 2024. For this period, the actuarial present value of the accumulated benefits decreased by $14,901. The other named executive officers are not participants in this plan. See "Post-Employment Compensation—Defined Benefit Pension Benefits" on page 48 for a description of this plan, including its eligibility requirements.

(7) The reported amounts of all other compensation for 2024 include the following items:

Name	Contributions to Qualified Defined Contribution Plan ($)[a]	Payment due to IRS limits to Qualified Plan ($)[b]	Reimbursement of Taxes ($)[c]	Payment of Relocation Expenses ($)[d]	Post-Employment Payments ($)[e]	Perquisites and Other Benefits ($)[f]
Edward H. Bastian	31,050	301,564	23,863		-	11,712
Glen W. Hauenstein	31,050	193,005	15,909		-	11,169
Alain Bellemare	31,050	152,353	16,516		-	20,254
Peter W. Carter	31,050	165,698	12,428		-	13,427
Daniel C. Janki	31,050	173,171	16,071		-	14,432
Michael L. Spanos	31,050	95,511	43,408	41,893	2,752,595	16,066

(a) Represents Delta's contributions to the Delta 401(k) Retirement Plan, a broad-based tax qualified defined contribution plan, based on the same fixed and matching contribution formula applicable to all participants in this plan.

(b) Represents amounts paid directly to the named executive officer that Delta would have contributed to the officer's account under the Delta 401(k) Retirement Plan absent limits applicable to such plans under the Internal Revenue Code. These payments are based on the same fixed and matching contribution formula applicable to all participants in this plan and are available to any plan participant affected by such limits.

(c) Represents tax reimbursements for flight benefits, as described below, for Messrs. Bastian, Hauenstein, Bellemare, Carter and Janki. For Mr. Spanos, the total amount reported includes tax reimbursement for flight benefits and company-paid relocation expenses in the amount of $13,763 and $29,644, respectively.

(d) Represents payment for relocation expenses paid by Delta in connection with Mr. Spanos' hiring.

(e) Represents amounts paid to Mr. Spanos under (1) the Delta Air Lines, Inc. Officer and Director Severance Plan of $2,681,251 and (2) Delta's standard vacation and paid time off policy for all terminated and retired employees. In connection with Mr. Spanos' departure from the company on September 1, 2024, he was entitled to payment of his earned but unused vacation and paid time off days in the amount of $71,344.

(f) The amounts consist of an annual physical examination (for Mr. Bellemare, Mr. Carter and Mr. Janki only) and flight benefits as described below. From time to time, the named executive officers attend events sponsored by Delta at no incremental cost to Delta.

As is common in the airline industry, Delta provides complimentary travel and certain Delta Sky Club® privileges for named executive officers; the officer's spouse, domestic partner or designated companion; the officer's children and parents; and, to a limited extent, other persons designated by the officer. Complimentary travel for such other persons is limited to an aggregate imputed value of $35,000 per year for the Chief Executive Officer and President and $15,000 per year for Executive Vice Presidents. Delta reimburses the officer for associated taxes on complimentary travel with an imputed tax value of up to $40,000 per year for the Chief Executive Officer and President and $20,000 per year for Executive Vice Presidents. Unused portions of the annual allowances described in the previous two sentences accumulate and may be carried into succeeding years during employment. Complimentary travel is provided to the surviving spouse or domestic partner of eligible officers after the eligible officer's death. Delta will not reimburse surviving spouses or domestic partners for associated taxes on complimentary travel under the survivor travel benefit. Delta's incremental cost of providing flight benefits includes incremental fuel expense and the incremental cost on a flight segment basis for customer service expenses such as meals, onboard expenses, baggage handling, insurance, airport security and aircraft cleaning.

(8) The amount in the "Total" column for each named executive officer represents the sum of the amounts in all the other columns. As discussed in footnote (2) above, the amounts in the "Stock Awards" and "Option Awards" columns do not represent amounts the named executive officers received or are entitled to receive. Rather, these amounts represent the aggregate fair value of awards computed in accordance with FASB ASC Topic 718 on the applicable grant date or, if earlier, the service inception date. The amounts do not reflect the risk the awards may be forfeited in certain circumstances and, for awards that are subject to performance conditions, the risk there is no payout because the performance conditions are not met.



Grants of Plan-Based Awards Table

The following table provides information about annual and long-term award opportunities granted to the named executive officers during 2024 under the 2024 MIP and the 2024 LTIP. These award opportunities are described in the "Compensation Discussion and Analysis" section of this proxy statement under "Elements of Compensation—Annual Incentive" and "Elements of Compensation—Long-Term Incentives" beginning on page 36.

Name/Type of Award	Grant Date[1]	Date of Personnel & Compensation Committee or Board Action	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[2]			Estimated Future Payouts Under Equity Incentive Plan Awards[3]			All Other Stock Awards: Number of Shares of Stock or Units (#)[4]	Grant Date Fair Value of Stock Awards ($)[5]
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Edward H. Bastian										
2024 MIP	1/1/2024	2/7/2024	991,250	1,982,500	3,965,001					
2024 LTIP - Performance Award	2/7/2024	2/7/2024	1,826,875	3,653,750	7,307,500					
2024 LTIP - PRSU	2/7/2024	2/7/2024				90,870	181,740	363,480		7,307,765
2024 LTIP - Restricted Stock	2/7/2024	2/7/2024							90,870	3,653,883
Glen W. Hauenstein										
2024 MIP	1/1/2024	2/7/2024	652,604	1,305,208	2,610,417					
2024 LTIP - Performance Award	2/7/2024	2/7/2024	968,750	1,937,500	3,875,000					
2024 LTIP - PRSU	2/7/2024	2/7/2024				48,185	96,370	192,740		3,875,038
2024 LTIP - Restricted Stock	2/7/2024	2/7/2024							48,190	1,937,720
Alain Bellemare										
2024 MIP	1/1/2024	2/7/2024	487,500	975,000	1,950,000					
2024 LTIP - Performance Award	2/7/2024	2/7/2024	750,000	1,500,000	3,000,000					
2024 LTIP - PRSU	2/7/2024	2/7/2024				18,655	37,310	74,620		1,500,235
2024 LTIP - Restricted Stock	2/7/2024	2/7/2024							37,310	1,500,235
Peter W. Carter										
2024 MIP	1/1/2024	2/7/2024	568,750	1,137,500	2,275,000					
2024 LTIP - Performance Award	2/7/2024	2/7/2024	650,000	1,300,000	2,600,000					
2024 LTIP - PRSU	2/7/2024	2/7/2024				32,335	64,670	129,340		2,600,381
2024 LTIP - Restricted Stock	2/7/2024	2/7/2024							32,340	1,300,391
Daniel C. Janki										
2024 MIP	1/1/2024	2/7/2024	568,750	1,137,500	2,275,000					
2024 LTIP - Performance Award	2/7/2024	2/7/2024	687,500	1,375,000	2,750,000					
2024 LTIP - PRSU	2/7/2024	2/7/2024				34,200	68,400	136,800		2,750,364
2024 LTIP - Restricted Stock	2/7/2024	2/7/2024							34,200	1,375,182
Michael L. Spanos										
2024 MIP	1/1/2024	2/7/2024	379,167	758,334	1,516,667					
2024 LTIP - Performance Award	2/7/2024	2/7/2024	687,500	1,375,000	2,750,000					
2024 LTIP - PRSU	2/7/2024	2/7/2024				34,200	68,400	136,200		2,750,364
2024 LTIP - Restricted Stock	2/7/2024	2/7/2024							34,200	1,375,182

(1) For purposes of this column, the grant date for the 2024 MIP is the date the performance period began. The grant date for the 2024 LTIP is the grant date or, if earlier, the service inception date determined under FASB ASC Topic 718.

(2) These columns show the annual award opportunities under the 2024 MIP and the long-term award opportunities under the performance award component of the 2024 LTIP. For additional information about the 2024 MIP, see "Compensation Discussion and Analysis—Elements of Compensation—Annual Incentive" on page 34. For additional information about this component of the 2024 LTIP, see "Compensation Discussion and Analysis—Elements of Compensation—Long-Term Incentives" beginning on page 36.

(3) These columns show the long-term award opportunities under the performance restricted stock units component of the 2024 LTIP. For additional information about this component of the 2024 LTIP, see footnotes 3 and 4 to the Summary Compensation Table and "Compensation Discussion and Analysis—Elements of Compensation—Long-Term Incentives" beginning on page 36.

(4) This column shows the restricted stock component of the 2024 LTIP.

(5) The amounts in this column do not represent amounts the named executive officers received or are entitled to receive. Rather, the reported amounts represent the fair value of the awards computed in accordance with FASB ASC Topic 718 on the applicable grant date or, if earlier, the service inception date. The amounts do not reflect the risk that the awards may be forfeited in certain circumstances and, for awards that are subject to performance conditions, the risk there is no payout because the performance conditions are not met.

Outstanding Equity Awards at Fiscal Year-End Table

The following table provides information regarding the outstanding equity awards on December 31, 2024 for each of the named executive officers.

		Option Awards					Stock Awards			
Name	Grant Date [1]	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)[2]	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[3]	Market Value of Shares or Units of Stock That Have Not Vested ($)[4]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[5]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[5]
Edward H. Bastian										
2024 LTIP - Restricted Stock	2/7/2024	-	-	-	-	-	90,870	5,497,635	-	-
2022 LTIP - PRSU	2/9/2022	-	-	-	-	-	-	-	129,900	7,858,950
2023 LTIP - PRSU	4/19/2023	-	-	-	-	-	-	-	473,150	28,625,575
2024 LTIP - PRSU	2/7/2024	-	-	-	-	-	-	-	181,740	10,995,270
2015 LTIP - Performance Stock Options	2/5/2015	91,710	-	-	46.14	2/4/2025	-	-	-	-
2016 LTIP - Performance Stock Options	2/2/2016	173,230	-	-	43.61	2/1/2026	-	-	-	-
2017 LTIP - Performance Stock Options	2/9/2017	206,510	-	-	49.33	2/8/2027	-	-	-	-
2018 LTIP - Performance Stock Options	2/8/2018	307,040	-	-	51.23	2/7/2028	-	-	-	-
2019 LTIP - Performance Stock Options	2/6/2019	381,600	-	-	50.52	2/5/2029	-	-	-	-
2020 LTIP - Performance Stock Options	2/5/2020	369,960	-	-	58.89	2/4/2030	-	-	-	-
2021 LTIP - Stock Options	2/3/2021	249,550	-	-	39.78	2/2/2031	-	-	-	-

Name	Grant Date [1]	Option Awards					Stock Awards			
		Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)[2]	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[3]	Market Value of Shares or Units of Stock That Have Not Vested ($)[4]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[5]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[5]
Glen W. Hauenstein										
2024 LTIP - Restricted Stock	2/7/2024	-	-	-	-	-	48,190	2,915,495	-	-
2022 LTIP - PRSU	2/9/2022	-	-	-	-	-	-	-	72,930	4,412,265
2023 LTIP - PRSU	4/19/2023	-	-	-	-	-	-	-	247,010	14,944,105
2024 LTIP - PRSU	2/7/2024	-	-	-	-	-	-	-	96,370	5,830,385
2017 LTIP - Performance Stock Options	2/9/2017	123,910	-	-	49.33	2/8/2027	-	-	-	-
2018 LTIP - Performance Stock Options	2/8/2018	160,200	-	-	51.23	2/7/2028	-	-	-	-
2019 LTIP - Performance Stock Options	2/6/2019	206,060	-	-	50.52	2/5/2029	-	-	-	-
2020 LTIP - Performance Stock Options	2/5/2020	199,780	-	-	58.89	2/4/2030	-	-	-	-
2021 LTIP - Stock Options	2/3/2021	134,760	-	-	39.78	2/2/2031	-	-	-	-
Alain Bellemare										
2022 LTIP - Restricted Stock	2/9/2022	-	-	-	-	-	11,395	689,398	-	-
2023 LTIP - Restricted Stock	4/19/2023	-	-	-	-	-	27,833	1,683,897	-	-
2024 LTIP - Restricted Stock	2/7/2024	-	-	-	-	-	37,310	2,257,255	-	-
2022 LTIP - PRSU	2/9/2022	-	-	-	-	-	-	-	34,185	2,068,193
2023 LTIP - PRSU	4/19/2023	-	-	-	-	-	-	-	41,750	2,525,875
2024 LTIP - PRSU	2/7/2024	-	-	-	-	-	-	-	37,310	2,257,255
2021 LTIP - Stock Options	2/3/2021	68,060	-	-	39.78	2/2/2031	-	-	-	-

		Option Awards					Stock Awards			
Name	Grant Date [1]	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)[2]	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[3]	Market Value of Shares or Units of Stock That Have Not Vested ($)[4]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[5]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[5]
Peter W. Carter										
2024 LTIP - Restricted Stock	2/7/2024	-	-	-	-	-	32,340	1,956,570	-	-
2022 LTIP - PRSU	2/9/2022	-	-	-	-	-	-	-	47,860	2,895,530
2023 LTIP - PRSU	4/19/2023	-	-	-	-	-	-	-	155,870	9,430,135
2024 LTIP - PRSU	2/7/2024	-	-	-	-	-	-	-	64,670	3,912,535
2017 LTIP - Performance Stock Options	2/9/2017	39,900	-	-	49.33	2/8/2027	-	-	-	-
2018 LTIP - Performance Stock Options	2/8/2018	51,580	-	-	51.23	2/7/2028	-	-	-	-
2019 LTIP - Performance Stock Options	2/6/2019	64,760	-	-	50.52	2/5/2029	-	-	-	-
2020 LTIP - Performance Stock Options	2/5/2020	69,510	-	-	58.89	2/4/2030	-	-	-	-
2021 LTIP - Stock Options	2/3/2021	46,890	-	-	39.78	2/2/2031	-	-	-	-
Daniel C. Janki										
2022 LTIP - Restricted Stock	2/9/2022	-	-	-	-	-	11,395	689,398	-	-
2023 LTIP - Restricted Stock	4/19/2023	-	-	-	-	-	25,513	1,543,537	-	-
2024 LTIP - Restricted Stock	2/7/2024	-	-	-	-	-	34,200	2,069,100	-	-
2022 LTIP - PRSU	2/9/2022	-	-	-	-	-	-	-	34,185	2,068,193
2023 LTIP - PRSU	4/19/2023	-	-	-	-	-	-	-	76,540	4,630,670
2024 LTIP - PRSU	2/7/2024	-	-	-	-	-	-	-	68,400	4,138,200
2021 LTIP - Stock Options	7/19/2021	73,730	-	-	38.56	7/18/2031	-	-	-	-
Michael L. Spanos										
2023 LTIP - PRSU	6/14/2023	-	-	-	-	-	-	-	45,523	2,754,142
2024 LTIP - PRSU	2/7/2024	-	-	-	-	-	-	-	15,200	919,600

(1) For purposes of this column, the grant date for the awards is the grant date or, if earlier, the service inception date determined under FASB ASC Topic 718.

(2) The exercise price of the stock options is the closing price of Delta common stock on the NYSE on the applicable grant date.

(3) These shares of restricted stock vest as follows:
2022 LTIP: In equal installments on February 1, 2023, 2024 and 2025.
2023 LTIP: In equal installments on February 1, 2024, 2025 and 2026.
2024 LTIP: In equal installments on February 1, 2025, 2026 and 2027
Restricted stock is subject to forfeiture in certain circumstances.

(4) The amounts in this column for the market value of restricted stock are based on the $60.50 closing price of Delta common stock on the NYSE on December 31, 2024.

(5) The number of performance restricted stock units and their payout amount, if any, will be determined based on the achievement of pre-established performance measures for the three-year performance period ending (i) December 31, 2024 for the 2022 LTIP, (ii) December 31, 2025 for the 2023 LTIP and (iii) December 31, 2026 for the 2024 LTIP. The amounts in the column for the market value of performance restricted stock units are based on the $60.50 closing price of Delta common stock on the NYSE on December 31, 2024, and assumes performance at the target level. These awards are subject to forfeiture in certain circumstances and may not pay out if their performance conditions are not met.



Option Exercises and Stock Vested Table

The following table provides information regarding the exercise of stock options and the vesting of stock for the named executive officers in 2024.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[1]	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[2]
Edward H. Bastian	71,840	596,631	25,925	1,030,778
Glen W. Hauenstein	-	-	14,000	556,640
Alain Bellemare	-	-	61,487	2,455,521
Peter W. Carter	-	-	16,950	673,932
Daniel C. Janki	-	-	73,520	3,073,321
Michael L. Spanos[3]	-	-	74,049	3,240,002

(1) The value realized on exercise is based on the difference between the market price on the date of exercise and the exercise price of the options.

(2) The value realized on vesting is based on the closing price of Delta common stock on the NYSE on the applicable vesting date. These amounts represent the vesting of award opportunities granted in 2021, 2022 and 2023.

(3) In connection with his departure from the company on September 1, 2024, Mr. Spanos received a prorated portion of restricted stock awards granted to him in connection with the commencement of his employment and under the 2023 LTIP and 2024 LTIP in the total amount of $1,932,785.

Post-Employment Compensation

Defined Benefit Pension Benefits

The Delta Retirement Plan (Retirement Plan) is a broad-based, non-contributory qualified defined benefit pension plan for Delta's ground and flight attendant employees. To participate in the Retirement Plan, an employee must have completed 12 months of service before the plan was frozen on December 31, 2005. As a result, Mr. Bastian is eligible to participate in the Retirement Plan, but the other named executive officers are not. We do not offer any supplemental executive retirement plans or deferred compensation plans to the named executive officers.

Eligible ground and flight attendant employees hired (or rehired) on or before July 1, 2003 receive Retirement Plan benefits based on a final average earnings (FAE) formula. Effective July 1, 2003, the Retirement Plan transitioned to a cash balance plan and benefits for ground and flight attendant employees hired (or rehired) after that date are generally based solely on the cash balance formula. Retirement Plan participants who were employed on July 1, 2003, receive Retirement Plan benefits based on the higher of the FAE and cash balance formulas.

Under the cash balance formula, 6% of a participant's pay (base salary and, if any, eligible annual incentive compensation) was credited annually until January 1, 2006, to a hypothetical account, which is credited with an annual interest credit based on a market

rate of interest. Interest credits will continue to be credited annually regardless of the plan's frozen status. At termination of employment, an amount equal to the balance of the participant's cash balance account is payable to the participant, at his or her election, in the form of an immediate or deferred lump sum or equivalent monthly benefit.

Benefits under the FAE formula are based on a participant's (1) final average earnings; (2) years of service prior to January 1, 2006; (3) age when benefit payments begin (but not before age 52); and (4) primary Social Security benefit. Final average earnings are the average of the participant's highest average monthly earnings (base salary and, if any, eligible annual incentive compensation) for the 36 consecutive months in the 120-month period preceding the earlier of termination of employment and January 1, 2006. The monthly retirement benefit at the normal retirement age of 65 equals 60% of the participant's final average earnings, reduced for years of service less than 30 (determined as of December 31, 2005) and by 50% of the participants' primary Social Security benefit (also reduced for less than 30 years of service). Benefits determined under the FAE formula are paid in the form of a monthly annuity.

Pension Benefits Table

The table below shows certain pension benefit information for Mr. Bastian as of December 31, 2024.

Name	Plan Name	Number of Years of Credited Service (as of December 31, 2024)[1]	Present Value of Accumulated Benefits ($)[2]	Payments During Last Fiscal Year
Mr. Bastian[3]	Delta Retirement Plan	6 years, 10 months	FAE Formula: 189,868 Cash Balance Formula: 80,161	0

(1) As discussed above, the Retirement Plan was frozen effective December 31, 2005, and no additional service credit will accrue after that date. All years of service reflected in this column include service until December 31, 2005.

(2) Benefits were calculated using interest rate and mortality rate assumptions consistent with those used in our financial statements (see "Assumptions" in Note 9 of the Notes to the Consolidated Financial Statements in Delta's 2024 Form 10-K). In addition, certain individual data were used in developing these values. Benefits accrued under the FAE formula and the cash balance formula are listed separately. For purposes of the FAE formula benefit, the assumed retirement age is 62. The form of benefit payable under the FAE formula for Mr. Bastian is a single life annuity.

(3) Mr. Bastian resigned from Delta as of April 1, 2005, and rejoined Delta in July 2005. His years of credited service include the 6 years, 5 months of service he had completed as of April 1, 2005. As a result, the portion of his benefit calculated under the FAE formula was determined under the rules applicable to vested employees who terminate their service with Delta prior to early retirement age instead of under the rules applicable to retirees at early retirement age. Accordingly, Mr. Bastian's benefit is smaller than it would have been had he retired at early retirement age. All benefits earned by Mr. Bastian after he rejoined Delta in July 2005 are based solely on the cash balance formula.

Potential Post-Employment Benefits upon Termination or Change in Control

This section describes the potential benefits the named executive officers may receive under certain termination of employment scenarios, including in connection with a change in control, assuming termination of employment on December 31, 2024.

The definitions of "cause," "change in control," "disability," "good reason" and "retirement," as such terms are used in the following sections, are summarized below.

Severance Plan

Officers and director-level employees are generally eligible to participate in Delta's Officer and Director Severance Plan (Severance Plan), which may be amended at any time by Delta.

The following chart summarizes the principal benefits the named executive officers are eligible to receive under the Severance Plan.

Name	Termination Without Cause (no Change in Control)[1]	Resignation for Good Reason (no Change in Control)[1]	Termination without Cause or Resignation for Good Reason in Connection with a Change in Control[1][2]
Mr. Bastian	› 24 months base salary › 200% target MIP › 24 months healthcare benefit and Flight Benefits[3] continuation › outplacement services	› 24 months base salary › 200% target MIP › 24 months healthcare benefit and Flight Benefits continuation › outplacement services	› 24 months base salary › 200% target MIP › 24 months healthcare benefit and Flight Benefits continuation › outplacement services
Mr. Hauenstein	› 24 months base salary › 200% target MIP › 24 months healthcare benefit and Flight Benefits continuation › outplacement services	› None	› 24 months base salary › 200% target MIP › 24 months healthcare benefit and Flight Benefits continuation › outplacement services
Mr. Bellemare, Mr. Carter, Mr. Janki and Mr. Spanos	› 18 months base salary › 150% target MIP › 18 months healthcare benefit and Flight Benefits continuation › outplacement services	› None	› 18 months base salary › 150% target MIP › 18 months healthcare benefit and Flight Benefits continuation › outplacement services

(1) The cash severance amount (base salary plus target MIP) is paid in a lump sum following termination of employment. Outplacement services fees are limited to $3,000.

(2) These benefits apply if the termination of employment occurs during the two-year period after a change in control.

(3) See footnote 7(f) to the Summary Compensation Table on page 43 for a description of Flight Benefits.



To receive benefits under the Severance Plan, participants must enter into a general release of claims against Delta and non-competition, non-solicitation, non-disparagement and confidentiality covenants for the benefit of Delta.

The Severance Plan does not provide for any excise tax gross-ups for benefits received in connection with a change in control. If a participant is entitled to benefits under the Severance Plan in connection with a change in control, the amount of such benefits will be reduced to the statutory safe harbor under Section 4999 of the Internal Revenue Code if this results in a greater after-tax benefit than if the participant paid the excise tax.

Long-Term Incentive Programs

The following chart summarizes the treatment of performance awards, performance restricted stock units, and restricted stock awarded, as applicable, under Delta's long-term incentive programs (LTIP) for 2022, 2023 and 2024.

Termination Scenario	Award Treatment	
Termination without Cause or Resignation for Good Reason without a Change in Control	Mr. Bastian, Mr. Hauenstein and Mr. Carter	The named executive officer will remain eligible to receive his performance award, performance restricted stock units award and restricted stock award pursuant to the same vesting, performance and general payment provisions as if his employment had continued.[1][2]
	Mr. Janki, Mr. Bellemare and Mr. Spanos	The named executive officer will receive a prorated performance award and a prorated performance restricted stock units award under the same vesting, performance and general payment provisions as if his employment had continued, and the immediate vesting of a pro rata portion of his restricted stock award. Any remaining portions of such awards will be forfeited.
Resignation without Good Reason	Mr. Bastian, Mr. Hauenstein and Mr. Carter	The named executive officer will remain eligible to receive his performance award, performance restricted stock units award (other than, for Mr. Bastian and Mr. Carter, the enhanced award portion of the performance restricted stock units granted under the 2023 LTIP (enhanced PRSU award)) and, as applicable, restricted stock award pursuant to the same vesting, performance and general payment provisions as if his employment had continued.[1][2] For Mr. Bastian's and Mr. Carter's enhanced PRSU award, they will receive a prorated award pursuant to the same vesting, performance and general payment provisions as if their employment had continued, and any remaining portions of such award will be forfeited.
	Mr. Janki and Mr. Bellemare	The named executive officer's performance award, performance restricted stock units award, and restricted stock award will be immediately forfeited.
Termination due to Retirement	Mr. Bastian, Mr. Hauenstein and Mr. Carter	The named executive officer will remain eligible to receive his performance award, performance restricted stock units award (other than the enhanced PRSU award portion for Mr. Bastian and Mr. Carter) and, as applicable, restricted stock award pursuant to the same vesting, performance and general payment provisions as if his employment had continued.[1][2] For Mr. Bastian's and Mr. Carter's enhanced PRSU award, they will receive a prorated award pursuant to the same vesting, performance and general payment provisions as if their employment had continued, and any remaining portions of such award will be forfeited.
	Mr. Janki and Mr. Bellemare	The named executive officer will receive a prorated performance award and prorated performance restricted stock units award under the same vesting, performance and general payment provisions as if his employment had continued, and the immediate vesting of a pro rata portion of his restricted stock award. Any remaining portions of such awards will be forfeited.

Termination Scenario	Award Treatment
Termination for Cause	The named executive officer's performance award, performance restricted stock units award, and restricted stock award will be immediately forfeited.
Termination due to Death or Disability	The named executive officer's performance award, performance restricted stock units award, and restricted stock award will immediately vest, with the performance award and performance restricted stock units award paid at the target level.
Termination without Cause or Resignation for Good Reason with a Change in Control	The named executive officer's performance award, performance restricted stock units award and restricted stock award will immediately vest, with the performance award and performance restricted stock units award paid at the target level.

(1) In order for the named executive officer to be eligible for this treatment, his termination of employment must have occurred on or after (i) October 1, 2022 under the 2022 LTIP; (ii) October 1, 2023 under the 2023 LTIP; and (iii) October 1, 2024 under the 2024 LTIP. For terminations of employment prior to such dates, the performance awards and the performance restricted stock units, restricted stock and stock option awards granted to the named executive officer under each of the applicable LTIPs would be subject to the same treatment as described for Mr. Janki, Mr. Bellemare and Mr. Spanos. For Mr. Bastian and Mr. Carter's enhanced PRSU awards, however, if their termination of employment was due to retirement prior to October 1, 2023, such awards would be immediately forfeited.

(2) In consideration for this treatment, these named executive officers entered into award agreements containing enhanced non-competition and non-solicitation covenants for the benefit of Delta. In the event the named executive officer breaches such covenants during the two-year period following employment, he will forfeit any outstanding awards.

Annual Incentive Plan

Delta's 2024 Management Incentive Plan (MIP) generally provides that a participant whose employment with Delta terminates prior to the end of the workday on December 31, 2024 is not eligible for a 2024 MIP payment. If, however, the participant's employment is terminated (1) due to death or disability; (2) due to retirement; or (3) by Delta without cause or for any other reason that would entitle the participant to benefits under the Severance Plan, the participant is eligible for a pro rata 2024 MIP payment based on (a) the number of days during 2024 the participant was employed in a MIP-qualified position and (b) the terms and conditions of the 2024 MIP that would have applied if his or her employment had continued through December 31, 2024.

Triggering Events

As noted above, eligibility for severance benefits and acceleration of the vesting of equity awards are triggered by certain events. The terms "cause," "change in control," "disability," "good reason" and "retirement," as they apply to the named executive officers, are summarized below.

› Cause means, in general, a person's (1) continued, substantial failure to perform his duties with Delta; (2) misconduct which is economically injurious to Delta; (3) conviction of, or plea of guilty or no contest to, a felony or other crime involving moral turpitude, fraud, theft, embezzlement or dishonesty; or (4) material violation of any material Delta policy or rule regarding conduct. A person has ten business days to cure, if curable, any of the events which could lead to a termination for cause. For executive vice presidents or more senior executives, a termination for cause must be approved by a two-thirds vote of the entire Board of Directors.

› Change in control means, in general, the occurrence of any of the following events: (1) any person becomes the beneficial owner of more than 35% of Delta common stock; (2) during a period of 12 consecutive months, the Board of Directors at the beginning of the period and their approved successors cease to constitute a majority of the Board; (3) the consummation of a merger or consolidation involving Delta, other than a merger or consolidation which results in the Delta common stock outstanding immediately before the transaction continuing to represent more than 65% of the Delta common stock outstanding immediately after the transaction; or (4) a sale, lease or other transfer of Delta's assets that have a total gross fair market value greater than 40% of the total gross fair market value of Delta's assets immediately before the transaction.

› Disability means long-term or permanent disability as determined under the applicable Delta disability plan.

› Good reason means, in general, the occurrence of any of the following without a person's written consent: (1) a material diminution of a person's authorities, duties or responsibilities, other than an insubstantial and inadvertent act that is promptly remedied by Delta after written notice by the person; (2) the relocation of a person's office by more than 50 miles; (3) a material reduction in a person's base salary or target annual bonus opportunities, other than pursuant to a uniform percentage salary or target annual bonus reduction for similarly situated persons; or (4) a material breach by Delta of any material term of a person's employment. An event constitutes good reason only if a person gives Delta certain written notice of his intent to resign and Delta does not cure the event within a specified period.

› Retirement means a termination of employment (1) at or after age 52 with ten years of service completed since a person's most recent hire date or (2) on or after the date he or she has completed at least 25 years of service since his or her most recent hire date regardless of age. In addition, for purposes of the Retiree Flight Benefits described below, retirement also means a termination of employment by Delta without cause or for any other reason that would entitle the person to benefits under the Severance Plan if the person is at least age 45 and has at least 10 years of service and such combined age and years of service equal 60 or more.



Post-Employment Flight Benefits

A named executive officer who retires from Delta under the definition of retirement described above may continue to receive Flight Benefits (see footnote 7(f) to the Summary Compensation Table on page 43 for a description of Flight Benefits including survivor travel benefits) during retirement, except the unused portion of the two annual allowances will not accumulate into succeeding years (Retiree Flight Benefits).

Notwithstanding the above, a person who is first elected an officer on or after June 8, 2009, will not receive reimbursement for taxes for Retiree Flight Benefits. Delta also does not provide reimbursement for taxes associated with travel by the surviving spouse or domestic partner of any officer.

In exchange for certain non-competition, non-solicitation, non-disparagement and confidentiality covenants for the benefit of Delta and a general release of claims against Delta, an officer who served in that capacity during the period beginning on the

date Delta entered into the merger agreement with Northwest Airlines and ending on the date the merger occurred, or who joined Delta from Northwest on the date the merger occurred and who had been a Northwest officer on the date Delta entered into the merger agreement, will receive, on his termination of employment (other than by death or by Delta for cause), a vested right to Retiree Flight Benefits, regardless of the officer's age and years of service at his termination of employment.

A named executive officer who (1) does not meet the definition of retirement and (2) becomes eligible for benefits under the Severance Plan will receive an allotment of 32 one-way positive-space flight passes after the expiration of the Flight Benefits provided under the Severance Plan. This allotment will continue until the fifth anniversary of the named executive officer's severance date or, if the officer has less than five years of service with Delta, the number of months the officer was employed with Delta.

Table Regarding Potential Post-Employment Benefits upon Termination or Change in Control

With the exception of Mr. Spanos who departed from the company effective September 1, 2024, the following table describes the termination benefits for each named executive officer assuming termination of employment on December 31, 2024. Also included is a row that describes the benefits, if any, each named executive officer would have received in connection with a change in control (CIC). Further, because termination is deemed to occur at the end of the workday on December 31, 2024, the named executive officer would have earned his 2024 MIP award and, as applicable, the performance award and performance restricted stock units under the 2022 LTIP, to the extent otherwise payable. Accordingly, these awards are unrelated to the termination of employment. With respect to Mr. Spanos, the values shown in the table below represent amounts paid to him or for which he is eligible in connection with his departure from the company.

We have not included in this section any benefit that is available generally to all employees on a non-discriminatory basis such as payment of retirement, disability and death benefits. See "Defined Benefit Pension Benefits" on page 48, for a discussion of the benefits accrued for eligible named executive officers under the Delta Retirement Plan. On December 31, 2024, only Mr. Bastian and Mr. Hauenstein were eligible to retire under the definition of retirement described above. The other named executive officers are not eligible to retire under these requirements and, therefore, are not eligible for any retirement-related compensation or benefits.

| Name | Termination Scenario | Severance Payment ($)[1] | Equity/Long-Term Non-Equity Incentive/Cash Awards ($) | | | Other Benefits ($)[5] |
			Performance Restricted Stock Units[2]	Performance Awards[3]	Restricted Stock[4]	
Mr. Bastian	Without Cause	5,970,000	39,620,845	7,153,750	5,497,635	565,417
	Resignation for Good Reason	5,970,000	39,620,845	7,153,750	5,497,635	565,417
	For Cause	-	-	-	-	-
	Resignation without Good Reason	-	34,008,058	7,153,750	5,497,635	525,253
	Retirement	-	34,008,058	7,153,750	5,497,635	525,253
	Death	-	39,620,845	7,153,750	5,497,635	-
	Disability	-	39,620,845	7,153,750	5,497,635	525,253
	CIC – Termination without Cause/Resignation for Good Reason	5,970,000	39,620,845	7,153,750	5,497,635	565,417

 

Name	Termination Scenario	Severance Payment ($)[1]	Equity/Long-Term Non-Equity Incentive/Cash Awards ($)			Other Benefits ($)[5]
			Performance Restricted Stock Units[2]	Performance Awards[3]	Restricted Stock[4]	
Mr. Hauenstein	Without Cause	4,125,000	20,774,490	3,875,000	2,915,495	439,513
	Resignation for Good Reason	-	20,774,490	3,875,000	2,915,495	415,767
	For Cause	-	-	-	-	-
	Resignation without Good Reason	-	20,774,490	3,875,000	2,915,495	415,767
	Retirement	-	20,774,490	3,875,000	2,915,495	415,767
	Death	-	20,774,490	3,875,000	2,915,495	-
	Disability	-	20,774,490	3,875,000	2,915,495	415,767
	CIC – Termination without Cause/Resignation for Good Reason	4,125,000	20,774,490	3,875,000	2,915,495	439,513
Mr. Bellemare	Without Cause	2,437,500	2,436,335	1,500,000	3,279,504	125,568
	Resignation for Good Reason	-	2,436,335	1,500,000	3,279,504	-
	For Cause	-	-	-	-	-
	Resignation without Good Reason	-	-	-	-	-
	Death	-	4,783,130	3,000,000	4,630,549	-
	Disability	-	4,783,130	3,000,000	4,630,549	-
	CIC – Termination without Cause/Resignation for Good Reason	2,437,500	4,783,130	3,000,000	4,630,549	125,568
Mr. Carter	Without Cause	2,681,250	13,342,670	2,600,000	1,956,570	126,011
	Resignation for Good Reason	-	13,342,670	2,600,000	1,956,570	-
	For Cause	-	-	-	-	-
	Resignation without Good Reason	-	11,658,753	2,600,000	1,956,570	-
	Death	-	13,342,670	2,600,000	1,956,570	-
	Disability	-	13,342,670	2,600,000	1,956,570	-
	CIC - Termination without Cause/Resignation for Good Reason	2,681,250	13,342,670	2,600,000	1,956,570	126,011
Mr. Janki	Without Cause	2,681,250	4,466,513	1,375,000	3,062,022	135,945
	Resignation for Good Reason	-	4,466,513	1,375,000	3,062,022	-
	For Cause	-	-	-	-	-
	Resignation without Good Reason	-	-	-	-	-
	Disability	-	8,768,870	2,750,000	4,302,034	-
	Death	-	8,768,870	2,750,000	4,302,034	-
	CIC – Termination without Cause/Resignation for Good Reason	2,681,250	8,768,870	2,750,000	4,302,034	135,945
Mr. Spanos[6]	Without Cause	2,681,250	3,673,742	1,069,446	1,932,785	1,106,746

(1) Except for Mr. Spanos, the severance payment, if applicable, represents the following for each named executive officer: (i) Mr. Bastian: 24 months of base salary and 200% of his MIP target award, which is 200% of his base salary; (ii) Mr. Hauenstein: 24 months of base salary and 200% of his MIP target award, which is 175% of his base salary; and (iii) for Mr. Bellemare, Mr. Carter, and Mr. Janki : 18 months of base salary and 150% of their MIP target award, which is 175% of their base salary.

(2) The value of the performance restricted stock units in the table is based on the $60.50 closing price of Delta common stock on the NYSE on December 31, 2024, and assumes performance at the target level.

(3) The value of the performance awards in the table is based on payment at the target level.

(4) The values in this table for restricted stock are based on the $60.50 closing price of Delta common stock on the NYSE on December 31, 2024.

(5) Other benefits for the named executive officers, except for Mr. Spanos, include company-paid healthcare coverage, outplacement services and post-employment flight benefits. Only Mr. Bastian and Mr. Hauenstein are eligible for Retiree Flight Benefits. The Retiree Flight Benefits reflected for each named executive officer were determined by using the following assumptions for each officer: (1) Flight Benefits continue for the life expectancy of the officer measured using a mortality table that calculates the average life expectancy to be 19.7 years; (2) the level of usage of Retiree Flight Benefits for each year is the same as the officer's actual usage of Flight Benefits during 2024; (3) the incremental cost to Delta of Retiree Flight Benefits for each year is the same as the actual incremental cost incurred by Delta for the officer's Flight Benefits in 2024; and (4) the value of Retiree Flight Benefits includes a tax gross up equal to 60% of the lesser of (i) the officer's actual usage of Flight Benefits in 2024 and (ii) the annual tax reimbursement allowance (as described in footnote 7(f) to the Summary Compensation Table). On the basis of these assumptions, we determined the value of Retiree Flight Benefits for each applicable named executive officer by calculating the present value of the benefit over the officer's life expectancy using a discount rate of 5.33%.

(6) The severance payment and restricted stock values represent amounts paid to Mr. Spanos. Other benefits for Mr. Spanos include company-paid health insurance, post-employment flight benefits and a prorated award under the 2024 MIP. The performance restricted stock units and performance award values represents a prorated amount, based on time spent in his position, and is payable pursuant to the same vesting, performance and general payment provisions as if his employment had continued.



CEO Pay Ratio

Under rules adopted by the SEC pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act, we are required to calculate and disclose the total compensation paid to our median employee as well as the ratio of the pay of our Chief Executive Officer to the median employee. For 2024:

› the annual total compensation of the employee identified at median of all our employees other than our Chief Executive Officer was $105,269;

› the annual total compensation of our Chief Executive Officer, Ed Bastian, was $27,117,069; and

› the ratio of the annual total compensation of our Chief Executive Officer to the median of the total annual compensation of all our employees was estimated to be 258 to 1.

This pay ratio is a reasonable estimate calculated in a manner consistent with SEC rules based on our payroll and employment records. The SEC rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect compensation practices. As a result, the pay ratio reported by other companies may not be comparable to the pay ratio reported here, as other companies may have different employment and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

As permitted by SEC rules, our median employee for 2024 is the same employee identified for 2023 because we determined that there have been no changes in our employee population or employee compensation arrangements during 2024 that would significantly impact this pay ratio disclosure.

After identifying the median employee, we calculated the annual total compensation for our median employee based on the rules used for calculating our Chief Executive Officer's compensation in the Summary Compensation Table, as required. Because SEC rules require us to include the value of certain benefits we provide in the Summary Compensation Table calculation, the compensation reported for the median employee is higher than the compensation reported in Box 5 of the employee's W-2.

Pay Versus Performance

The following disclosure has been prepared in accordance with the SEC's pay versus performance rules in Item 402(v) of Regulation S-K and does not necessarily reflect value actually realized by the named executive officers or how the Personnel & Compensation Committee evaluates compensation decisions. For discussion of how the Personnel & Compensation Committee seeks to align pay with performance when making compensation decisions, see the "Compensation Discussion & Analysis" section of this proxy statement beginning on page 26.

The following tables and related disclosures provide information about (i) the total compensation (SCT Total) of our principal executive officer (PEO) and the non-PEO named executive officers (Other NEOs) as presented in the Summary Compensation Table on page 42; (ii) the "compensation actually paid" (CAP) to our PEO and the Other NEOs, as calculated pursuant to Item 402(v) of Regulation S-K; (iii) certain financial performance measures; and (iv) the relationship of CAP to those financial performance measures.

Pay Versus Performance Table

Year (a)	Summary Compensation Table Total for PEO[1] ($) (b)	Compensation Actually Paid to PEO[2] ($) (c)	Average Summary Compensation Table Total for Other NEOs[1][2] ($) (d)	Average Compensation Actually Paid to Other NEOs[1][2] ($) (e)	Value of Initial Fixed $100 Investment on December 31, 2019 Based On:		Net Income[4] ($) (millions) (h)	Pre-Tax Income[5] ($) (millions) (i)
					Total Shareholder Return[3] ($) (f)	Peer Group Total Shareholder Return[3] ($) (g)		
2024	27,117,069	56,429,052	8,919,676	16,901,490	106	63	3,457	7,052
2023	34,214,328	39,811,315	12,332,605	14,136,612	70	63	4,609	7,021
2022	9,606,387	7,613,922	5,087,831	3,861,941	57	48	1,318	3,619
2021	12,360,420	11,616,466	6,115,487	6,028,546	68	74	280	(3,144)
2020	13,134,012	3,817,481	4,254,247	1,507,079	69	76	(12,385)	(8,881)

(1) The PEO reflected in columns (b) and (c) is Edward H. Bastian for all years shown and the Other NEOs reflected in columns (d) and (e) represent the following individuals for each of the years shown:

2024: Glen W. Hauenstein, Alain Bellemare, Peter W. Carter, Daniel C. Janki and Michael L. Spanos
2023: Glen W. Hauenstein, Peter W. Carter, Daniel C. Janki and Michael L. Spanos
2022: Glen W. Hauenstein, Alain Bellemare, Peter W. Carter and Daniel C. Janki
2021: Glen W. Hauenstein, Alain Bellemare, Peter W. Carter, Daniel C. Janki, William C. Carroll and Garrett L. Chase
2020: Glen W. Hauenstein, Peter W. Carter, Rahul D. Samant, William C. Carroll, Garrett L. Chase, Paul A. Jacobson and W. Gil West

(2) The table below describes the adjustments, each of which is required by SEC rules, to calculate the CAP amounts from the SCT Totals of our PEO (columns (b) and (c)) and the average CAP amounts from the average SCT Totals of the Other NEOs (columns (d) and (e)). The SCT Totals and CAP amounts do not reflect the actual amount of compensation earned by or paid to our named executive officers during the applicable years. In accordance with SEC rules, values for awards that vested on December 31, 2024 and awards that were outstanding and unvested as of December 31, 2024 were based on the $60.50 closing price of Delta common stock on the NYSE on December 31, 2024. If the values of the awards were based on average closing price of Delta common stock on the NYSE from March 5, 2025 to April 15, 2025 (i.e., $45.06), then the CAP amount for the PEO would have been $39,739,925.

Adjustments	2024 ($)	
	PEO	Other NEOs Average
SCT Total	**27,117,069**	**8,919,676**
› (Deduct) aggregate change in actuarial present value included in SCT Total for covered fiscal year	-	-
› Add pension value attributable to covered fiscal year's service and any change in pension value attributable to plan amendments made in covered fiscal year[a]	-	-
› (Deduct) aggregate value of stock awards and option awards included in SCT Total for covered fiscal year	(10,961,648)	(4,193,018)
› Add fair value at year-end of awards granted during covered fiscal year that are outstanding and unvested as of end of covered fiscal year	16,492,905	5,711,200
› Add/(Deduct) change in fair value as of end of covered fiscal year (from end of prior fiscal year) for awards granted in any prior fiscal year that are outstanding and unvested at end of covered fiscal year	9,590,751	2,606,029
› Add fair value at vesting date for awards that are granted and vested in the same year	-	103,616
› Add/(Deduct) change in fair value as of vesting date (from end of prior fiscal year) of awards granted in prior fiscal years that vested at end of or during covered fiscal year	13,694,959	4,056,615
› (Deduct) fair value at end of prior fiscal year of awards granted in any prior fiscal year that failed to meet the applicable vesting conditions during covered fiscal year	-	(441,251)
› Add dividends or other earnings paid on awards in covered fiscal year if not otherwise included in SCT Total for covered fiscal year	495,016	138,624
CAP Amount	**56,429,052**	**16,901,490**

(a) There is no added pension service cost for any of the years shown, as the benefits were frozen in 2005. None of the Other NEOs are eligible for pension benefits.

(3) Amounts rounded to nearest whole dollar amount. The peer group used in this disclosure is the NYSE ARCA Airline Index, which is the same peer group used in Item 5 of our Form 10-K.

(4) Reflects after-tax net income attributable to shareholders prepared in accordance with GAAP for each of the years shown.

(5) Pre-Tax Income is the financial measure from the tabular list of Financial Performance Measures below that in Delta's assessment represents the most important financial performance measure used by the company to link CAP for the named executive officers to Delta's performance for the displayed years. This financial measure is also the measure used under our broad-based Profit Sharing Program, thereby aligning the interest of Delta management with our employees. Pre-Tax Income as used in this proxy statement is a non-GAAP financial measure.

Most Important Financial Performance Measures

The list below represents, in Delta's assessment, the most important performance measures used to link CAP for the named executive officers to company performance for 2024. For further information regarding these financial performance measures and their function in Delta's executive compensation program, see "Compensation Discussion and Analysis—Elements of Compensation—Performance Measure Selection" beginning on page 33.

Financial Performance Measures
Cumulative Free Cash Flow (non-GAAP)
Pre-Tax Income (non-GAAP) (Company-Selected Measure)
Total Revenue Per Available Seat Mile (TRASM) (non-GAAP)

Relationship Between CAP and Company Performance

The graphs on the following page show the relationship of CAP to our PEO and Other NEOs to (i) TSR of both Delta and the NYSE ARCA Airline Index; (ii) Delta's net income; and (iii) Delta's Pre-Tax Income (non-GAAP).

CAP, as calculated in accordance with Item 402(v) of Regulation S-K, reflects, among other things, adjustments to the fair value of equity awards during the years presented. Factors impacting the fair value of equity awards include the price of our common stock at year-end, as well as the projected and actual achievement of performance goals.

CAP vs. Company/Peer Group Total Shareholder Return



CAP vs. GAAP Net Income



CAP vs. Pre-Tax Income (non-GAAP)



Compensation Committee Interlocks and Insider Participation

None of the members of the Personnel & Compensation Committee is a former or current officer or employee of Delta or has any interlocking relationships as set forth in applicable SEC rules.

DIRECTOR COMPENSATION

Non-employee director compensation is approved by the Board of Directors, based on recommendations of the Corporate Governance Committee.

In 2024, the Corporate Governance Committee engaged outside compensation consultant Frederic W. Cook & Co., Inc. (FW Cook) to assist the Committee in an assessment of the compensation program for outside directors. FW Cook reviewed our director compensation against the same 21 companies (including three airlines) in the peer group used for executive compensation purposes by our Personnel & Compensation Committee in 2024 and against other market data. Based on this review, the Corporate Governance Committee recommend an increase in the

annual cash retainer of $10,000 for all non-employee directors, an increase in the cash retainer for the Chair of the Personnel & Compensation of $5,000, and an increase in value of the equity grant of $10,000 for all non-employee directors other than the non-executive Chair. The Board of Directors accepted these recommendations.

The Performance Compensation Plan limits equity awards to non-employee directors to $1 million. Employee directors continue to receive no additional pay for Board service. As of June 20, 2024, non-employee directors are eligible to receive the following for their service on the Board of Directors:

Annual Board Member Retainer:	$120,000 (payable in quarterly installments) for each non-employee director other than the non-executive Chair of the Board. $180,000 (payable in quarterly installments) for the non-executive Chair of the Board.
Annual Committee Chair Cash Retainer:	$20,000, except $30,000 for Audit Committee Chair and $25,000 for Personnel & Compensation Committee Chair (payable in quarterly installments).
Annual Board Member Equity Grant:	$200,000 in restricted stock that vests at or shortly before the next annual meeting of shareholders, subject to the director's continued service on the Board of Directors on the vesting date. Dividends, to the extent approved, accrue on these awards and are paid upon vesting of the restricted stock.
Annual Non-Executive Chair of the Board Equity Grant:	$320,000 in restricted stock with the same vesting schedule as the annual Board equity grant.
Expense Reimbursements:	Reimbursement of reasonable expenses incurred in attending meetings.
Matching Gifts for Education Program:	Directors (and all employees and retirees) are eligible to participate in a program under which The Delta Air Lines Foundation matches 100% of contributions to eligible public and private, accredited, non-profit, educational institutions, pre-kindergarten through post-graduate, up to a $5,000 cap per individual director (and employee or retiree) per calendar year.

As is common in the airline industry, Delta provides complimentary travel and certain Delta Sky Club® privileges for members of the Board of Directors; the director's spouse, domestic partner or designated companion; the director's children and parents; and, to a limited extent, other persons designated by the director (Director Flight Benefits). Complimentary travel for such other persons is limited to an aggregate imputed value of $20,000 per year. Delta reimburses the director for associated taxes on complimentary travel with an imputed tax value of up to $25,000 per year. Unused portions of the annual allowances described in the previous two sentences accumulate and may be carried into succeeding years during Board service. Mr. Hazleton is not eligible to receive flight benefits other than those he receives as a Delta employee.

Complimentary travel is provided to an eligible director's surviving spouse or domestic partner after the eligible director's death. Delta will not reimburse the surviving spouse or domestic partner for associated taxes on complimentary travel under the survivor travel benefit.

A director who retires from the Board at or after age 52 with at least ten years of service as a director, at or after age 68 with at least five years of service as a director, or at his or her mandatory retirement date, may continue to receive Director Flight Benefits during retirement, except the unused portion of the annual allowances does not accumulate into succeeding years (Retired Director Flight Benefits) and the director will not receive reimbursement for taxes for Retired Director Flight Benefits. A director is not eligible to receive Retired Director Flight Benefits if the director engages in certain wrongful acts.

Director Compensation Table

The following table sets forth the compensation paid to non-employee members of Delta's Board of Directors for 2024.

Name[1]	Fees Earned or Paid in Cash ($)	Stock Awards[2] ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation[3] ($)	Total ($)
Christophe Beck	10,000	0	0	0	0	0	10,000
Maria Black	60,000	200,000	0	0	0	5,012	265,012
Willie Chiang	60,000	200,000	0	0	0	2,523	262,523
Greg Creed	115,000	200,000	0	0	0	10,091	325,091
David G. DeWalt	135,000	200,000	0	0	0	28,299	363,299
William H. Easter III	70,000	0	0	0	0	929	70,929
Leslie M. Hale	115,000	200,000	0	0	0	27,569	342,569
Michael P. Huerta	135,000	200,000	0	0	0	8,042	343,042
Jeanne P. Jackson	55,000	0	0	0	0	32,556	87,556
Vasant M. Prabhu	115,000	200,000	0	0	0	2,381	317,381
Sergio A. L. Rial	137,500	200,000	0	0	0	2,643	340,143
David S. Taylor	200,000	320,000	0	0	0	13,035	533,035
Kathy N. Waller	130,000	200,000	0	0	0	12,873	342,873

(1) As Delta employees, Mr. Bastian and Mr. Hazleton were not separately compensated for their service on the Board of Directors in 2024. Mr. Bastian's compensation is included in the Summary Compensation Table on page 42. Mr. Hazleton's compensation is described in "Proposal 1 — Election of Directors" on page 60.

(2) On June 20, 2024, the Board of Directors granted 4,040 shares of restricted stock to each non-employee director at that date. This award vests on June 20, 2025, subject to continued Board service on that date. Mr. Taylor received an additional grant of 2,420 shares as compensation for service as non-executive Chair of the Board, subject to vesting on the same schedule as described above. The "Stock Awards" column shows the fair value of the restricted stock granted to each non-employee director in 2024 as determined under FASB ASC Topic 718, based on date of the grant.

(3) The amounts in this column for each non-employee director represent reimbursement of taxes associated with Director Flight Benefits. The amounts for Mr. DeWalt, Ms. Hale, and Ms. Jackson also includes the incremental cost of Director Flight Benefits of $10,959, $12,534 and $15,959, respectively. No other non-employee director received perquisites or other personal benefits with a total incremental cost of $10,000 or more, the threshold for reporting under SEC rules. From time to time, directors attend events sponsored by Delta at no incremental cost to Delta.

Stock Ownership Guidelines

The non-employee director stock ownership guidelines require each non-employee director to own shares of Delta common stock equal to or greater than (1) shares with a value of five times the annual Board cash retainer paid to the director, or (2) 35,000 shares. For this purpose, stock ownership includes restricted stock and restricted stock units; shares owned directly or by a spouse or dependent children; shares held in trust by or for the director or an immediate family member who resides in the same household as the director (an immediate family member); or shares owned by an entity wholly-owned by the director or an immediate family member. It does not include shares a director has the right to acquire through the exercise of stock options.

In addition, each non-employee director must hold at least 50% of all "net shares" received through restricted stock vesting or realized through stock option exercises until the stock ownership guidelines are achieved. For this purpose, "net shares" means all shares retained after any applicable withholding of any shares for tax purposes.

As of December 31, 2024, all non-employee directors exceeded the required stock ownership level except for three directors who were elected to the Board in 2023 or 2024. Each director has five years from the date of his or her election to achieve the required ownership level under the non-employee director stock ownership guidelines.

The non-employee directors are also subject to the company's prohibition against the hedging and pledging of Delta securities as described in the "Compensation Discussion and Analysis" section of the proxy statement under "Executive Compensation Policies — Anti-Hedging and Anti-Pledging Policy" on page 40.

Election of Directors

WHAT AM I VOTING ON?

We are seeking your support for the election of 14 director nominees whom the Board, acting on the recommendation of the Corporate Governance Committee, has nominated to serve on the Board of Directors for a one-year term.

⊘ **THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE FOLLOWING NOMINEES.**

All Delta directors are elected annually. At the annual meeting, each director nominee will be elected by the vote of a majority of the votes cast. This means the number of votes cast "for" a director nominee must exceed 50% of the votes cast with respect to that director nominee (excluding abstentions). Each director who is elected will hold office until the next annual meeting of shareholders and the election and qualification of his or her successor, or until such director's earlier death, disqualification, resignation or removal. See pages 83 - 86 for more information about voting at the annual meeting.

Delta's Bylaws provide that any director not receiving a majority of the votes cast at the annual meeting must offer to tender his or her resignation to the Board of Directors. The Corporate Governance Committee will make a recommendation to the Board of Directors whether to accept the resignation. The Board will consider the recommendation and publicly disclose its decision within 90 days after the certification of the election results.

2025 Nominees for Director

After considering the recommendations of the Corporate Governance Committee, the Board set the number of directors at 14 as of the date of the annual meeting and nominated all current directors to stand for re-election.

The Board believes that each of the nominees is qualified to serve as a director and will be able to stand for election. If not, the Board may name a substitute nominee or reduce the number of directors. If a substitute is named, the proxies will vote for the substitute nominee. The specific qualifications, skills, and experiences of each nominee considered by the Board follow the nominee's biography.

ALPA Nominee

Delta, the Air Line Pilots Association, International (ALPA), the collective bargaining representative for Delta pilots, and the Delta Master Executive Council, the governing body of the Delta unit of ALPA (Delta MEC), have an agreement whereby Delta agrees (1) to cause the election to the Board of Directors of a Delta pilot designated by the Delta MEC who is not a member or officer of the Delta MEC or an officer of ALPA (Pilot Nominee); (2) at any meeting of shareholders at which the Pilot Nominee is subject to election, to renominate the Pilot Nominee or nominate another qualified Delta pilot designated by the Delta MEC to be elected to the Board of Directors and to use its reasonable best efforts to cause such person to be elected to the Board; and (3) in the event of the Pilot Nominee's death, disability, resignation, removal or failure to be elected, to elect promptly to the Board a replacement

Pilot Nominee designated by the Delta MEC to fill the resulting vacancy. Pursuant to this provision, the Delta MEC has designated Christopher A. Hazleton to be renominated for election to the Board at the annual meeting.

The compensation of Mr. Hazleton as a Delta pilot is determined under the collective bargaining agreement between Delta and ALPA. During 2024, Mr. Hazleton received $695,089 in compensation (which includes: $542,396 in flight earnings, $50,666 in shared rewards/profit sharing payments and $102,027 in Delta contributions related to retirement plans). As a Delta pilot representative on the Board, Mr. Hazleton is not separately compensated for his service as a director.

EDWARD H. BASTIAN



Age: **67**
Joined Delta's Board:
February 5, 2010

BIOGRAPHY:

Mr. Bastian has been the Chief Executive Officer of Delta since May 2016 and served as President of Delta from 2007 to May 2016. He joined Delta in 1998 and served in various senior leadership positions including Chief Financial Officer from 2007 to 2008, Executive Vice President and Chief Financial Officer from 2005 to 2007, Senior Vice President - Finance and Controller from 2000 to 2005 and Vice President and Controller from 1998 to 2000. He also served as Chief Financial Officer of Acuity Brands from June 2005 to July 2005 before returning to Delta.

KEY QUALIFICATIONS, SKILLS AND EXPERIENCES:

› *Senior Leadership/Risk Management*. Mr. Bastian has served in numerous leadership roles, including serving as Delta's Chief Executive Officer, President and Chief Financial Officer.

› *Airline/Transportation Industry*. Mr. Bastian has over twenty years of experience in the airline industry as a Delta officer.

› *Marketing/Brand Management/Data as Customer Engagement Tool*. Mr. Bastian acquired substantial brand management experience leading Delta's trusted consumer brand.

› *Finance/Accounting*. Mr. Bastian's accounting and finance background also provides financial and strategic expertise to the Board of Directors.

› *Global Business*. Mr. Bastian has lead Delta through the substantial expansion of its global network.

› *Other Board Membership*. Mr. Bastian has served on the boards of directors of other companies.

PUBLIC DIRECTORSHIPS:
Grupo Aeroméxico, S.A.B. de C.V. (2012 - 2022)

AFFILIATIONS:
Member, Board of Trustees of The Woodruff Arts Center

CHRISTOPHE BECK



Age: **57**
Joined Delta's Board:
December 12, 2024

BIOGRAPHY:

Mr. Beck serves as the Chairman and Chief Executive Officer of Ecolab Inc., a global leader in water, hygiene and infection prevention solutions and services that protect people and the resources vital to life. He was named Ecolab's Chairman and Chief Executive Officer in May 2022 after previously being named President and Chief Executive Officer in January 2021, and President and Chief Operating Officer in April 2019. Before joining Ecolab in 2007, Mr. Beck held executive positions at Nestlé between 1991 and 2006.

KEY QUALIFICATIONS, SKILLS AND EXPERIENCES:

› *Senior Leadership/Risk Management*. Mr. Beck has over 30 years of senior leadership experience, including 17 years at Ecolab.

› *Marketing/Brand Management/Data as Customer Engagement Tool*. Mr. Beck acquired extensive marketing and sales experience through his senior leadership roles.

› *Technology/Cybersecurity/Digital*. Mr. Beck's scientific and technological background provides a valuable perspective to the Board.

› *Energy/Sustainability*. Mr. Beck has significant expertise in sustainability matters through his leadership roles at Ecolab, a global sustainability leader. Mr. Beck also has a unique understanding of SAF as the Chair of the GREATER MSP Partnership, which established the Minnesota SAF Hub in collaboration with Delta and other companies.

› *Global Business*. Mr. Beck has experience running complex global businesses across Europe, Asia, and North America.

› *Other Board Membership*. Mr. Beck serves as Chairman of the board of directors of Ecolab and on its Safety, Health & Environment committee.

Mr. Beck was recommended to the Board's Corporate Governance Committee as a new director by a third party search firm.

PUBLIC DIRECTORSHIPS:
Ecolab Inc.

AFFILIATIONS:
Director, Saint Paul & Minnesota Foundation
Chair, GREATER MSP, the Minneapolis-Saint Paul Regional Economic Development Partnership

MARIA BLACK



Age: **51**

Joined Delta's Board:
April 26, 2024

Committees:
Finance; Safety & Security

BIOGRAPHY:

Ms. Black has been the President and Chief Executive Officer of Automatic Data Processing, Inc. (ADP), a leading global technology company providing human capital management solutions, since January 2023. She previously served as President of ADP from January 2022 to January 2023, and held various positions of increasing responsibility across the entirety of ADP's global portfolio since joining the company in 1996, including as President, Worldwide Sales and Marketing from 2020 to 2022, President, Small Business Solutions and Human Resources Outsourcing from 2017 to 2020, President, ADP TotalSource from 2014 to 2016, General Manager, ADP United Kingdom from 2013 to 2014, and General Manager, Employer Services - TotalSource Western Central Region from 2008 to 2013.

KEY QUALIFICATIONS, SKILLS AND EXPERIENCES:

› *Senior Leadership/Risk Management*. Ms. Black currently serves as President and Chief Executive Officer of ADP and held various positions of increasing responsibility across the entirety of ADP's global portfolio.

› *Marketing/Brand Management/Data as Customer Engagement Tool*. Ms. Black has extensive experience in sales, product implementation and operations, having overseen all aspects of sales, marketing and business operations at ADP.

› *Technology/Cybersecurity/Digital*. Ms. Black has substantial expertise in the technology and human capital management industry acquired through her tenure at ADP.

› *Global Business.* As CEO, Ms. Black oversees all of ADP's services in over 140 countries and markets.

› *Other Board Membership*. In addition to her leadership role, Ms. Black also serves on the board of directors of ADP.

PUBLIC DIRECTORSHIPS:	AFFILIATIONS:
Automatic Data Processing, Inc.	Trustee, ADP Foundation Member, American Heart Association's CEO Roundtable Member, Business Roundtable Member, The Business Council

WILLIE CW CHIANG



Age: **64**

Joined Delta's Board:
April 26, 2024

Committees:
Audit; Safety & Security

BIOGRAPHY:

Mr. Chiang serves as the Chairman and Chief Executive Officer of Plains All American Pipeline, L.P. (Nasdaq: PAA), and its general partner holding company Plains GP Holdings, L.P. (Nasdaq: PAGP). PAA is a publicly traded master limited partnership that owns and operates midstream energy infrastructure and provides logistics services for crude oil, natural gas liquids and natural gas. He has held the position of Chief Executive Officer of PAA and PAGP since October 2018, Chairman since January 2020 and has served as a director of PAA and PAGP since February 2017. Mr. Chiang previously served as Executive Vice President and Chief Operating Officer of PAA and PAGP from January 2018 until October 2018 and as Executive Vice President and Chief Operating Officer for the company's U.S. operating and commercial activities from August 2015 through December 2017. He joined PAA and PAGP in 2015 from Occidental Petroleum Corporation, where he served as Executive Vice President, Operations from 2012 until 2015. From 1996 until 2012, he served in various positions at ConocoPhillips and predecessors, including as Senior Vice President - Refining, Marketing, Transportation, and Commercial. Mr. Chiang started his career in refining with Chevron in 1981.

KEY QUALIFICATIONS, SKILLS AND EXPERIENCES:

› *Senior Leadership/Risk Management*. Mr. Chiang has substantial leadership experience as a senior executive at multiple companies, including currently as Chairman and Chief Executive Officer of PAA and PAGP.

› *Energy/Sustainability*. Mr. Chiang's extensive experience in the energy industry provides expertise in a key area for the Board.

› *Global Business*. Mr. Chiang has extensive experience in management and executive roles with companies operating globally.

› *Government Affairs/Legal Affairs/Global Security.* Mr. Chiang has substantial leadership experience with various companies operating in a heavily regulated industry.

› *Other Board Membership*. Mr. Chiang also serves on the boards of directors of PAA and PAGP.

PUBLIC DIRECTORSHIPS:	AFFILIATIONS:
Plains All American Pipeline, L.P. and Plains GP Holdings, L.P.	Board of Trustees, United Way of Greater Houston Board of Trustees, Performing Arts Houston Member, Energy Advisory Council of the Federal Reserve Bank of Dallas

GREG CREED



Age: **67**

Joined Delta's Board:
April 21, 2022

Committees:
Audit; Personnel & Compensation

BIOGRAPHY:

Mr. Creed served as Chief Executive Officer of Yum! Brands, Inc., a global operator of quick service restaurants, from January 2015 until his retirement in December 2019. He also served as a member of the board of directors of Yum! Brands from November 2014 to May 2020. Mr. Creed served as Chief Executive Officer of the Taco Bell Division from January 2011 to December 2014 and as President and Chief Concept Officer of Taco Bell U.S. from December 2006 to December 2010 after holding various other positions of increasing responsibility with the company since 1994. Mr. Creed is the founder of Creed UnCo, a consulting business focused on culture and leadership, brand building and franchising. He also currently serves as advisor to the Chief Executive Officer and board of directors of Thanx Inc.

KEY QUALIFICATIONS, SKILLS AND EXPERIENCES:

› ***Senior Leadership/Risk Management***. Mr. Creed served as Chief Executive Officer of Yum! Brands and in other senior executive roles throughout his career.

› ***Marketing/Brand Management/Data as Customer Engagement Tool***. Mr. Creed has extensive experience in marketing and operations acquired through his senior leadership roles at Yum! Brands and the Taco Bell Division.

› ***Global Business***. Mr. Creed has a unique understanding of international business as a former senior executive at a leading operator of quick service restaurants operating globally.

› ***Other Board Membership***. Mr. Creed also serves on the boards of directors of other public companies, including on the human resources, and finance and technology committees of those boards.

PUBLIC DIRECTORSHIPS:
Whirlpool Corporation
Aramark Corporation
Sow Good Inc. (2020 - 2022)
Yum! Brands, Inc. (2014 - 2020)

AFFILIATIONS:
President, Friends of QUT in America Foundation
Board member, Aging Mind Foundation

DAVID G. DEWALT



Age: **61**

Joined Delta's Board:
November 22, 2011

Committees:
Corporate Governance (Chair); Audit; Safety & Security

BIOGRAPHY:

Mr. DeWalt is the Founder, Managing Director and Chief Executive Officer of NightDragon Security, a venture capital and advisory firm focused on cybersecurity, safety, security and privacy, which he founded in 2012. He has also served as a Managing Director of AllegisCyber Capital, an early-stage cybersecurity venture capital firm, since 2017. Mr. DeWalt previously served as the Executive Chairman of FireEye, Inc., a global network cybersecurity company. He served as FireEye's Chief Executive Officer from November 2012 to June 2016 and Chairman of the board from June 2012 to January 2017. Mr. DeWalt was President and Chief Executive Officer of McAfee, Inc., a security technology company, from 2007 until 2011 when McAfee, Inc. was acquired by Intel Corporation. From 2003 to 2007, Mr. DeWalt held executive positions with EMC Corporation, a provider of information infrastructure technology and solutions, including serving as Executive Vice President and President - Customer Operations and Content Management Software.

KEY QUALIFICATIONS, SKILLS AND EXPERIENCES:

› ***Senior Leadership/Risk Management***. Mr. DeWalt is the current Chief Executive Officer of NightDragon Security and the former Chief Executive Officer of FireEye, Inc. and McAfee, Inc. Mr. DeWalt also has strategic and operational experience acquired through his leadership roles.

› ***Technology/Cybersecurity/Digital***. Mr. DeWalt has substantial expertise in the information technology security industry.

› ***Global Business***. Mr. DeWalt served in senior executive roles for companies operating globally.

› ***Other Board Membership***. Mr. DeWalt serves on the board of directors of Exelon Corporation and has served on the audit, compensation and governance committees of the boards of other public companies.

PUBLIC DIRECTORSHIPS:
Exelon Corporation
Five9, Inc. (2012 - 2024)
NightDragon Acquisition Corp. (2017 - 2022)
ForgeRock Inc. (2017 - 2022)
Forescout Technologies, Inc. (2015 – 2020)

AFFILIATIONS:
Vice Chair, CISA Cybersecurity Advisory Committee
Member, National Security Telecommunications Advisory Committee

LESLIE D. HALE



Age: 53

Joined Delta's Board:
April 21, 2022

Committees:
Finance; Safety & Security

BIOGRAPHY:

Ms. Hale has been President and Chief Executive Officer of RLJ Lodging Trust, a publicly-traded lodging real estate investment trust, since August 2018. She previously served as Chief Operating Officer, Chief Financial Officer and Executive Vice President of RLJ Lodging Trust from 2016 to 2018, and Chief Financial Officer, Executive Vice President and Treasurer from 2011 to 2016. Ms. Hale served as Chief Financial Officer and Senior Vice President of Real Estate and Finance of RLJ Development from 2007 until the formation of RLJ Lodging Trust in 2011 and Vice President (and previously Director) of Real Estate and Finance for RLJ Development from 2005 to 2007. From 2002 to 2005, she held various positions of increasing responsibility within the global financial services divisions of General Electric Company.

KEY QUALIFICATIONS, SKILLS AND EXPERIENCES:

› *Senior Leadership/Risk Management*. Ms. Hale has extensive leadership experience as a senior executive in the lodging real estate industry.

› *Finance/Accounting*. Ms. Hale has substantial experience in corporate finance, mergers and acquisitions, capital markets and strategic planning acquired through her Chief Financial Officer and Treasurer roles.

› *Other Board Membership*. Ms. Hale also has experience as a member of the boards of directors of public companies serving on the audit and finance committees.

PUBLIC DIRECTORSHIPS:	AFFILIATIONS:
RLJ Lodging Trust	Vice Chair, Board of Trustees of Howard University
Macy's Inc. (2015 - 2023)	Immediate Past Chair, Board of Directors of the American Hotel & Lodging Association
	Director, Federal Reserve Bank of Richmond (Baltimore Branch)

CHRISTOPHER A. HAZLETON



Age: 57

Joined Delta's Board:
June 20, 2019

Committee:
Safety & Security

BIOGRAPHY:

Mr. Hazleton is a Delta pilot and currently a Captain flying the Airbus 330 aircraft. Mr. Hazleton was a Northwest Airlines pilot from 1999 until he became a Delta pilot upon Northwest's merger with Delta. He was nominated by the Delta MEC as the Pilot Nominee. He also previously served as the Chairman of the Delta MEC Strategic Planning Committee.

KEY QUALIFICATIONS, SKILLS AND EXPERIENCES:

› *Airline/Transportation Industry*. As a pilot designated by the Delta MEC to serve on the Board of Directors, Mr. Hazleton provides a unique perspective into the operations of the airline industry and related labor relations matters.

AFFILIATIONS:

Chairman, Board of the Delta Pilots Charitable Fund

MICHAEL P. HUERTA



Age: **68**

Joined Delta's Board:
April 20, 2018

Committees:
**Safety & Security
(Chair);
Audit; Corporate
Governance**

BIOGRAPHY:

Mr. Huerta currently serves as a transportation industry consultant. Mr. Huerta completed a five-year term as Administrator of the Federal Aviation Administration (FAA) in January 2018. Before being named as Administrator, Mr. Huerta served as Acting Administrator of the FAA from 2011 to 2013 and FAA Deputy Administrator from 2010 to 2011. Mr. Huerta served as Executive Vice President and Group President of the Transportation Solutions Group at Affiliated Computer Services, Inc. (now Conduent) from 2008 to 2009 and Senior Vice President and Managing Director, Transportation Solutions of ACS Government Solutions from 2002 to 2008.

KEY QUALIFICATIONS, SKILLS AND EXPERIENCES:

› *Senior Leadership/Risk Management*. Mr. Huerta served as head of the FAA and in other senior leadership roles in both the public and private sectors.

› *Airline/Transportation Industry*. As head of the FAA, Mr. Huerta led a complex organization responsible for the safety and efficiency of civil aviation in the U.S.

› *Government Affairs/Legal Affairs/Global Security*. Mr. Huerta has substantial experience in government affairs and global security as a former head of the FAA and current consultant to the transportation industry.

› *Other Board Membership*. Mr. Huerta has board service experience as a member of the boards of directors of other public companies where he serves on the compensation, and nominating and corporate governance committees.

PUBLIC DIRECTORSHIPS:

Joby Aviation, Inc.
Verra Mobility Corporation

AFFILIATIONS:

Fellow of the Royal Aeronautical Society

JUDITH J. MCKENNA



Age: **58**

Joined Delta's Board:
February 7, 2025

BIOGRAPHY:

Ms. McKenna spent 27 years at Walmart in senior roles in the U.S. and internationally, culminating in her appointment as President and Chief Executive Officer of Walmart International from February 2018 until her retirement in January 2024. She previously served as Chief Operating Officer of Walmart U.S. from 2015 to 2018, following other leadership roles at Walmart from 2013 to 2015. Prior to joining Walmart, Ms. McKenna served as the Chief Operating Officer of Asda Stores, Walmart's supermarket chain in the United Kingdom, from 2011 to 2013, and Chief Financial Officer of Asda Stores from 2002 to 2011. She previously served as Chair of Walmex, Walmart's business across Mexico and Central America and a Mexican Bolsa listed company, and served on the boards of directors of Flipkart, an Indian E-commerce business, and PhonePe, a market leading Indian payments and financial services business.

KEY QUALIFICATIONS, SKILLS AND EXPERIENCES:

› *Senior Leadership/Risk Management*. Ms. McKenna has substantial senior management experience as the former President and Chief Executive Officer of Walmart International and Chief Operating Officer of Walmart U.S.

› *Marketing/Brand Management/Data as Customer Engagement Tool*. Ms. McKenna has extensive experience in global brand management acquired through her different leadership roles.

› *Finance/Accounting*. Ms. McKenna has financial and accounting experience, having served as Chief Financial Officer of Asda Stores.

› *Global Business*. Ms. McKenna served in senior roles at Walmart in the U.S. and internationally giving her exposure to the company's global business.

› *Other Board Membership*. Ms. McKenna serves on the corporate responsibility and compensation committees of Unilever's board of directors.

Ms. McKenna was recommended to the Board's Corporate Governance Committee as a new director by a third party search firm.

PUBLIC DIRECTORSHIPS:

Unilever PLC

VASANT M. PRABHU



Age: **65**

Joined Delta's Board:
April 27, 2023

Committees:
Finance; Safety & Security

BIOGRAPHY:

Mr. Prabhu served as the Chief Financial Officer and Vice Chairman of Visa Inc. from 2015 and 2019, respectively, until his retirement from the company in September 2023. Mr. Prabhu previously served as Chief Financial Officer for NBCUniversal Media, LLC from May 2014 to February 2015, Chief Financial Officer and Vice Chairman of Starwood Hotels & Resorts Worldwide, Inc. from 2004 to May 2014 and Executive Vice President and Chief Financial Officer of Safeway, Inc. from 2000 to 2004.

KEY QUALIFICATIONS, SKILLS AND EXPERIENCES:

› *Senior Leadership/Risk Management*. Mr. Prabhu served in senior leadership positions, including at Visa, NBCUniversal, Starwood Hotels & Resorts Worldwide and Safeway.

› *Finance/Accounting*. Mr. Prabhu has a sophisticated understanding of complex accounting and financial matters having served as Chief Financial Officer of a number of large public companies.

› *Global Business*. Mr. Prabhu has substantial global management experience acquired through his roles at various companies operating globally.

› *Other Board Membership*. Mr. Prabhu also brings valuable experience serving on the boards of directors of other public companies.

PUBLIC DIRECTORSHIPS:
Intuit, Inc.
Kenvue Inc.
Mattel, Inc. (2007-2020)

AFFILIATIONS:
Trustee, The Brookings Institution

SERGIO A. L. RIAL



Age: **64**

Joined Delta's Board:
December 9, 2014

Committees:
Personnel & Compensation (Chair); Corporate Governance; Finance

BIOGRAPHY:

Mr. Rial serves as Chairman of the board of Vibra Energia SA, a Brazilian energy company and Vice Chairman of the board of BRF S.A., a global food processing company based in Brazil. He also serves as Chairman of the board of Ebury Partners, a financial services company specialized in international payments, collections and foreign exchange services. Mr. Rial previously was the Chief Executive Officer of Banco Santander (Brasil), a subsidiary of Banco Santander, from 2016 to 2022, before transitioning to the role of Chairman of the board from 2022 to early 2023. From 2012 to February 2015, Mr. Rial was Chief Executive Officer of Marfrig Global Foods, one of the world's largest meat companies with operations in Brazil and 15 other countries. Prior to joining Marfrig in 2012, Mr. Rial served in various leadership capacities with Cargill, Inc., a Minneapolis-based global provider of food, agriculture, financial and industrial products and services. At Cargill, Mr. Rial served as Chief Financial Officer from 2009 to 2011 and Executive Vice President from 2011 to 2012. He was also a member of Cargill's board of directors from 2010 to 2012. From 2002 to 2004, Mr. Rial was a senior managing director and co-head of the Investment Banking Division at Bear Stearns & Co. in New York after serving at ABN AMRO Bank N.V. for 18 years.

KEY QUALIFICATIONS, SKILLS AND EXPERIENCES:

› *Senior Leadership/Risk Management*. Mr. Rial has served in numerous senior leadership positions, including at Banco Santander (Brasil), Marfrig Global Foods and Cargill.

› *Finance/Accounting*. Mr. Rial has substantial financial experience as a former Chief Financial Officer of a global corporation.

› *Global Business*. Mr. Rial has extensive experience working at global businesses, particularly in the key market of Latin America.

› *Other Board Membership*. Mr. Rial has experience serving on boards of directors of public companies in the food and agricultural industry.

PUBLIC DIRECTORSHIPS:
BRF S.A.
Vibra Energia SA
Banco Santander (Brasil) S.A. (2018 - 2023) and Banco Santander S.A. (2020 - 2023)

AFFILIATIONS:
Global Board Member, The Nature Conservancy

DAVID S. TAYLOR



Age: **67**

Joined Delta's Board:
August 7, 2019

Committees:
**Finance (Chair);
Corporate
Governance;
Personnel &
Compensation**

BIOGRAPHY:

Mr. Taylor serves as Senior Operating Advisor to funds managed by Clayton, Dubilier & Rice, a private investment firm. He served as the Executive Chairman of the board of directors of The Procter & Gamble Company from November 2021 to June 2022. He previously served as President and Chief Executive Officer of Procter & Gamble from 2015 to November 2021 and as Chairman of the board from 2016 to November 2021. Mr. Taylor joined Procter & Gamble in 1980 and held numerous positions of increasing responsibility in North America, Europe and Asia, including serving as Group President-Global Beauty, Grooming & Healthcare, Group President-Global Health & Grooming, Group President-Global Home Care and President-Global Family Care.

KEY QUALIFICATIONS, SKILLS AND EXPERIENCES:

› **Senior Leadership/Risk Management**. Mr. Taylor has extensive leadership experience, including as the former Chief Executive Officer of Procter & Gamble.

› **Marketing/Brand Management/Data as Customer Engagement Tool**. Through his various senior leadership roles at Procter & Gamble, Mr. Taylor has developed expertise in marketing, innovation and consumer trends.

› **Global Business**. Mr. Taylor has extensive experience in a complex global business particularly in the key European market.

› **Other Board Membership**. In addition to serving as Chairman of the board of directors of Procter & Gamble for seven years, Mr. Taylor also previously served on the board of directors of TRW Automotive, a global automotive systems supplier, giving him additional insight into complex global operations.

PUBLIC DIRECTORSHIPS:	AFFILIATIONS:
The Procter & Gamble Company (2015 - 2022)	Member, Board of Trustees of Duke University

KATHY N. WALLER



Age: **66**

Joined Delta's Board:
July 24, 2015

Committees:
**Audit (Chair);
Corporate
Governance;
Personnel &
Compensation**

BIOGRAPHY:

Ms. Waller is the Executive Director of the Atlanta Committee for Progress. Ms. Waller has served as an executive coach for The ExCo Group (f/k/a Merryck & Co. Americas) since 2019. From 2014 until her retirement in March 2019, Ms. Waller served as Executive Vice President and Chief Financial Officer of The Coca-Cola Company. From May 1, 2017 until her retirement, Ms. Waller assumed expanded responsibility for Coca-Cola's strategic governance areas when she was also appointed to serve as President, Enabling Services. Ms. Waller joined Coca-Cola in 1987 as a senior accountant and served in a number of accounting and finance roles of increasing responsibility, including as Vice President, Finance and Controller.

KEY QUALIFICATIONS, SKILLS AND EXPERIENCES:

› **Senior Leadership/Risk Management**. Ms. Waller has served in multiple senior leadership positions at The Coca-Cola Company and now serves as Executive Director of the Atlanta Committee for Progress.

› **Finance/Accounting**. Ms. Waller has extensive financial experience, including through her role as Chief Financial Officer of The Coca-Cola Company.

› **Global Business**. Ms. Waller's tenure at The Coca-Cola Company provides unique insight into a global business enterprise.

› **Other Board Membership.** Ms. Waller's service on boards of directors of other public companies also brings valuable insight to the Board.

PUBLIC DIRECTORSHIPS:	AFFILIATIONS:
Beyond Meat, Inc.	Member, Board of Trustees of Spelman College
CGI Inc.	Member, Board of Trustees of University of Rochester
Cadence Bank (2019 - 2024)	Officer, Governing Board of Woodruff Arts Center
	Member, Board of Directors of United Way of Greater Atlanta

ADVISORY VOTE ON EXECUTIVE COMPENSATION

WHAT AM I VOTING ON?

As required by SEC rules, we are seeking your support for the compensation of our named executive officers.

⊘ **THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THIS PROPOSAL.**

Shareholders have the opportunity to approve, on an advisory, non-binding basis, the compensation of the named executive officers, as disclosed in this proxy statement. This is commonly referred to as a "say on pay" advisory vote. We hold our say on pay advisory vote every year.

As discussed in greater detail in the "Compensation Discussion and Analysis" section of this proxy statement starting on page 26, the compensation of the named executive officers in 2024 reflects the following principles of our executive compensation program:

› Links pay with performance by placing a substantial majority of total compensation at risk.

› Utilizes stretch performance measures that provide incentives to deliver value to our shareholders and align the interests of management with frontline employees and shareholders.

  › Many of the same performance measures are used in both our executive and broad-based employee compensation programs.

  › Provides compensation opportunities that assist in motivating and retaining existing talent and attracting new talent as needed.

We urge you to carefully read the "Compensation Discussion and Analysis" section of this proxy statement for additional details on Delta's executive compensation, including our compensation philosophy and the 2024 compensation of our named executive officers. Our Board of Directors believes that our executive compensation program is effective in implementing our compensation philosophy.

This vote is advisory in nature, which means that it is not binding on Delta, its Board of Directors or the Personnel & Compensation Committee. However, the Personnel & Compensation Committee intends to give careful consideration to the vote results and is committed to taking any actions it deems necessary and appropriate in light of those results.

APPROVAL OF AMENDMENT AND RESTATEMENT OF PERFORMANCE COMPENSATION PLAN

WHAT AM I VOTING ON?

We are asking you to vote on a proposal to approve the Performance Compensation Plan.

⊘ **THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THIS PROPOSAL.**

On April 24, 2025, the Board of Directors approved the Delta Air Lines, Inc. Performance Compensation Plan, as amended and restated (the "Performance Compensation Plan"), subject to approval by our shareholders at the 2025 annual meeting. The proposed Performance Compensation Plan amends and restates the Delta Air Lines, Inc. Performance Compensation Plan, which was last adopted by the Personnel & Compensation Committee on April 12, 2016 and subsequently approved by our shareholders in June 2016.

In assessing the appropriate terms of the Performance Compensation Plan, the Board of Directors and the Personnel & Compensation Committee considered, among other items, the existing terms of the plan, our compensation philosophy and practices, feedback from our shareholders, as well as input from its executive compensation consultant. Based on this assessment and the success of the Performance Compensation Plan as a part of Delta's overall compensation program, except as provided below, the terms of the Performance Compensation Plan are substantially similar to the existing plan.

We are requesting shareholders to approve the Performance Compensation Plan pursuant to which an aggregate of approximately 18,459,557 shares of Delta common stock (shares) will be available for issuance.

Why Shareholders Should Approve this Proposal

As described in more detail below, approval of this proposal will accomplish the following:

› Maintain the Performance Compensation Plan's strong governance features

› Increase the number of shares authorized for issuance under the Performance Compensation Plan by 9,600,000 shares

› Extend the term of the Performance Compensation Plan to the ten-year anniversary of the 2025 annual meeting

› Update the Performance Compensation Plan in other non-material ways that are intended to reflect current best practices with respect to plan administration and compliance matters

The Performance Compensation Plan is scheduled to expire in June 2026, before our regularly scheduled 2026 annual meeting of shareholders. We believe it is prudent to seek shareholder approval one year prior to the plan's expiration as it is a fundamental component of our pay-for-performance compensation programs.

The Board of Directors, the Personnel & Compensation Committee and Delta management all believe that the effective use of performance-based incentive compensation, including equity awards, has been and will continue to be integral to our success. We believe that equity and other performance-based awards incentivize employees and directors to maximize our growth, profitability and overall success, as well as align their interests with the interests of our shareholders to create long-term, sustainable shareholder value. Further, our equity compensation program is vital to our ability to motivate and retain existing talent and attract new talent to Delta when needed. Approving the Performance Compensation Plan would further these objectives by allowing us to continue to grant annual and long-term equity incentive compensation.

If this proposal is not approved, Delta will continue to make grants under the Performance Compensation Plan until its date of expiration in June 2026, and then the Performance Compensation Plan will terminate in accordance with its terms and no further grants may be made under the plan.



Key Features of the Performance Compensation Plan

The following describes key features of the Performance Compensation Plan. We also have included a summary of the material terms of the Performance Compensation Plan under the heading "Summary of the Performance Compensation Plan." The description of these key features and the summary below do not provide a complete description of all provisions of the Performance Compensation Plan, and are qualified in their entirety by reference to the actual text of the plan document, a copy of which is set forth on Appendix A of this proxy statement as required by the SEC.

Continuation of Good Plan Governance

› *Administered by an independent committee*. The Performance Compensation Plan is administered by our Personnel & Compensation Committee, which is composed entirely of independent directors.

› *Awards require a minimum vesting period*. Awards granted under the Performance Compensation Plan require a minimum vesting period of one year, with limited exceptions.

› *Awards are subject to clawback*. All awards to our officers under the Performance Compensation Plan are subject to Delta's compensation clawback policies as described in the "Executive Compensation Policies" section of the Compensation Discussion and Analysis portion of this proxy statement.

› *No liberal share recycling*. The Performance Compensation Plan prohibits the reuse of shares withheld or delivered to satisfy the exercise price or to satisfy tax withholding requirements of stock options or stock appreciation rights (SARs).

› *No discounted stock options or SARs*. All stock option and SAR awards must have an exercise price not lower than the market value of the underlying shares on the grant date.

› *No repricing of stock options or SARs*. The Performance Compensation Plan prohibits the repricing of stock options or SARs or the exchange of underwater stock options or SARs for cash or other awards without shareholder approval.

› *No tax gross ups*. The Performance Compensation Plan does not include any tax gross up provisions.

› *No automatic grants*. The Performance Compensation Plan does not permit the grant of stock option reloads.

› *No evergreen provision*. The Performance Compensation Plan does not contain an "evergreen" feature under which the shares authorized for issuance under the plan can be automatically replenished.

Increase Share Authorization

The Performance Compensation Plan sets forth a maximum number of shares authorized for issuance under the plan. The Board of Directors is requesting that shareholders approve the addition of 9,600,000 shares of Delta common stock to the share reserve. As of April 1, 2025, approximately 8,859,557 shares remained authorized but unissued under the Performance Compensation Plan; if this proposal is approved, an approximate total of 18,459,557 shares would be available for future issuance under the Performance Compensation Plan. Shares available for issuance may be used to issue any type of award permitted under the plan.

In setting the number of proposed shares issuable under the Performance Compensation Plan, the Personnel & Compensation Committee considered the following factors:

› *Historical Equity Award Grant Practices*. Our three-year average burn rate of 0.69% (as calculated below) was lower than peer company burn rates and industry thresholds established by certain major proxy advisory firms.

Year	Options Granted	Full-Value Shares Granted[1]	Total Shares Granted	Weighted Average Number of Common Shares Outstanding	Burn Rates
2024	—	3,881,972	3,881,972	640,750,684	0.61%
2023	—	6,255,389	6,255,389	639,064,111	0.98%
2022	—	3,187,560	3,187,560	637,834,715	0.50%
Three-Year Average	—				0.69%

(1) *Full Value Shares Granted refers to time-based restricted stock granted during each respective fiscal year and performance awards, which are paid to our executive officers in stock, earned during each respective fiscal year. Assumes performance awards which are paid in stock will vest and pay out based on the maximum performance levels being achieved.*

› *Potential Dilution*. We also considered the dilutive effect of the proposed number of shares issuable against the dilution policies of major proxy advisory firms. As of April 1, 2025, 13,844,486 shares were subject to outstanding equity awards under the Performance Compensation Plan (representing 3.48% of fully-diluted shares of common stock outstanding on April 1, 2025). If the proposal is approved, an additional 9,600,000 shares will be available for issuance under the Performance Compensation Plan. As a result, 32,304,043 shares would be

subject to outstanding equity awards or available for future awards, resulting in total dilution of 4.95%. This level of potential dilution is near the 37th percentile of companies in our peer group. Therefore, we believe the expected dilution that could result from the Performance Compensation Plan is reasonable for a company of our size in our industry. The following table shows the determination of total potential dilution as of April 1, 2025:

Remaining authorized but unissued shares under the Performance Compensation Plan	8,859,557
Proposed new shares under the Performance Compensation Plan	9,600,000
Shares subject to outstanding Awards	13,844,486
Total	**32,304,043**
Fully-diluted common shares outstanding	652,955,169
Potential total dilution	4.95%

Extension of the Expiration Date of the Performance Compensation Plan

The Performance Compensation Plan is currently scheduled to expire in June 2026, and we are requesting an extension of that expiration to the date of the annual meeting of shareholders in 2035. If this proposal is not approved by shareholders, the

Performance Compensation Plan will remain in full force and effect through June 10, 2026, without giving effect to the proposed amendment and restatement.

Award Limitation for Non-Employee Directors

The Performance Compensation Plan includes an award limitation for our non-employee directors. Under this limitation, the

maximum value of any awards that may be granted to a non-employee director in any calendar year is $1,000,000.

Summary of Performance Compensation Plan

The following is a summary of certain material provisions of the Performance Compensation Plan, which summary is qualified in its entirety by reference to the text of the Performance Compensation

Plan. Capitalized terms used in this summary will have the same meaning as used in the Performance Compensation Plan, unless otherwise specified herein.

Purpose

The purpose of the Performance Compensation Plan is to enhance the incentive of those employees, members of the Board of Directors and other individuals who are expected to contribute

significantly to the success of Delta and its affiliates in achieving Delta's short-term and long-term objectives and, in general, to further the best interest of Delta and its shareholders.

Administration

The Personnel & Compensation Committee administers the Performance Compensation Plan and has authority to select individuals to whom awards are granted, determine the types of awards and number of shares covered, and determine the terms and conditions of awards, including the applicable vesting schedule, the effect of termination of service and whether the award will be settled in cash, shares or a combination of the two. The Personnel & Compensation Committee also has authority to interpret and administer the Performance Compensation Plan and the related

award agreements, and may make such determinations and take any actions deemed necessary or desirable for the administration of the Performance Compensation Plan. The Personnel & Compensation Committee may delegate to one or more individuals or committees the authority to grant awards to participants who are not directors or executive officers. In addition, the Board of Directors may, in its sole discretion, at any time, grant awards or administer the Performance Compensation Plan.

Eligibility

Employees, consultants, advisors and service providers of Delta and its affiliates, as well as members of the Board of Directors, are

eligible to participate in the Performance Compensation Plan. This group currently includes approximately 100,000 individuals.

Shares and Award Limits

Subject to adjustment, the number of shares reserved for issuance under the Performance Compensation Plan will not exceed the

aggregate of (i) 9,600,000 shares; (ii) the number of shares previously authorized for awards under the Performance



Compensation Plan but not reserved for outstanding awards as of the date the Performance Compensation Plan is approved by the Company's shareholders; and (iii) any shares corresponding to awards under the Performance Compensation Plan that are forfeited after the date the Performance Compensation Plan is approved by the Company's shareholders.

Except as described below with respect to non-employee directors, no participant may receive in any calendar year stock options and stock appreciation rights that relate to more than two million shares; restricted stock or restricted stock units that relate to more than one million shares; or performance awards and other stock-based awards that relate to more than 1.5 million shares. In addition, the maximum amount that may be paid in cash to any participant in a calendar year for an annual cash incentive is $10 million and the maximum long-term cash incentive award is $10 million multiplied by the number of years included in any applicable performance period(s) relating to such award. The maximum grant date fair market value of any awards that may be granted to a non-employee director in any calendar year is $1,000,000.

Shares to be issued under the Performance Compensation Plan may be made available from authorized but unissued Delta common stock or Delta common stock that Delta acquires. If any shares subject to an award (other than a substitute award as defined below) expires, is cancelled, forfeited or otherwise

terminates without the delivery of shares, then such shares will again be available for issuance under the Performance Compensation Plan (except that any shares tendered in payment of an option, shares withheld by Delta (or tendered by a participant) to satisfy any tax withholding obligation with respect to the exercise of an option or SAR or shares covered by a stock-settled SAR that were not issued upon the settlement of the award will not again be available for distribution). A substitute award is any award granted in assumption of, or in substitution for, an outstanding award previously granted by a company acquired by Delta or with which Delta combines. Shares underlying substitute awards do not reduce the number of shares available for delivery under the Performance Compensation Plan.

The Personnel & Compensation Committee will equitably adjust any or all of the number and type of shares issued under the Performance Compensation Plan or subject to any award thereunder and/or the grant, purchase, or exercise price with respect to any award in the event that any recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of shares or any other similar corporate transaction or event affects the shares such that an adjustment is appropriate to prevent the dilution or enlargement of benefits or potential benefits intended to be made available under the Performance Compensation Plan.

Awards

The Performance Compensation Plan provides for grants of incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units, performance awards, including cash incentive awards and performance restricted stock units, and other stock-based awards.

› *Stock Options*. The exercise price of an option (other than a substitute award) may not be less than the fair market value of a share of Delta common stock on the date of grant and each option has a term to be determined by the Personnel & Compensation Committee (not to exceed ten years). Options may be granted as incentive stock options, which are intended to qualify for favorable treatment to the recipient under federal tax law, or as non-qualified stock options, which do not qualify for this favorable tax treatment. Stock options are exercisable at such time or times as determined by the Personnel & Compensation Committee.

› *SARs*. A SAR may be granted as a free-standing right or in tandem with a stock option. Upon exercise of a SAR, the holder of that SAR is entitled to receive the excess of the fair market value of the shares for which the right is exercised over the exercise price of the SAR. The exercise price of a SAR (other than a substitute award) may not be less than the fair market value of a share of Delta common stock on the date of grant. A tandem SAR may be granted on the grant date of the related option. A tandem SAR will be exercisable only at such time or times and to the extent that the related option is exercisable. A tandem SAR will terminate or be forfeited upon the exercise of the related option, and the related option will terminate or be forfeited upon the exercise or forfeiture of the tandem SAR.

› *Restricted Stock/Restricted Stock Units*. Shares of restricted stock are shares subject to restrictions on transfer and a substantial risk of forfeiture. A restricted stock unit consists of a contractual right denominated in shares which represents the right to receive a share or the value of a share at a future date, subject to certain vesting and other restrictions and such other terms and conditions as the Personnel & Compensation Committee may determine, which restrictions and such other terms and conditions may lapse separately or in combination at such time or times, in such installments or otherwise, as the Personnel & Compensation Committee may deem appropriate.

› *Performance Awards*. The Performance Compensation Plan provides that grants of performance awards, including cash-denominated awards and share denominated awards such as performance restricted stock units, and (when determined by the Personnel & Compensation Committee) options, restricted stock or other stock-based awards, may be based upon, and subject to achieving performance goals. If the Personnel & Compensation Committee determines that a change in Delta's business, operations, corporate structure or capital structure, or the manner in which Delta conducts its business, or other events or circumstances render the performance goals unsuitable, the Personnel & Compensation Committee may modify the performance goals or the related minimum acceptable level of achievement, in whole or in part, as the Personnel & Compensation Committee deems appropriate and equitable.

› *Other Awards*. The Personnel & Compensation Committee is authorized to grant other stock-based awards, either alone or in addition to other awards granted under the Performance Compensation Plan. Other awards may be settled in shares, cash, awards granted under the Performance Compensation Plan or any other form of property as the Personnel & Compensation Committee determines.

Performance Goals

Under the Performance Compensation Plan, the exercise, payment, retention or vesting of an award may be subject to the achievement during a performance period or performance periods, as determined by the Personnel & Compensation Committee, of a level or levels of, or improvements in, in each case as determined by the Personnel & Compensation Committee, one or more performance measures with respect to Delta or its affiliates or any business unit thereof, based on the following:

› Any of the following financial measures:

  › Revenue per available seat mile

  › Cost per available seat mile

  › Total shareholder return

  › Return on equity, assets, capital or investment

  › Operating, pre-tax or net income levels expressed in either absolute dollars, earnings per share, or changes of the same

  › The market price of shares

  › Economic or cash value added

  › Capitalization

  › Net or operating profit margin

  › Revenues or revenue growth

  › Expenses

  › Cash flow

  › Operating cash flow or liquidity

  › Earnings before interest, taxes, depreciation, amortization and aircraft rent;

› the results of employee satisfaction surveys;

› the results of customer satisfaction surveys; and

› other measures of operational performance (including, without limitation, U.S. Department of Transportation performance rankings in operational areas), quality, safety, productivity or process improvement).

Performance criteria may be measured on an absolute (e.g., plan or budget) or relative basis. Relative performance may be measured against a group of peer companies, a financial market index, or other acceptable objective and quantifiable indices.

In addition to any award limitations (as described above), the Personnel & Compensation Committee has the power to impose such other restrictions on performance-based awards as it may deem necessary or appropriate.

Effect of Termination of Employment or Change in Control

The Personnel & Compensation Committee has authority to determine the treatment of awards in connection with termination of a participant's employment and any transaction or transactions resulting in a change in control by rule or regulation or in any award agreement or at any time in any individual case. The plan's standard award agreements provide that upon a change in control, awards will vest only if a participant's employment is terminated by Delta without cause or by the participant for good reason (a "double trigger") within two years of the change in control.

Effective Date; Amendment to the Performance Compensation Plan

The Performance Compensation Plan will become effective as of June 19, 2025, subject to shareholder approval, and no award may be granted under the plan on or after the tenth anniversary of that date. However, unless otherwise expressly provided in the Performance Compensation Plan or in an applicable award agreement, any award granted prior to such tenth anniversary may extend beyond such date, and the authority of the Personnel & Compensation Committee to amend, suspend or terminate any such award, and the authority of the Personnel & Compensation Committee or the Board of Directors to amend the Performance Compensation Plan, will extend beyond such date.

Except as otherwise provided in an award agreement, the Personnel & Compensation Committee or the Board of Directors may from time to time suspend, discontinue, revise or amend the Performance Compensation Plan and the Personnel & Compensation Committee may amend the terms of any award in any respect; provided that no such action will adversely impair or affect the rights of a holder of an outstanding award under the Performance Compensation Plan without the holder's consent, and no such action will be taken without shareholder approval, if required by the rules of the stock exchange on which shares are traded.



No Repricing without Shareholder Approval

Unless approved by shareholders, no stock option or SAR may (i) be amended to decrease its exercise price; (ii) be canceled in exchange for the grant of any new option or SAR with a lower exercise price or any other award; (iii) be repurchased by Delta or its affiliates; or (iv) otherwise be subject to any action that would be treated under accounting rules, stock exchange rules or otherwise as a repricing of such stock option or SAR (including a cash buyout or voluntary surrender/subsequent regrant of an underwater stock option or SAR).

Certain Federal Income Tax Consequences

The following is a summary of certain U.S. federal income tax consequences of awards made under the Performance Compensation Plan, based upon the laws currently in effect. The discussion is general in nature and does not take into account a number of considerations which may apply in light of the individual circumstances of a participant under the Performance Compensation Plan. The income tax consequences under applicable state and local tax laws may not be the same as under U.S. federal income tax laws.

› *Non-Qualified Stock Options.* A participant will not recognize taxable income upon the grant of a non-qualified stock option and Delta will not be entitled to a tax deduction at such time. A participant will recognize compensation taxable as ordinary income (and be subject to income tax and employment tax withholding) upon exercise of a non-qualified stock option equal to the excess of the fair market value of the shares purchased pursuant to such option over their exercise price, and Delta generally will be entitled to a corresponding deduction.

› *Incentive Stock Options.* A participant will not recognize taxable income upon the grant of an incentive stock option. A participant will not recognize taxable income (except for purposes of the alternative minimum tax) upon exercise of an incentive stock option. If the shares acquired by exercise of an incentive stock option are held for the longer of two years from the date the option was granted and one year from the date the shares were transferred to the participant, any gain or loss arising from a subsequent disposition or such shares will be taxed as a long-term capital gain or loss, and Delta will not be entitled to any deduction. If, however, such shares are disposed of within such two or one year periods, then in the year of such disposition the participant will recognize compensation taxable as ordinary income equal to the excess of the lesser of the amount realized upon such disposition and the fair market value of such shares on the date of exercise over the exercise price, and Delta generally will be entitled to a corresponding deduction. The excess of the amount realized on a subsequent sale or exchange over the fair market value of the stock on the exercise date generally will be treated as a capital gain.

› *Stock Appreciation Rights.* A participant will not recognize taxable income upon the grant of a SAR, and Delta will not be entitled to a tax deduction at such time. Upon exercise, a participant will recognize compensation taxable as ordinary income (and be subject to income and employment tax withholding) equal to the fair market value of any shares delivered and the amount of cash paid by Delta, and Delta generally will be entitled to a corresponding deduction.

› *Restricted Stock.* A participant who receives an award of restricted stock does not generally recognize taxable income upon the grant of the award. Instead, the participant recognizes ordinary income in the first taxable year in which the participant's interest in the shares becomes either (i) freely transferable or (ii) no longer subject to substantial risk of forfeiture. The amount of taxable income is equal to the fair market value of the shares less the cash, if any, paid for the shares. A participant may elect to recognize income at the time of the grant of restricted stock in an amount equal to the fair market value of the restricted stock (less any cash paid for the shares) on the date of the award. Delta generally will be entitled to a corresponding deduction in the taxable year in which the restrictions lapse (or in the taxable year of the award if, at that time, the participant had filed a timely election to accelerate recognition of income).

The foregoing general tax discussion is solely intended for the information of shareholders considering how to vote with respect to this proposal and not as tax guidance to participants in the Performance Compensation Plan. Participants should consult their own tax advisors regarding the federal, state, local, foreign and other tax consequences to them in participating in the Performance Compensation Plan.

New Plan Benefits

Except for the annual grant of restricted stock with a fair market value of $200,000 to non-employee members of the Board ($320,000 for the grant to the non-executive Chair of the Board), benefits under the Performance Compensation Plan will depend on the Personnel & Compensation Committee's actions and the fair market value of the shares at various future dates. Accordingly, it is not possible to determine the benefits that will be received by directors, executive officers and other employees.

Existing Plan Benefits

The following table sets forth information with respect to the number of shares subject to awards previously granted under the Performance Compensation Plan from April 30, 2007 (when the plan was initially approved by shareholders) through March 31, 2025, to each named executive officers, all current executive officers as a group, all current non-employee directors and director nominees as a group, and all employees including current officers who are not executive officers, as a group.

Name and Position	Stock Options	Stock Appreciation Rights	Restricted Stock	Restricted Stock Units	Performance Restricted Stock Units
Edward H. Bastian, Chief Executive Officer	3,409,770	-	2,426,018	179,150	1,105,042
Glen W. Hauenstein, President	1,548,810	-	1,517,310	86,780	587,660
Alain Bellemare, Executive Vice President & President - International	272,640	-	288,050	-	381,669
Peter W. Carter, Executive Vice President - Chief External Affairs Officer	68,060	-	253,965	-	188,988
Daniel C. Janki, Executive Vice President & Chief Financial Officer	73,730	-	285,145	-	272,968
Michael L. Spanos, Former Executive Vice President & Chief Operating Officer	-	-	119,880	-	144,940
All current executive officers as a group	2,588,377	13,520	9,014,223	109,010	453,277
All current non-employee directors and director nominees as a group	-	-	1,201,840	3,460	-
All employees as a group (excluding executive officers)	23,766,746	388,671	51,443,998	2,502,570	130,309

No awards have been granted under the Performance Compensation Plan over its lifetime to any associate of executive officers, non-employee directors or director nominees, or any other person who received or who is to receive 5% of such options, warrants or rights.



Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides information about the number of shares of common stock that may be issued under Delta's equity compensation plans as of December 31, 2024.

Plan Category	(a) No. of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights[1]	(b) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights[2]	(c) No. of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))[3]
Equity compensation plans approved by securities holders	10,774,202 $	22.35	9,053,334
Equity compensation plans not approved by securities holders	—	—	—
Total	10,774,202 $	22.35	9,053,334

(1) Includes a maximum of 5,998,521 shares of common stock that may be issued upon the achievement of certain performance conditions under outstanding performance share awards as of December 31, 2024.

(2) Includes performance share awards, which do not have exercise prices. The weighted average exercise price of options is $50.41.

(3) Reflects shares remaining available for issuance under the Performance Compensation Plan. If any shares of our common stock are covered by an award under the Performance Compensation Plan that is canceled, forfeited or otherwise terminates without delivery of shares (including shares surrendered or withheld for payment of the exercise price of an award or taxes related to an award), then such shares will again be available for issuance under the Performance Compensation Plan except for (i) any shares tendered in payment of an option, (ii) shares withheld to satisfy any tax withholding obligation with respect to the exercise of an option or SAR, or (iii) shares covered by a stock-settled SAR or other awards that were not issued upon the settlement of the award. Because 4,324,916 shares of restricted stock remain unvested and subject to forfeiture as of December 31, 2024, these shares could again be available for issuance.

Other Key Data

The following table provides information about the number of shares of common stock that was subject to outstanding awards under Delta's equity compensation plans as of December 31, 2024.

Award	Number Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Term
Options & SARs	4,775,681 $	50.41	4.1 years
Full Value Awards[1]	10,323,437		
Total Overhang	15,099,118		

(1) Full Value Awards refers to non-vested time-based restricted stock and performance awards outstanding as of December 31, 2024.

RATIFICATION OF THE APPOINTMENT OF INDEPENDENT AUDITORS

WHAT AM I VOTING ON?

We are asking you to vote on a proposal to ratify the appointment of a firm of independent auditors to serve as Delta's independent auditors. The Audit Committee of the Board of Directors has appointed Ernst & Young LLP (EY) as Delta's independent auditors for 2025, subject to ratification by our shareholders.

⊘ **THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THIS PROPOSAL.**

Representatives of EY, which also served as Delta's independent auditors for 2024, are expected to be present at the annual meeting, will have an opportunity to make a statement if they desire and will be available to respond to questions. EY has served as our independent auditors since 2006. The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the external independent auditors. The Audit Committee has ultimate responsibility for audit fee negotiations associated with the work of EY.

In determining whether to reappoint EY as Delta's independent auditors for 2025, subject to shareholder ratification, the Audit Committee took into consideration a number of factors. These factors include EY's familiarity with Delta's operations and industry, accounting policies, financial reporting process, and internal control over financial reporting; its skills, expertise and independence; the quality of the Audit Committee's ongoing discussions with EY; a review of external data related to EY's legal risks and proceedings, audit quality and recent public portions of reports of the Public Company Accounting Oversight Board (PCAOB); an assessment of the professional qualifications of EY, the performance of the coordinating partner, engagement partner

and the other professionals on the Delta account; the reasonableness of EY's fees for the services provided to Delta; management's relationship with EY and its assessment of EY's performance; the Audit Committee's views on the performance of EY in light of the foregoing matters; and the Audit Committee's belief that continuing to retain EY is in the best interest of Delta and its shareholders. The Audit Committee periodically considers whether there should be a change in the independent auditors. When the lead engagement partner of the independent auditors is required to rotate off the Delta engagement, the Audit Committee and its Chair are directly involved in selecting a new lead engagement partner.

Delta's Certificate of Incorporation and Bylaws do not require that shareholders ratify the selection of EY as the independent auditors. We are submitting the selection of the independent auditors for shareholder ratification (as we have done in prior years) because we believe it is a matter of good corporate governance. If shareholders do not ratify the selection of EY, the Audit Committee will reconsider the selection of the independent auditors.



Fees of Independent Auditors

The following table shows the aggregate fees and related expenses for professional services rendered by Delta's independent auditors for 2024 and 2023.

Description of Fees	Amount 2024($)	Amount 2023($)
Audit Fees[1]	4,833,000	4,561,000
Audit-Related Fees[2]	1,004,000	865,000
Tax Fees[3]	1,308,000	962,000
All Other Fees[4]	5,000	5,000

(1) *Represents fees for the audit and quarterly reviews of the consolidated financial statements (including an audit of the effectiveness of internal control over financial reporting); assistance with and review of documents filed with the SEC; and accounting and financial reporting consultations and research work necessary to comply with generally accepted auditing standards.*

(2) *Represents fees for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under "Audit Fees." These services include an audit of subsidiaries and accounting consultations related to proposed transactions.*

(3) *Represents fees for professional services provided for the review of tax returns prepared by the company; assistance with domestic and international tax compliance; and assistance related to the tax impact of proposed and completed transactions.*

(4) *Represents fees for online technical resources.*

Pre-Approval of Audit and Non-Audit Services

The charter of the Audit Committee provides that the Committee is responsible for the pre-approval of all audit and permitted non-audit services to be performed for Delta by the independent auditors. The Audit Committee has adopted a policy for the pre-approval of all services provided by the independent auditors.

Each year, management requests Audit Committee pre-approval of the annual audits, statutory audits, quarterly reviews and any other engagements of the independent auditors known at that time. In connection with these requests, the Audit Committee may consider information about each engagement, including the budgeted fees; the reasons management is requesting the services to be provided by the independent auditors; and any potential impact on the auditors' independence. As additional

proposed audit and non-audit engagements of the independent auditors are identified, or if pre-approved services exceed the pre-approved budgeted amount for those services, the Audit Committee will consider similar information in connection with the pre-approval of such engagements or services. If Audit Committee pre-approvals are required between regularly scheduled Committee meetings, the Audit Committee has delegated to the Chair of the Audit Committee, or an alternate member of the Audit Committee, the authority to grant pre-approvals. Pre-approvals by the Chair or the alternate member are reviewed with the Audit Committee at its next regularly scheduled meeting.

Audit Committee Report

The Audit Committee presently consists of independent directors and represents and assists the Board of Directors in a number of duties. These include oversight of the following, among other matters: the integrity of Delta's financial statements, including a review of significant accounting policies and estimates and the maintenance of an appropriate internal control environment; compliance with legal and certain regulatory requirements; data protection and security of Delta's information technology systems and operations, including cybersecurity; and the scope and performance of the internal audit function. In addition, the Committee appoints, oversees and reviews the performance of the independent auditors, who report directly to the Committee. The Committee has the resources and authority it deems appropriate to discharge its responsibilities. The Committee operates pursuant to a written charter, which lists specific duties and responsibilities, and is available at **https://ir.delta.com/governance/**.

The Board of Directors has determined that Mr. DeWalt and Ms. Waller have the necessary experience to qualify as an "audit committee financial expert" under SEC rules and have agreed to be designated, and the Board has so designated both of them. All Committee members are considered financially literate as defined by the NYSE, but none is an auditor or an accountant for Delta or performs accounting field work, and none is employed by Delta. In accordance with the SEC's safe harbor relating to audit committee financial experts, a person designated as an audit committee financial expert will not be deemed an "expert" for purposes of the federal securities laws. In addition, this designation does not impose on a person any duties, obligations or liabilities that are greater than those otherwise imposed on the person as a member of the Audit Committee and Board of Directors, and does not affect the duties, obligations or liabilities of the Board of Directors.

Management is responsible for Delta's system of internal control over financial reporting, the preparation of its consolidated financial statements in accordance with accounting principles generally accepted in the United States (GAAP), and the financial reporting process, including management's assessment of internal control over financial reporting. The independent auditors, Ernst & Young LLP, are responsible for performing an independent audit of our consolidated financial statements and for expressing an opinion, based on the results of their audit, as to whether the consolidated financial statements are fairly presented, in all material respects, in conformity with GAAP.

It is not the responsibility of the Audit Committee to prepare consolidated financial statements nor is it to determine that the consolidated financial statements and disclosures are complete and accurate and prepared in accordance with GAAP and applicable rules and regulations. It is also not the responsibility of the Audit Committee to plan or conduct an independent audit of the consolidated financial statements. In carrying out its oversight responsibilities, the Audit Committee is not providing any expert, professional or special assurance as to the consolidated financial statements or any professional certification. The Audit Committee relies on the information provided by and

representations made to it by management, and also on the report on our consolidated financial statements that it receives from the independent auditors.

In discharging its duties, the Audit Committee reviewed and discussed with management and the independent auditors the overall scope and process for the audit of the consolidated financial statements and internal control over financial reporting. The Committee discussed with the independent auditors the matters required to be discussed by applicable requirements of the Public Company Accounting Oversight Board (PCAOB). In addition, the Committee received from the independent auditors the written disclosures and the letter required by applicable PCAOB requirements regarding the independent auditors' communications with the Audit Committee concerning independence, and discussed with the independent auditors their independence from Delta and its management. The Committee also determined that the independent auditors' provision of non-audit services in 2024 to Delta was compatible with the auditors' independence.

The Audit Committee met in private sessions as required by its charter with representatives of EY and members of Delta's management, including the Chief Executive Officer, the Chief Financial Officer, the Senior Vice President - Controller (who is Delta's Principal Accounting Officer), the Executive Vice President - Chief External Affairs Officer (who is Delta's chief legal officer), the Chief Compliance Officer and the Vice President of the Corporate Audit and Enterprise Risk Management department. The Audit Committee and other attendees discussed and reviewed the following, among other topics: periodic reports filed with the SEC, including consolidated financial statements and related notes; information technology and cybersecurity matters; the scope, resources and work of the corporate audit function; the financial reporting process; new and proposed accounting standards and SEC rules; the scope and progress of testing of Delta's internal control over financial reporting; management's assessment of the effectiveness of Delta's internal control over financial reporting; enterprise risk management; legal and regulatory matters; accounting and controls related to specific company initiatives and programs; critical audit matters; and privacy, ethics and compliance matters.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements and management's assessment of the effectiveness of Delta's internal control over financial reporting be included in Delta's 2024 Form 10-K filed with the SEC. The Audit Committee also appointed EY as Delta's independent auditors for 2025, subject to shareholder ratification.

Kathy N. Waller (Chair)
Willie CW Chiang
Greg Creed
David G. DeWalt
Michael P. Huerta
Audit Committee Members as of February 5, 2025

SHAREHOLDER PROPOSAL

Proposal 5

Right to Act by Written Consent

WHAT AM I VOTING ON?

A shareholder has submitted a proposal requesting the ability for shareholders to act by written consent.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE AGAINST THIS SHAREHOLDER PROPOSAL.

Mr. John Chevedden, who holds at least 100 shares of common stock, has submitted the following proposal, supporting statement and graphic, for which we take no responsibility, and has given notice that he (or a representative) intends to present the proposal at the annual meeting. We will promptly provide Mr. Chevedden's address upon a shareholder's oral or written request addressed to Delta's Corporate Secretary at Delta Air Lines, Inc., Department 981, 1030 Delta Boulevard, Atlanta, Georgia 30354.

Proposal 5 – Support for Shareholder Right to Act by Written Consent


FOR
Shareholder Rights

Shareholders request that our board of directors take such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. This includes shareholder ability to initiate any appropriate topic for written consent.

To guard against the Delta Board of Directors becoming complacent shareholders need the ability to act by written consent to help the Delta Board adopt new strategies when the need arises.

This is important now given the flat-line in the Delta stock price. The Delta stock price at $56 in 2018 and only at $64 in late 2024 during a robust stock market.

A shareholder ability to act by written consent would be a welcome incentive for Delta Directors to avoid the 6-year doldrum in the Delta stock price in the first place since the continued service of the least qualified Delta Directors could be terminated by Delta shareholders acting by written consent. This is a good incentive for the Delta Directors to have for the benefit of all Delta shareholders.

This proposal won impressive 46% support at the 2020 Delta annual meeting at a time that Delta stock was not in a 6-year stock price plateau. So with slightly more support it will be approved at the 2025 Delta annual meeting.

Please vote yes:

Support for Shareholder Right to Act by Written Consent - Proposal 5

Statement in Opposition

The Board of Directors strongly supports the principles that the Board should be accountable to all shareholders and that shareholders should be able to raise important matters. The current governance practices and policies of our Board achieve these principles in many ways, including through shareholders' ability to call special meetings, "proxy access" rights and our shareholder engagement program.

The proponent submitted a virtually identical proposal at Delta's annual meetings of shareholders in 2019 and 2020, which shareholders did not approve. The Board continues to believe that Delta's current governance practices are appropriate to provide procedural protections and opportunities for shareholders to raise concerns to the Board and management. As a result, the proposal is unnecessary given Delta's current governance practices and is not in the best interests of our shareholders as a whole.

Further, in his supporting statement, the proponent overlooks the outsized impact of the COVID-19 pandemic on the airline industry in commenting on the performance of the company's stock price and fails to recognize the Board's ongoing refreshment, which includes the appointment of five new directors since 2023.

Commitment to Strong and Evolving Governance Practices. The Board regularly reviews our corporate governance practices and adjusts as necessary to maintain leading governance practices. As described in more detail in the "Governance – Board Matters" section of this proxy statement, these practices include the following related to the election of directors and refreshment of the Board:

› Annual election of all directors;
› Majority voting for directors in uncontested elections;
› Proxy access for director candidates nominated by eligible shareholders;
› Holders of 20% of outstanding common stock have the ability to call special meetings of shareholders;
› Robust annual self-evaluation of the Board and Board committees;
› Ongoing Board refreshment and succession planning; and
› The right to remove directors without cause.

Shareholders' Ability to Call a Special Meeting. The Corporate Governance Committee of the Board refreshed its view of this topic, which it last reviewed in connection with the receipt of this proposal in 2020. In particular, the Committee noted the right of shareholders to call a special meeting, which it adjusted in 2019 in response to this proposal. The Corporate Governance Committee and the Board continue to believe that a threshold of 20% of the outstanding shares needed to call a special meeting empowers shareholders with a meaningful ability to call a special meeting. This right, along with the other governance practices described above, provides shareholders with avenues to raise concerns while protecting against possible misuse these rights.

Delta's Engagement with Shareholders Enhances the Ability to Raise Matters Outside the Annual Meeting Cycle. Delta's established shareholder communication and engagement practices, which have been greatly expanded in the last five years, provide shareholders with meaningful opportunities to raise important matters and, if necessary, pursue actions for shareholder consideration on an expedited basis outside the annual meeting process.

As described in the summary section of this proxy statement, Delta maintains open lines of communication to regularly engage with our investors to learn and understand their views. Through direct and regular presentations, conversation with shareholders, active monitoring of communications from shareholders, and the ability of shareholders to communicate directly with non-management directors, the company and its Board seeks and receives shareholder views on a wide variety of topics including governance and financial performance of the company, executive compensation programs, strategy and risk management, and environmental sustainability matters.

During 2024, we met, or initiated contact, with shareholders representing 55% of our outstanding shares. This represented engagement with shareholders holding 68% of our institutionally held shares. Board members, including the Board Chair and chair of the Personnel & Compensation Committee, participated in a number of these engagements. We also have dedicated resources to engage with and respond to our shareholders, including individual shareholders.

These rights and practices provide meaningful, year-round opportunities for shareholders to bring matters to the attention of company management, the Board and other shareholders.

Our Current Practices are Efficient and Protect all Shareholders. The transparency of the annual and special meeting process offers important procedural protections and advantages for shareholders that are absent from a written consent process. Shareholder meetings and votes take place transparently on a specified date and time and with a specified agenda that is publicly announced well in advance, giving all interested shareholders adequate notice and a fair opportunity to consider proposed actions, express their views, and make an informed vote. Accurate and complete information about proposed actions is widely distributed in a proxy statement before the meeting, which promotes well-informed consideration on the merits of the proposed actions. Shareholder meetings provide shareholders with an orderly forum for presentation and consideration of the proposed action. In addition, the Board is able to analyze and provide a recommendation with respect to actions proposed to be taken at a shareholder meeting.

In contrast, adoption of this written consent proposal would make it possible for the holders of a simple majority of outstanding shares of Delta's common stock, who have no fiduciary duties to other shareholders and may have short-term or special interests, to take significant corporate action without any prior notice to the company, and without giving all shareholders an opportunity to consider, deliberate, and vote on shareholder actions that may have important ramifications for both Delta and all shareholders. A shareholder seeking action by written consent may attempt to solicit the fewest possible shareholders to take action, rather than seeking input from all shareholders. The Board believes that all shareholders should have a voice in critical matters, as well as a meaningful and structured opportunity to exchange views with the Board before acting. The proposed written consent process would effectively disenfranchise all shareholders who do not have (or are not given) the opportunity to participate in the written consent, increasing the risk of potential abuse by denying certain shareholders the ability to participate or vote in major decisions affecting the Company and their interest.

In summary, the Board continues to believe that the strong corporate governance practices already in place at Delta, including the shareholders' ability to call a special meeting, the robust set of rights and demonstrated responsiveness to shareholders, provide the appropriate means to advance shareholders' interests without potentially disenfranchising some shareholders. These rights and practices allow the Board to oversee the business and affairs of Delta for the benefit of all shareholders while avoiding the governance risk associated with the right to act by written consent.

For these reasons, we believe the ability to act by written consent is neither necessary nor in the shareholders' best interests.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE AGAINST THIS PROPOSAL.

VOTING INFORMATION

Internet Availability of Proxy Materials

All of our proxy materials (including our 2024 Form 10-K) are made available to our shareholders on the Internet, rather than mailing paper copies to each shareholder. If you received a Notice Regarding the Availability of Proxy Materials (the Notice) by U.S. or electronic mail, you will not receive a paper copy of these proxy materials unless you request one. Instead, the Notice tells you

how to access and review the proxy materials and vote your shares. If you would like to receive a paper copy of our proxy materials free of charge, follow the instructions in the Notice. The Notice will be distributed to our shareholders beginning on or about May 9, 2025.

Shareholders Entitled to Vote

The Board of Directors set April 25, 2025 as the record date for the annual meeting. This means that our shareholders as of the close of business on that date are entitled to notice of and to vote at the annual meeting. On April 18, 2025, 652,953,069 shares of Delta

common stock were outstanding, and we do not expect the number of shares will change materially as of the record date. The common stock is the only class of securities entitled to vote at the meeting. Each outstanding share entitles its holder to one vote.

Quorum for the Annual Meeting

The quorum at the annual meeting will consist of a majority of the votes entitled to be cast by the holders of all shares of common stock that are outstanding and entitled to vote. Abstentions from

voting and broker non-votes, if any, will be counted in determining whether a quorum is present. The meeting will not commence if a quorum is not present.

How to Vote

It is important that you vote in order to play a part in the future of the company. Please carefully review the proxy materials and follow the instructions below to cast your vote.

Shares of Common Stock Registered in Your Name or Held under Plans

The control number you receive in your Notice (or Notices) only covers shares of common stock in any of the following forms:

› common stock registered in your name (registered shares);

› common stock held in your account under the Delta 401(k) Retirement Plan for Pilots (Pilot Plan);

› common stock allocated to your account under the Delta 401(k) Retirement Plan or the Delta 401(k) Retirement Plan for Ready Reserves (collectively referred to as the 401(k) Retirement Plans); or

› unvested restricted common stock granted under the Delta Air Lines, Inc. Performance Compensation Plan.

Special Note to Delta Employees About the Employee Stock Purchase Plan

If you are a Delta employee participating in the Employee Stock Purchase Plan, any control number you receive in your Notice does not cover shares of common stock purchased pursuant to the plan. These shares are held for your benefit by Fidelity in street name and you must instruct Fidelity regarding voting these shares on your behalf. See "Shares Held in Street Name" on page 84.



> **If you hold shares in more than one of the ways listed, you may receive more than one Notice with separate control numbers. You will need to submit voting instructions for shares associated with each control number in order to vote all of your shares.**

Your submission of voting instructions for registered shares results in the appointment of a proxy to vote those shares. In contrast, your submission of voting instructions for common stock held in Pilot Plan accounts or allocated to 401(k) Retirement Plans accounts, or for unvested restricted common stock granted under the Delta Air Lines, Inc. Performance Compensation Plan, instructs the applicable plan trustee or administrator how to vote those shares, but does not result in the appointment of a proxy. You may submit your voting instructions regarding all shares covered by the same control number before the meeting by using our Internet or telephone system or by completing and returning a proxy card, as described below. As noted above, if you hold shares in more than one way, you will need to vote the shares associated with each control number separately. You may vote in one of the following ways:

› *Voting by the Internet or Telephone.* You may vote using the Internet or telephone by following the instructions in the Notice to access the proxy materials and then following the instructions provided to allow you to record your vote. After accessing the proxy materials, to vote by the Internet, go to *www.proxyvote.com* and follow the instructions, or to vote by telephone call 1-800-690-6903. The Internet and telephone voting procedures are designed to authenticate votes cast by using a personal identification number. These procedures enable shareholders to confirm their instructions have been properly recorded.

› *Voting by Proxy Card.* If you obtained a paper copy of our proxy materials, you may also vote by signing, dating and returning your instructions on the proxy card in the enclosed postage-paid envelope. Please sign the proxy card exactly as your name

appears on the card. If shares are owned jointly, each joint owner should sign the proxy card. If a shareholder is a corporation or partnership, the proxy card should be signed in the full corporate or partnership name by a duly authorized person. If the proxy card is signed pursuant to a power of attorney or by an executor, administrator, trustee or guardian, state the signer's full title and provide a certificate or other proof of appointment.

To be effective, instructions regarding shares held in your Pilot Plan account or allocated to your 401(k) Retirement Plans account must be received before 5:00 p.m. Eastern Daylight Time on June 17, 2025. Instructions regarding registered shares or unvested restricted common stock must be received before 11:59 p.m. Eastern Daylight Time on June 18, 2025.

You may also vote registered shares by attending the annual meeting virtually and voting via the online platform; this will revoke any proxy you previously submitted.

Note that you may not vote shares of unvested restricted common stock, shares held in your Pilot Plan account or shares allocated to your 401(k) Retirement Plans account at the meeting. If you do not submit voting instructions in a timely manner regarding shares of unvested restricted common stock, shares held in your Pilot Plan account or shares allocated to your 401(k) Retirement Plans account, they will not be voted. See "Shares Held in Street Name" below for information about voting Employee Stock Purchase Plan shares.

All properly submitted voting instructions, whether submitted by the Internet, telephone or U.S. mail, will be voted at the annual meeting according to the instructions given, provided they are received prior to the applicable deadlines described above. All properly submitted proxy cards not containing specific instructions will be voted in accordance with the Board of Directors' recommendations set forth on page 86. The members of Delta's Board of Directors designated to vote the proxies returned pursuant to this solicitation are Edward H. Bastian and David S. Taylor.

Shares Held in Street Name

If your shares are held in the name of a broker, bank or other record holder (that is, in street name), refer to the instructions provided by the record holder regarding how to vote your shares or to revoke your voting instructions. This includes any shares purchased through the Employee Stock Purchase Plan. Without a proxy from the record holder, you may not vote shares held in street name by returning a proxy card. **If you hold your shares in street name and intend to vote in advance of the annual meeting, which we encourage you to do, it is critical that you provide instructions to, or otherwise follow the instructions provided to you in the Notice, voting instruction form or other**

information provided to you by the broker, bank or other nominee that holds your shares, if you want your shares to count in the election of directors (Proposal 1), the advisory vote on executive compensation (Proposal 2), the approval of the amendment and restatement of our Performance Compensation Plan (Proposal 3) and the shareholder proposal (Proposal 5). As described in the next section of this proxy statement, regulations prohibit your bank or broker from voting your shares on these proposals, but they may vote your shares on Proposal 4 without instructions.



Revoking a Proxy or Voting Instructions

If you hold registered shares, unvested restricted common stock, shares in Pilot Plan accounts or shares allocated to 401(k) Retirement Plan accounts, you may revoke your proxy or voting instructions prior to the meeting by:

› providing written notice to Delta's Law Department at Delta Air Lines, Inc., Department 981, 1030 Delta Boulevard, Atlanta, Georgia 30354, Attention: *Corporate Secretary;* or

› submitting later-dated instructions by the Internet, telephone or U.S. mail.

To be effective, revocation of instructions regarding shares held in Pilot Plan accounts or allocated to 401(k) Retirement Plan accounts must be received before 5:00 p.m. Eastern Daylight Time on June 17, 2025. Revocation of instructions regarding registered shares or unvested restricted common stock must be received before 11:59 p.m. Eastern Daylight Time on June 18, 2025.

You may also revoke your proxy covering registered shares by attending the annual meeting virtually and voting via the online meeting platform. Attending the meeting virtually will not, by itself, revoke a proxy.

Limitation on Brokers' Authority to Vote Shares

Under NYSE rules, brokerage firms may vote in their discretion on certain matters on behalf of clients who do not provide voting instructions at least 15 days before the date of the annual meeting. Generally, brokerage firms may vote to ratify the appointment of independent auditors and on other "discretionary" items. Because proposals other than Proposal 4 are not discretionary items, brokers are not permitted to vote your shares on these proposals unless you provide voting instructions. Accordingly, if your shares are held in a brokerage account and you do not return voting instructions to your broker by its deadline, your shares may be voted by your broker on Proposal 4, but not the other proposals described in this proxy statement. Broker non-votes will not be considered in connection with Proposals 1, 2, 3 and 5. *Therefore, we urge you to give voting instructions to your broker on all proposals.*

Votes Necessary to Act on Proposals

At an annual meeting at which a quorum is present, the following votes will be necessary on each of the proposals:

› Each director shall be elected by the vote of a majority of the votes cast with respect to the director. For purposes of this vote, a majority of the votes cast means that the number of shares voted "for" a director must exceed 50% of the votes with respect to that director (excluding abstentions).

› The advisory vote to approve executive compensation (say on pay) requires the affirmative vote of the majority of shares present and entitled to vote at the meeting. Abstentions have the same effect as votes against the proposal. While this is a non-binding advisory vote, the Board values the opinions of our shareholders and the Personnel & Compensation Committee of the Board of Directors will review and consider the voting results when making future decisions regarding executive compensation.

› Approval of the amendment and restatement of our Performance Compensation Plan requires the affirmative vote of a majority of the votes cast at the meeting. For purposes of this vote, a majority of the votes cast means that the number of shares voted "for" the proposal must exceed 50% of the votes with respect to the proposal. Abstentions will have no effect on the vote for this proposal.

› Ratification of the appointment of Ernst & Young LLP as independent auditors for the year ending December 31, 2025 requires the affirmative vote of the majority of shares present and entitled to vote at the meeting. Abstentions have the same effect as votes against the proposal.

› Approval of the shareholder proposal described in this proxy statement requires the affirmative vote of the majority of shares present and entitled to vote. Abstentions have the same effect as votes against the proposal.

Broker non-votes, if any, will be handled as described under "Limitation on Brokers' Authority to Vote Shares" above.

Recommendations of the Board

The Board of Directors is soliciting your proxy to vote your shares at the annual meeting as follows:

⊘ **FOR** the election of the director nominees named in this proxy statement;

⊘ **FOR** the approval, on an advisory basis, of the compensation of Delta's named executive officers;

⊘ **FOR** the approval of the amendment and restatement of our Performance Compensation Plan;

⊘ **FOR** the ratification of the appointment of Ernst & Young LLP as Delta's independent auditors for the year ending December 31, 2025; and

⊗ **AGAINST** the shareholder proposal described in this proxy statement.

All properly submitted proxy cards not containing specific instructions will be voted in accordance with the Board's recommendations.

OTHER INFORMATION

Presentation of Other Business at the Meeting

Delta is not aware of any business to be transacted at the annual meeting other than as described in this proxy statement. If any other item or proposal properly comes before the meeting (including, but not limited to, a proposal to adjourn the meeting in order to solicit votes in favor of any proposal contained in this proxy statement), the proxies received will be voted at the discretion of the directors designated to vote the proxies.

Attending the Meeting Virtually

We plan to hold our annual meeting virtually in an effort to enhance the ability of our shareholders around the world to attend and participate. To attend and participate in the annual meeting, shareholders will need to access the live audio webcast of the meeting by visiting **www.virtualshareholdermeeting.com/DAL2025** and using the 16-digit control number provided in the Notice or proxy card to log in to the meeting website. Any shareholders holding shares in street name that do not receive a 16-digit control number should contact their bank, broker or other nominee (preferably at least 5 days before the annual meeting) in order to request a control number and be able to attend, participate in or vote at the annual meeting. If you do not have a 16-digit control number at the time of the meeting, you may still attend the meeting as a guest in listen-only mode, although guests will be unable to vote or submit questions.

We encourage shareholders to log in to the meeting website and access the webcast before the annual meeting's start time. We plan to have technicians ready to assist you with any technical difficulties you may have accessing the virtual meeting. If you encounter any difficulties accessing the virtual meeting during check-in or during the meeting, please call the technical support number that will be posted on the virtual shareholder meeting login page: **www.virtualshareholdermeeting.com/DAL2025**.

We are committed to ensuring that shareholders will be afforded the same rights and opportunities to participate as they would at an in-person meeting. Our directors and various members of our management team will join the virtual meeting and be available for questions. Shareholders may submit questions during the meeting through the virtual meeting platform at **www.virtualshareholdermeeting.com/DAL2025**. We intend to answer all relevant questions submitted in accordance with the rules of conduct for the meeting, which we will post in advance of the meeting. We ask that shareholders limit themselves to one question each and provide their name and contact details when submitting a question through the virtual meeting platform. If we receive substantially similar questions, we will group them together and provide a single response to avoid repetition. We plan to address as many questions during the meeting as time permits, but if there are any relevant questions submitted in accordance with the rules of conduct that we are unable to answer due to time constraints, we intend to post answers to those questions on our investor relations website following the meeting.

Further instructions on how to attend, participate in and vote at the annual meeting virtually, including how to demonstrate your ownership of our common stock as of the record date, are available at **www.virtualshareholdermeeting.com/DAL2025**.

Householding

As permitted by the 1934 Act, only one copy of this proxy statement is being delivered to shareholders residing at the same address, unless the shareholders have notified Delta of their desire to receive multiple copies of the proxy statement. This is known as householding.

Delta will promptly deliver, upon oral or written request, a separate copy of the proxy statement to any shareholder residing at an address to which only one copy was mailed. Requests for additional copies for the current year or future years should be directed to Delta's Investor Relations toll-free at (866) 715-2170.

Shareholders of record residing at the same address and currently receiving multiple copies of the proxy statement may contact our registrar and transfer agent, EQ Shareowners Services, to request that only a single copy of the proxy statement be mailed in the future. Contact EQ by phone at (800) 259-2345 or by mail at P.O. Box 64854, St. Paul, MN 55164-0854.

If you hold your shares in street name, you should contact Broadridge Investor Communication Solutions, Inc., Householding Department, 51 Mercedes Way, Edgewood, NY 11717 or by calling 1-866-540-7095 to request that only a single copy of the proxy statement be mailed in the **future**.


Cost of Solicitation

Delta will pay the cost of soliciting proxies. We have retained Innisfree to solicit proxies, by telephone, in person or by mail, for a fee of $25,000 plus certain expenses. In addition, certain Delta officers and employees, who will receive no compensation for their services other than their regular salaries, may solicit proxies.

Delta will also reimburse banks, brokers and other nominees for their costs in forwarding proxy materials to beneficial owners of Delta stock. Other proxy solicitation expenses that we will pay include those for preparing, mailing, returning and tabulating the proxies.

Delinquent Section 16(a) Reports

Section 16(a) of the 1934 Act and related regulations require our directors, executive officers, and persons who own more than 10% of a registered class of our equity securities to file reports of ownership and changes in ownership with the SEC. To assist with these required reports, we have established procedures whereby we receive relevant information regarding the transactions of our directors and executive officers in our equity securities and we prepare and file the ownership reports on their behalf.

We have reviewed all ownership reports filed electronically with the SEC since January 1, 2024. Based on that review and on written information given to us by our directors and executive officers, we believe that all such required reports for our directors and executive officers were filed on a timely basis under Section 16(a), except for a Form 4 for Ms. Joanne D. Smith filed late on November 22, 2024 due to an administrative error with respect to a sale of Delta shares by Ms. Smith that occurred on November 7, 2024.

Submission of Shareholder Proposals

To be considered for inclusion in our proxy statement for the 2026 annual meeting, shareholder proposals other than a director nomination must comply with the requirements under SEC Rule 14a-8 and must be submitted in writing and received by us no later than 5:00 p.m., local time, on January 9, 2026, at the following address:

> Delta Air Lines, Inc.
> Department 981
> 1030 Delta Boulevard
> Atlanta, Georgia 30354
> Attention: Corporate Secretary

Under certain circumstances, shareholders may also submit nominations for directors for inclusion in our proxy materials by complying with the requirements in Article II, Section 9 of our Bylaws. Director nominations to be considered for inclusion in proxy materials for the 2026 annual meeting under Article II, Section 9 of our Bylaws must be received by us at the address above no earlier than December 10, 2025 and no later than January 9, 2026.

In addition, a shareholder may only bring business before the 2026 annual meeting, other than a proposal included in the proxy statement, or may submit nominations for directors, if the shareholder complies with the requirements specified in Article II, Section 8 of our Bylaws.

The requirements include:

› providing written notice that is received by Delta's Corporate Secretary between February 19, 2026 and March 21, 2026 (subject to adjustment if the date of the 2026 annual meeting is moved by more than 30 days, as provided in Article II, Section 8(b) of the Bylaws); and

› supplying the additional information listed in Article II, Section 8(b) of the Bylaws.

In addition to satisfying the foregoing requirements under our Bylaws, to comply with the universal proxy rules of the SEC, shareholders who intend to solicit proxies in support of director nominees other than Delta's nominees must provide notice that sets forth the information required by Rule 14a-19 under the 1934 Act, in addition to the information required under our Bylaws, no later than April 20, 2026. However, this date does not supersede any of the requirements or timing required by our Bylaws.

A proxy granted by a shareholder will give discretionary authority to the proxies to vote on any matters introduced pursuant to the notice provision in our Bylaws, subject to applicable SEC rules.

Delta's Bylaws are available at **http://ir.delta.com/governance/**.

The Corporate Governance Committee evaluates potential nominees for director suggested by shareholders on the same basis as all other potential nominees. To recommend a potential nominee, you may:

› e-mail *nonmgmt.directors@delta.com* **or**

› send a letter addressed to Delta's Law Department at Delta Air Lines, Inc., Department 981, 1030 Delta Boulevard, Atlanta, Georgia 30354, Attention: *Corporate Secretary.*

Each potential nominee is reviewed by the Committee, which decides whether to recommend a candidate for consideration by the full Board.

Disclaimers

Statements in this proxy statement that are not historical facts, including statements about our estimates, expectations, beliefs, intentions, projections or strategies for the future, may be "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from historical experience or our present expectations. We describe known material risks and uncertainties applicable to Delta that could cause actual results and events to differ materially in our most recently filed periodic reports on Form 10-K, Form 10-Q and subsequent filings, including under the heading "Risk Factors." All forward-looking statements speak only as of the date made, and we undertake no obligation to publicly update or revise any forward-looking statements to reflect events or circumstances that may arise after the date of this report except as required by law.

Website links included in this proxy statement are for convenience only. The content of any website link and the materials and reports available on or through them are not incorporated by reference into this proxy statement and do not constitute a part of this proxy statement.

Supplemental Information about Financial Measures

We sometimes use information (non-GAAP financial measures) that is derived from the Consolidated Financial Statements, but that is not presented in accordance with accounting principles generally accepted in the U.S. (GAAP). Under SEC rules, non-GAAP financial measures may be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results.

Included below are reconciliations of non-GAAP measures used within this proxy statement to the most directly comparable GAAP financial measures. Reconciliations below may not calculate exactly due to rounding.

Pre-Tax Income

The following reconciliations include certain adjustments to GAAP measures that are made to provide comparability between the reported periods, if applicable, and for the reasons indicated below:

> *MTM adjustments on investments.* Mark-to-market (MTM) adjustments are defined as fair value changes recorded in periods other than the settlement period. Unrealized gains/losses result from our equity investments that are accounted for at fair value in non-operating expense. The gains/losses are driven by changes in stock prices, foreign currency fluctuations and other valuation techniques for investments in certain companies, particularly those without publicly-traded shares. Adjusting for these gains/losses allows investors to better understand and analyze our core operational performance in the periods shown.

> *MTM adjustments and settlements on hedges.* MTM fair value changes are not necessarily indicative of the actual settlement value of the underlying hedge in the contract settlement period. Settlements represent cash received or paid on hedge contracts settled during the applicable period.

> *Loss on extinguishment of debt.* This adjustment relates to early termination of a portion of our debt. Adjusting for these losses

allows investors to better understand and analyze our core operational performance in the periods shown.

> *Realized gain on sale of investments.* This adjustment relates to gains on the sale of investments generated in adjusted results that had previously been included in GAAP results. During 2024, we sold our investment in CLEAR. Adjusting for this gain allows investors to better understand and analyze our core operational performance in the periods shown.

> *One-time pilot agreement expenses.* In the March 2023 quarter, Delta pilots ratified a new four-year Pilot Working Agreement effective January 1, 2023. The agreement included a provision for a one-time payment made upon ratification in the March 2023 quarter of $735 million. Additionally, we recorded adjustments to other benefit-related items of approximately $130 million. Adjusting for these expenses allows investors to better understand and analyze our core cost performance.

Reconciliation

(in millions)	Year Ended	
	December 31, 2024	December 31, 2023
Pre-Tax Income	$ 4,658	$ 5,608
Adjusted for:		
MTM adjustments on investments	319	(1,263)
MTM adjustments and settlements on hedges	21	(52)
Loss on extinguishment of debt	39	63
Realized gain on sale of investments	164	-
One-time pilot agreement expenses	-	864
Pre-Tax Income, adjusted	$ 5,201	$ 5,220

Free Cash Flow

We present free cash flow because management believes this metric is helpful to investors to evaluate the company's ability to generate cash that is available for use for debt service or general corporate initiatives. Free cash flow is also used internally as a component of our incentive compensation program. Free cash flow is defined as net cash from operating activities and net cash from investing activities, adjusted for (i) net redemptions of short-term investments, (ii) net cash flows related to certain airport construction projects and other, (iii) strategic investments and related, (iv) financed aircraft acquisitions and (v) pilot agreement payment. These adjustments are made for the following reasons:

› *Net redemptions of short-term investments.* Net redemptions of short-term investments represent the net purchase and sale activity of investments and marketable securities in the period, including gains and losses. We adjust for this activity to provide investors a better understanding of the company's free cash flow generated by our operations.

› *Net cash flows related to certain airport construction projects and other.* Cash flows related to certain airport construction projects are included in our GAAP operating activities and capital expenditures. We have adjusted for these items, which were primarily funded by cash restricted for airport construction, to provide investors a better understanding of the company's free cash flow and capital expenditures that are core to our operations in the periods shown.

› S*trategic investments and related.* Certain cash flows related to our investments in and related transactions with other airlines

are included in our GAAP investing activities. We adjust for this activity because it provides a more meaningful comparison to our airline industry peers.

› *Financed aircraft acquisitions.* This adjustment reflects aircraft deliveries that are leased as capital expenditures. The adjustment is based on their original contractual purchase price or an estimate of the aircraft's fair value and provides a more meaningful view of our investing activities.

› *Pilot agreement payment.* In 2023, Delta pilots ratified a new four-year Pilot Working Agreement effective January 1, 2023. The agreement included a provision for a one-time payment upon ratification of $735 million. We adjust for this item to provide investors a better understanding of our recurring free cash flow generated by our operations.

Reconciliation

(in millions)	Year Ended	
	December 31, 2024	December 31, 2023
Net cash provided by operating activities:	$ 8,025	$ 6,464
Net cash used in investing activities:	(3,739)	(3,148)
Adjusted for:		
Net redemptions of short-term investments	(1,137)	(2,235)
Net cash flows related to certain airport construction projects and other	276	496
Strategic investments and related	-	152
Financed aircraft acquisitions	-	(461)
Pilot agreement payment	-	735
Free cash flow	$ 3,424	$ 2,003



Operating Cash Flow, Adjusted

We present operating cash flow, adjusted because management believes adjusting for the following item provides a more meaningful measure for investors:

› *Net cash flows related to certain airport construction projects and other.* Cash flows related to certain airport construction projects are included in our GAAP operating activities. We have adjusted for these items, which were primarily funded by cash restricted for airport construction, to provide investors a better understanding of the company's operating cash flow that is core to our operations in the periods shown.

Reconciliation

(in millions)	Year Ended
	December 31, 2024
Net cash provided by operating activities	$ 8,025
Adjusted for:	
Net cash flows related to certain airport construction projects and other	(31)
Net cash provided by operating activities, adjusted	$ 7,994

Gross Capital Expenditures

We adjust capital expenditures for the following items to determine gross capital expenditures for the reason described below:

› *Net cash flows related to certain airport construction projects.* Cash flows related to certain airport construction projects are included in capital expenditures. We adjust for these items because management believes investors should be informed that a portion of these capital expenditures from airport construction projects are either funded with restricted cash specific to these projects or reimbursed by a third party.

Reconciliation

(in millions)	Year Ended
	December 31, 2024
Flight equipment, including advance payments	$ 3,914
Ground property and equipment, including technology	1,226
Adjusted for:	
Net cash flows related to certain airport construction projects	(306)
Net cash provided by operating activities, adjusted	$ 4,834

APPENDIX A

DELTA AIR LINES, INC.
PERFORMANCE COMPENSATION PLAN
(as amended and restated effective June 19, 2025)

Delta Air Lines, Inc. originally established, effective as of April 30, 2007, the Delta Air Lines, Inc. 2007 Performance Compensation Plan, which was amended, restated and renamed, the Delta Air Lines, Inc. Performance Compensation Plan (the "Plan"), effective as of June 10, 2016. The Plan is hereby amended and restated, effective as of June 19, 2025, subject to approval by the Company's shareholders.

Section 1. Purpose. The purpose of the Plan is to enhance the incentive of those employees, members of the Board and other individuals who are expected to contribute significantly to the success of the Company and its Affiliates in achieving the Company's short-term and long-term objectives and, in general, to further the best interests of the Company and its shareowners.

Section 2. Definitions. As used in the Plan, the following terms shall have the meanings set forth below:

(a) **"Act"** means the Securities Exchange Act of 1934, as amended from time to time, and includes the applicable regulations promulgated thereunder.

(b) **"Affiliate"** means any entity that, directly or indirectly, controls or is controlled by or under common control with the Company.

(c) **"Award"** Option, Stock Appreciation Right, Restricted Stock, Restricted Stock Unit, Performance Award or Other Stock-Based Award granted under the Plan, which may be denominated or settled in Shares, cash or in such other forms as provided for herein.

(d) **"Award Agreement"** means any agreement, contract or other instrument or document evidencing any Award granted under the Plan, which may, but need not, be executed or acknowledged by a Participant, as determined by the Committee.

(e) **"Board"** means the board of directors of the Company.

(f) **"Cause"** unless otherwise provided in an applicable Award Agreement, means a Participant's:

(i) continued, substantial failure to perform his duties with the Company or an Affiliate (other than any such failure resulting from incapacity due to physical or mental illness) after a written demand for substantial performance is delivered to the Participant which identifies the manner in which the Company or an Affiliate believes that the Participant has not performed his duties;

(ii) misconduct which is economically injurious to the Company or to any Affiliate;

(iii) conviction of, or plea of guilty or no contest to, a felony or any other crime involving moral turpitude, fraud, theft, embezzlement or dishonesty; or

(iv) material violation of any material Company or Affiliate policy or rule regarding conduct, which policy or rule has been communicated in writing to the Participant.

A Participant shall have at least 10 business days to cure, if curable, any of the events (other than clause (iii)) which could lead to his termination for Cause. For any Participant who is an Executive Vice President or more senior executive of the Company, a termination for Cause must be approved by a two-thirds vote of the entire Board.

(g) **"Change in Control"** unless otherwise provided in the applicable Award Agreement, means the occurrence of:

(i) any "person" (as defined in Section 13(d) of the Act) other than the Company, its Affiliates or an employee benefit plan or trust maintained by the Company or its Affiliates, becoming the "beneficial owner" (as defined in Rule 13d-3 under the Act), directly or indirectly, of more than 35% of the combined voting power of the Company's then outstanding Voting Stock (excluding any "person" who becomes such a beneficial owner in connection with a transaction described in clause (A) of paragraph (iii) below), unless such person acquires beneficial ownership of more than 35% of the combined voting power of the Company's Voting Stock then outstanding solely as a result of an acquisition of Company Voting Stock by the Company which, by reducing the Company Voting Stock outstanding, increases the proportionate Company Voting Stock beneficially owned by such person to more than 35% of the combined voting power of the Company's Voting Stock then outstanding; _provided_, that if a person shall become the beneficial owner of more than 35% of the combined voting power of the Company's Voting Stock then outstanding by reason of such Voting Stock acquisition by the Company and shall thereafter become the beneficial owner of any additional Company Voting Stock which causes the proportionate voting power of such Company Voting Stock beneficially owned by such person to increase to more than 35% of the combined voting power of such Voting Stock then outstanding, such person shall, upon becoming the beneficial owner of such additional Company Voting Stock, be deemed to have become the beneficial owner of more than 35% of the combined voting power of the Company's Voting Stock then outstanding other than solely as a result of such Voting Stock acquisition by the Company;

(ii) at any time during a period of 12 consecutive months individuals who at the beginning of such period constituted the Board (and any new member of the Board, whose election by the Board or nomination for election by the Company's shareowners was approved by a vote of at least two-thirds of the members of the Board then still in office who either were members of the Board at the beginning of the period or whose election or nomination for election was so approved), cease for any reason to constitute a majority of members then constituting the Board; or

(iii) the consummation of (A) a reorganization, merger or consolidation of the Company or any direct or indirect subsidiary of the Company with any other corporation, other than a reorganization, merger or consolidation which results in the Company's Voting Stock outstanding immediately prior to such merger or consolidation continuing to represent (either by remaining outstanding or being converted into Voting Stock of the surviving entity or any parent thereof) more than 65% of the voting power of the Voting Stock or the total fair market value of the securities of the Company or such surviving entity or any parent thereof outstanding immediately after such merger or consolidation, or (B) any sale, lease, exchange or other transfer (in one transaction or a series of transactions) of assets of the Company having a total gross fair market value equal to more than 40% of the total gross Fair Market Value of all assets of the Company immediately prior to such transaction or transactions other than any such sale to an Affiliate.

Notwithstanding the foregoing, in no event shall a Change in Control be deemed to have occurred with respect to a Participant if the Participant is part of a "group," within the meaning of Section 13(d)(3) of the Act, which consummates the Change in Control transaction. In addition, for purposes of the definition of Change in Control, a person engaged in business as an underwriter of securities shall not be deemed to be the beneficial owner of, or to beneficially own, any securities acquired through such person's participation in good faith in a firm commitment underwriting until the expiration of 40 days after the date of such acquisition.

(h) **"Code"** means the Internal Revenue Code of 1986, as amended from time to time, and includes the applicable regulations promulgated thereunder.

(i) **"Committee"** means the Personnel and Compensation Committee of the Board, or such other committee as may be designated by the Board. If the Board does not designate the Committee, references herein to the "Committee" shall refer to the Board.

(j) **"Company"** means Delta Air Lines, Inc. or any successor thereto.

(k) **"Disability"** means long-term or permanent disability as determined under the disability plan of the Company or Affiliate applicable to the Participant.

(l) **"Fair Market Value"** means with respect to Shares, the closing price of a Share on the date in question (or, if there is no reported sale on such date, on the last preceding date on which any reported sale occurred) on the principal stock exchange on which the Shares trade or are quoted, or if Shares are not so listed or quoted, fair market value as determined by the Committee, and with respect to any property other than Shares, the fair market value of such property determined by such methods or procedures as shall be established from time to time by the Committee.

(m) **"Good Reason,"** unless otherwise provided in an applicable Award Agreement, means either:

(i) Except as provided in clause (ii) below in connection with a Change in Control, any of the following which occur without a Participant's express written consent:

(A) in the case of a Participant who is an Executive Vice President or more senior executive of the Company, a material diminution of such Participant's authorities, duties or responsibilities, other than an insubstantial and inadvertent act that is promptly remedied by the Company after written notice by such Participant to the Chief Executive Officer of the Company;

(B) the Participant's office is relocated by more than 50 miles;

(C) a material reduction of Participant's base salary or target annual bonus opportunities, in either case other than pursuant to a uniform percentage salary or target annual bonus reduction for similarly situated Participants; or

(D) a material breach by the Company or an Affiliate of any binding obligation to the Participant relating to a material term of the Participant's employment, including, but not limited to, indemnification or the terms of an Award hereunder, or any failure of a successor to the Company to assume and agree to perform such obligation; or

(ii) any of the following which occur without a Participant's express written consent during the two-year period following a Change in Control:

(A) a material diminution of the Participant's authorities, duties or responsibilities, other than an insubstantial and inadvertent act that is promptly remedied by the Company or an Affiliate after written notice by such Participant to the Chief Executive Officer of the Company;

(B) the Participant's office is relocated by more than 50 miles;

(C) a material reduction of Participant's base salary or target annual bonus opportunities, in either case other than pursuant to a uniform percentage salary or target annual bonus reduction for similarly situated Participants; or

(D) a material breach by the Company or an Affiliate of any binding obligation to the Participant relating to a material term of the Participant's employment, including, but not limited to, indemnification or the terms of an Award hereunder, or any failure of a successor to the Company to assume and agree to perform such obligation.

Notwithstanding the foregoing, (1) as to any Participant, an event described in Section 2(m)(i) or (ii) above shall constitute Good Reason only if such Participant gives the Company written notice of intent to resign and the reasons therefor within 90 days of the occurrence of such event, unless the Committee agrees otherwise and (2) no event described in Section 2(m)(i) or (ii) above that is curable shall constitute Good Reason if such event is cured by the Company or an Affiliate within 30 days of the Participant's notice, given in accordance with clause (1) above.

(n) **"Incentive Stock Option"** means an Option representing the right to purchase Shares from the Company, granted under and in accordance with the terms of Section 6, that (i) meets the requirements of Section 422 of the Code, or any successor provision thereto and (ii) is designated by the Committee as an Incentive Stock Option.

(o) **"Non-Qualified Stock Option"** means an Option representing the right to purchase Shares from the Company, granted under and in accordance with the terms of Section 6, that is not an Incentive Stock Option.

(p) **"Option"** means an Incentive Stock Option or a Non-Qualified Stock Option.

(q) **"Other Stock-Based Award"** means an Award granted pursuant to Section 10.

(r) **"Participant"** means the recipient of an Award granted under the Plan.

(s) **"Performance Award"** means an Award granted pursuant to Section 9.

(t) **"Performance Restricted Stock Units"** or **"PRSU"** is a type of Performance Award granted pursuant to Section 9 hereof that is denominated in Shares. For the avoidance of doubt, Performance Restricted Stock Units are not an Award granted under Section 8.

(u) **"Performance Period"** means the period (not less than one year) established by the Committee at the time any Performance Award is granted or at any time thereafter during which any performance goals specified by the Committee with respect to such Award are measured.

(v) **"Plan"** means the Delta Air Lines, Inc. Performance Compensation Plan, as the same may be amended or restated from time to time, including any appendices hereto.

(w) **"Restricted Stock"** means any Share granted under Section 8.

(x) **"RSU" or "Restricted Stock Unit"** means a contractual right granted under Section 8 that is denominated in Shares. Each Unit shall represent a right to receive the value of one Share (or a percentage of such value) upon the terms and conditions set forth in the Plan and the applicable Award Agreement. Awards of Restricted Stock Units may include the right to receive dividend equivalents, subject to Section 12(d).

(y) **"Retirement"** means a Termination of Employment (other than for Cause or death) (i) on or after a Participant's 52nd birthday *provided* that such Participant has completed at least 10 years of service since his or her most recent hire date with the Company or an Affiliate or (ii) on or after the date that a Participant has completed at least 25 years of service regardless of the Participant's age *provided* that such Participant has completed at least 10 years of consecutive service since his or her most recent hire date with the Company or an Affiliate.

(z) **"SAR" or "Stock Appreciation Right"** means any right granted to a Participant pursuant to Section 7 to receive, upon exercise by the Participant, the excess of (i) the Fair Market Value of one Share on the date of exercise over (ii) the grant price of the right as specified by the Committee in its discretion, which, except in the case of Substitute Awards or in connection with an adjustment provided in Section 5(e), shall not be less than the Fair Market Value of one Share on the date of grant of the right.

(aa) **"Shares"** means shares of the common stock of the Company, par value $0.0001 per share.

(bb) **"Substitute Awards"** means awards granted in assumption of, or in substitution for, outstanding awards previously granted by a company acquired by the Company or an Affiliate or with which the Company or an Affiliate combines.

(cc) **"Termination of Employment"** means, in the case of a Participant who is an employee of the Company or any of its Affiliates, cessation of the employment relationship such that the Participant is no longer an employee of the Company or an Affiliate, or, in the case of a Participant who is an independent contractor, the date the performance of services for the Company or an Affiliate has ended; *provided*, *however*, that in the case of an employee, the transfer of employment from the Company to an Affiliate, from an Affiliate to the Company, from one Affiliate to another Affiliate or, unless the Committee determines otherwise, the cessation of employee status but the continuation of the performance of services for the Company or an Affiliate as an independent contractor shall not be deemed a Termination of Employment and, in the case of an independent contractor, performance of services as an employee shall not be deemed a termination of service that would constitute a Termination of Employment; and *provided*, *further*, that a Termination of Employment will be deemed to occur for a Participant employed by an Affiliate when an Affiliate ceases to be an Affiliate unless such Participant's employment continues with the Company or another Affiliate.

(dd) **"Vesting Period"** means with respect to an Award the period designated by the terms of the Plan or the applicable Award Agreement as the period over which services generally must be performed by the Participant receiving such Award for such Award to be 100% vested and nonforfeitable.

(ee) **"Voting Stock"** means securities entitled to vote generally in the election of members of the board of directors.

Section 3. Eligibility.

(a) **Scope.** Any employee, member of the Board, consultant or other advisor of, or any other individual who provides services to, the Company or any Affiliate or any other entity in which the Company has a significant equity interest, shall be eligible to be selected to receive an Award under the Plan.

(b) **Substitute Awards.** Holders of options and other types of awards granted by a company acquired by the Company or an Affiliate or with which the Company or an Affiliate combines are eligible for grant of Substitute Awards hereunder.

Section 4. Administration.

(a) **The Committee.** The Plan shall be administered by the Committee. The Committee shall be appointed by the Board. The Board may designate one or more directors as alternate members of the Committee who may replace any absent or disqualified member at any meeting of the Committee. To the extent permitted by applicable law, the Committee may delegate its authority to exercise all duties and responsibilities under the Plan, including those listed in Section 4(b) below, to any individual, group of individuals or committee except that any such delegation shall not be applicable to any Award for a person then covered by Section 16 of the Act. The Committee may issue rules and regulations for the administration of the Plan. The Committee shall meet at such times and places as it may determine.

(b) **Power and Authority.** Subject to the terms of the Plan and applicable law, the Committee (or its delegate) shall have sole and absolute authority and discretion to: (i) designate Participants; (ii) determine the type or types of Awards (including Substitute Awards) to be granted to each Participant under the Plan; (iii) determine the number of Shares to be covered by (or with respect to which payments, rights, or other matters are to be calculated in connection with) Awards; (iv) determine the terms and conditions of any Award; (v) determine whether, to what extent, and under what circumstances Awards may be settled or exercised in cash, Shares, other securities, or other Awards, or canceled, forfeited or suspended, and the method or methods by which Awards may be settled, exercised, canceled, forfeited or suspended; (vi) determine whether, to what extent, and under what circumstances cash, Shares, other securities, other Awards, and other amounts payable with respect to an Award under the Plan shall be deferred either automatically or at the election of the holder thereof or of the Committee; (vii) interpret and administer the Plan and any instrument or agreement relating to, or Award made under, the Plan; (viii) establish, amend, suspend or waive such rules and regulations and appoint such agents as it shall deem appropriate for the proper administration of the Plan; and (ix) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the Plan.

(c) **All Decisions Binding.** All decisions of the Committee shall be final, conclusive and binding upon all parties, including the Company, the shareowners and the Participants unless a court of competent jurisdiction determines that such decision was arbitrary and capricious.

(d) **The Board**. Not with standing anything contained in the Plan to the contrary, the Board may, in its sole discretion, at any time and from time to time, grant Awards or administer the Plan. In any such case, the Board shall have all the authority and responsibility granted to the Committee under the Plan and all references to the Committee shall be deemed references to the Board.

Section 5. Shares Available for Awards and Award Limitations.

(a) **Shares Available.** Subject to adjustment as provided in Section 5(e), effective June 19, 2025, the maximum number of Shares available for distribution under the Plan will not exceed the aggregate of:

(i) 9,600,000 Shares;

(ii) the number of Shares previously authorized for Awards under the Plan but not reserved for outstanding Awards as of the date the Plan as amended and restated is approved by the Company's shareholders; and

(iii) any Shares corresponding to Awards under the Plan that are forfeited after the date the amended and restated Plan is approved by the Company's shareholders.

(b) **Limitations on Awards.** Notwithstanding the foregoing and subject to adjustment as provided in Section 5(e):

(i) Except as provided in Section 5(b)(ii) with respect to non-employee members of the Board, no Participant may receive under the Plan in any calendar year (1) Options and SARs that relate to more than 2,000,000 Shares; (2) Restricted Stock and RSUs that relate to more than 1,000,000 Shares; or (3) Performance Awards or Other Stock-Based Awards that relate to more than 1,500,000 Shares; and the maximum amount that may be paid in a calendar year in respect of an annual Award denominated in cash or value other than Shares with respect to any Participant shall be $10,000,000, and the maximum amount of a long-term incentive Award denominated in cash shall be $10,000,000 multiplied by the number of years included in any applicable Performance Period(s) relating to such Awards; and

(ii) the maximum grant date Fair Market Value of any Awards that may be granted to a Participant who is a non-employee member of the Board in any calendar year shall be $1,000,000.

For the avoidance of doubt, an Award of Performance Restricted Stock Units is a type of Performance Award and subject to the limitation set forth in Section 5(b)(i)(3) above.

(c) **Share Counting.** Any Shares subject to an Award (but not including any Substitute Award), that expires, is cancelled, forfeited, or otherwise terminates without the delivery of Shares shall again be, or shall become, available for distribution under the Plan; _provided_, _however_, that (i) any Shares tendered in payment of an Option; (ii) Shares withheld by the Company (or tendered by the Participant) to satisfy any tax withholding obligation with respect to the exercise of an Option or SAR; or (iii) Shares covered by a stock-settled SAR that were not issued upon the settlement of the Award, shall not again be available for distribution under the Plan.

(d) **Type of Shares.** Any Shares delivered pursuant to an Award may consist, in whole or in part, of authorized and unissued Shares or Shares acquired by the Company.

(e) **Effect of Certain Changes.** In the event that any dividend or other distribution (whether in the form of cash, Shares or other securities), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of Shares or other securities of the Company, issuance of warrants or other rights to purchase Shares or other securities of the Company, or other similar corporate transaction or event affects the Shares such that an adjustment is appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, then the Committee shall adjust equitably any or all of (i) the number and type of Shares (or other securities) which thereafter may be made the subject of Awards, including the aggregate and individual limits specified in Section 5(a) and 5(b); (ii) the number and type of Shares (or other securities) subject to outstanding Awards; and (iii) the grant, purchase, or exercise price with respect to any Award or, if deemed appropriate, make provision for a cash payment to the holder of an outstanding Award; _provided, however,_ that the number of Shares subject to any Award denominated in Shares shall always be a whole number.

(f) **Effect of Substitute Awards.** Shares underlying Substitute Awards shall not reduce the number of Shares remaining available for distribution under the Plan.

Section 6. Options.

(a) **Options Generally.** The Committee is authorized to grant Options to Participants with the following terms and conditions and with such additional terms and conditions, in either case consistent with the provisions of the Plan, as the Committee shall determine.

(b) **Exercise Price.** The exercise price per Share under an Option shall be determined by the Committee; _provided_, _however_, that, except in the case of Substitute Awards, such exercise price shall not be less than the Fair Market Value of a Share on the date of grant of such Option.

(c) **Term.** The term of each Option shall be fixed by the Committee but shall not exceed 10 years from the date of grant thereof.

(d) **Vesting and Exercisability.** Subject to Section 12(c), the Committee shall determine the time or times at which an Option may be exercised in whole or in part with such time or times to be specified in the Award Agreement for the Option.

(e) **Payment of Exercise Price.** The Committee shall determine the method or methods, including broker-assisted cashless exercise, by which, and the form or forms, including, without limitation, cash, Shares, other Awards, or any combination thereof, having a Fair Market Value on the exercise date equal to the relevant exercise price, in which, payment of the exercise price with respect thereto may be made or deemed to have been made.

(f) **Incentive Stock Options.** The terms of any Incentive Stock Option granted under the Plan shall comply in all respects with the provisions of Section 422 of the Code, or any successor provision thereto, and any regulations promulgated thereunder.

(g) **Dividends.** No dividends or dividend equivalents shall be paid or accrued with respect to Options.

Section 7. Stock Appreciation Rights.

(a) **SARs Generally.** The Committee is authorized to grant SARs to Participants with such terms and conditions as the Committee shall determine consistent with the provisions of the Plan.

(b) **Grants.** SARs may be granted to Participants either alone (**"freestanding"**) or in addition to other Awards granted under the Plan (**"tandem"**) and may, but need not, relate to a specific Option granted under Section 6.

(c) **Tandem SARs.** Any tandem SAR related to an Option may be granted at the same time such Option is granted or at any time thereafter before exercise or expiration of such Option. In the case of any tandem SAR related to any Option, the SAR or applicable portion thereof shall not be exercisable until the related Option or applicable portion thereof is exercisable and shall terminate and no longer be exercisable upon the termination or exercise of the related Option, except that a SAR granted with respect to less than the full number of Shares covered by a related Option shall not be reduced until the exercise or termination of the related Option exceeds the number of Shares not covered by the SAR. Any Option related to any tandem SAR shall no longer be exercisable to the extent the related SAR has been exercised.

(d) **Term.** A freestanding SAR shall not have a term of greater than 10 years from the date of grant thereof, or, unless it is a Substitute Award, an exercise price less than 100% of Fair Market Value of the Share on the date of grant.

(e) **Dividends.** No dividends or dividend equivalents shall be paid or accrued with respect to SARs.

Section 8. Restricted Stock and Restricted Stock Units.

(a) **Restricted Stock and RSUs Generally.** The Committee is authorized to grant Awards of Restricted Stock and RSUs to Participants with such terms and conditions as the Committee shall determine consistent with the provisions of the Plan.

(b) **Restrictions.** Shares of Restricted Stock and RSUs shall be subject to such restrictions as the Committee may impose (including, without limitation, any limitation on the right to vote a Share of Restricted Stock or the right to receive any dividend or other right), which restrictions may lapse or be waived by the Committee separately or in combination at such time or times, in such installments or otherwise, as the Committee may deem appropriate, subject to limitations set forth in Sections 12(c) and 12(d) of the Plan.

(c) **Evidence of Award.** Any share of Restricted Stock may be evidenced in such manner as the Committee may deem appropriate including, without limitation, book-entry registration or issuance of a stock certificate or certificates. In the event any stock certificate is issued in respect of shares of Restricted Stock, such certificate shall be registered in the name of the Participant and shall bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Restricted Stock.

Section 9. Performance Awards.

(a) **Performance Awards Generally.** The Committee is authorized to grant Performance Awards to Participants with such terms and conditions as the Committee shall determine consistent with the provisions of the Plan. Performance Awards may be denominated as a cash amount, number of Shares, or a combination thereof and are Awards which may be earned upon the achievement or satisfaction of performance conditions specified by the Committee. Performance Restricted Stock Units are a type of Performance Awards denominated in Shares.

(b) **Performance Goals.** The Committee may, but is not required to, use such business criteria and other measures of performance as it may deem appropriate in establishing any performance conditions. Subject to the terms of the Plan, the performance goals to be achieved during any Performance Period, the length of any Performance Period, the amount of any Performance Award granted and the amount of any payment or transfer to be made pursuant to any Performance Award shall be determined by the Committee. The performance goals may be based on one or more of the following:

(i) any of the following financial measures: revenue per available seat mile; cost per available seat mile; total shareowner return; return on equity, assets, capital or investment; operating, pre-tax or net income levels expressed in either absolute dollars, earnings per share, or changes of the same; the market price of Shares; economic or cash value added; capitalization; net or operating profit margin; revenues or revenue growth; expenses; cash flow; operating cash flow or liquidity; or earnings before interest, taxes, depreciation, amortization and aircraft rent;

(ii) the results of employee satisfaction surveys;

(iii) the results of customer satisfaction surveys; and

(iv) other measures of operational performance (including, without limitation, U.S. Department of Transportation performance rankings in operational areas), quality, safety, productivity or process improvement.

Performance criteria may be measured on an absolute (e.g., plan or budget) or relative basis. Relative performance may be measured against a group of peer companies, a financial market index, or other acceptable objective and quantifiable indices.

Any performance criteria may include or exclude the impact, if any, on reported financial results of any of the following events that occurs during a Performance Period: (A) asset write-downs; (B) litigation or claim judgments or settlements; (C) changes in tax laws, accounting principles or other laws or regulations; (D) reorganization or restructuring programs; (E) acquisitions or divestitures; (F) foreign exchange gains and losses; or (G) gains and losses that are treated as unusual or nonrecurring items under Accounting Standards Codification Topic 225.

(c) **Adjustments to Performance Goals.** If the Committee determines, in its discretion, that external changes or other unanticipated business conditions have materially affected the fairness of the performance goals, then the Committee may approve appropriate adjustments to the performance goals (either up or down) in whole or in part. Performance measures may vary from Performance Award to Performance Award, respectively, and from Participant to Participant, and may be established on a stand-alone basis, in tandem or in the alternative.

(d) **Settlement of Performance Awards; Other Terms.** Settlement of Performance Awards shall be in cash, Shares, other Awards or other property, or a combination thereof, in the discretion of the Committee, as may be specified in the applicable Award Agreement or as otherwise may be determined by the Committee. Performance Awards will be distributed only after the end of the relevant Performance Period. The Committee may, in its discretion, increase or reduce the amount of a settlement otherwise to be made in connection with such Performance Awards.

Section 10. Other Stock-Based Awards.

(a) **Other Stock-Based Awards Generally.** The Committee is authorized to grant Other Stock-Based Awards to Participants with terms and conditions as the Committee shall determine consistent with the provisions of the Plan.

(b) ***Denomination; Purchase Rights.*** The Committee is authorized, subject to limitations under applicable law, to grant to Participants such other Awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, Shares or factors that may influence the value of Shares, including, without limitation, convertible or exchangeable debt securities, other rights convertible or exchangeable into Shares, purchase rights for Shares, Awards with value and payment contingent upon performance of the Company or business units thereof or any other factors designated by the Committee. Shares delivered pursuant to an Award in the nature of a purchase right granted under this Section 10 shall be purchased for such consideration, paid for at such times, by such methods, and in such forms, including, without limitation, cash, Shares, other Awards, notes, or other property, as the Committee shall determine. Cash Awards, as stand-alone Awards or as an element of or supplement to any other Award under the Plan, may also be granted pursuant to this Section 10.

Section 11. Effect of Termination of Employment and a Change in Control on Awards. At the time of grant of an Award the Committee shall provide, by rule or regulation or in any Award Agreement, or may determine at any time in any individual case, the circumstances in which Awards shall be exercised, vested, paid or forfeited in the event a Participant ceases to provide service to the Company or any Affiliate or in the event of a Change in Control prior to the end of a Performance Period or exercise or settlement of such Award.

Section 12. General Provisions Applicable to Awards.

(a) ***Restrictive Covenants.*** The Committee may impose such restrictions on any Award with respect to non-competition, non-solicitation, confidentiality and other conduct as it deems necessary or appropriate in its discretion.

(b) ***Configuration of Awards.*** Awards may, in the discretion of the Committee, be granted either alone or in addition to or in tandem with any other Award or any award granted under any other plan of the Company. Awards granted in addition to or in tandem with other Awards, or in addition to or in tandem with awards granted under any other plan of the Company, may be granted either at the same time as or at a different time from the grant of such other Awards or awards. Awards may be granted for no cash consideration or for such minimal cash consideration as may be required by applicable law.

(c) ***Minimum Vesting Periods.*** Notwithstanding any other provision of the Plan to the contrary, Awards under the Plan shall vest or become exercisable no sooner than one year following the date of the grant of such Award, except for (i) substitute awards granted in connection with awards that are assumed, converted or substituted pursuant to a merger, acquisition or similar transaction entered into by the Company or any of its subsidiaries, (ii) shares of common stock delivered in lieu of fully vested cash obligations, and (iii) awards to non-employee members of the Board that vest on the earlier of the one year anniversary date of the grant and the next annual meeting of the shareholders which is at least 50 weeks after the immediately preceding year's annual meeting. Notwithstanding the foregoing, however, the Committee may, in its sole discretion, accelerate the vesting of an Award or otherwise lapse or waive this requirement upon the Participant's retirement, death, disability, involuntary termination of employment or a change in control. In addition, the Committee may grant Awards that are not subject to these minimum vesting requirements with respect to 5% or less of the maximum aggregate number of Shares available for issuance under the Plan (as may be adjusted in accordance with the terms hereof).

(d) ***Dividend/Dividend Equivalents.*** With respect to an Award that provides for, or includes a right to, dividends or dividend equivalents, if dividends are declared during the period that an Award is outstanding, such dividends (or dividend equivalents) will either (i) not be paid or credited with respect to such Award, or (ii) be accumulated but remain subject to vesting requirement(s) to the same extent as the applicable Award and will only be paid at the time or times such vesting requirement(s) are satisfied.

(e) ***Form of Payment.*** Subject to the terms of the Plan and the applicable Award Agreement, payments or transfers to be made by the Company upon the grant, exercise or payment of an Award may be made in the form of cash, Shares, other securities or other Awards, or any combination thereof, as determined by the Committee in its discretion at the time of grant or as of the time of such exercise or payment, and may be made in a single payment or transfer, in installments, or on a deferred basis, in each case in accordance with rules and procedures established by the Committee. Such rules and procedures may include, without limitation, provisions for the payment or crediting of reasonable interest on installment or deferred payments or the grant or crediting of dividend equivalents in respect of installment or deferred payments.

(f) ***Nontransferability.*** Except as may be permitted by the Committee or as specifically provided in an Award Agreement, (i) no Award and no right under any Award shall be assignable, alienable, pledgeable, saleable or transferable by a Participant otherwise than by will or pursuant to Section 12(g)and (ii) each Award, and each right under any Award, shall be exercisable during the Participant's lifetime only by the Participant or, if permissible under applicable law, by the Participant's guardian or legal representative. The provisions of this Section 12(f) shall not apply to any Award which has been fully exercised or paid, as the case may be, and shall not preclude forfeiture of an Award in accordance with the terms thereof.

(g) ***Participant's Death.*** Upon the death of a Participant, the beneficiary eligible to receive payments or other benefits or exercise rights that are available under the Plan at the Participant's death shall be the Participant's estate.

(h) ***Legended Certificates.*** All certificates for Shares and/or Shares or other securities delivered under the Plan pursuant to any Award or the exercise thereof shall be subject to such stop transfer orders and other restrictions as the Committee may deem advisable under the Plan or the rules, regulations, and other requirements of the Securities and Exchange Commission, any stock exchange upon which such Shares or other securities are then listed, and any applicable Federal or state securities laws, and the Committee may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions.

Section 13. Amendments and Termination.

(a) ***The Plan.*** Except to the extent prohibited by applicable law and unless otherwise expressly provided in an Award Agreement or in the Plan, the Board or the Committee may amend, alter, suspend, discontinue, or terminate the Plan or any portion thereof at any time; *provided*, *however*, that no such amendment, alteration, suspension, discontinuation or termination shall be made without (i) shareowner approval if such approval is required by the listed company rules of the stock exchange, if any, on which the Shares are principally traded or quoted or (ii) with respect to any affected Participant, the consent of such Participant if such action would adversely affect the rights of such Participant under any outstanding Award, except to the extent any such amendment, alteration, suspension, discontinuance or termination is made to cause the Plan to comply with applicable law, stock exchange rules and regulations or accounting or tax rules and regulations. Notwithstanding anything to the contrary herein, the Committee may amend the Plan in such manner as may be necessary to enable the Plan to achieve its stated purposes in any jurisdiction in a tax efficient manner and in compliance with local rules and regulations.

(b) ***Awards.*** The Committee may waive any conditions or rights under, amend any terms of, or amend, alter, suspend, discontinue or terminate, any Award theretofore granted, prospectively or retroactively, without the consent of any relevant Participant or holder or beneficiary of an Award; *provided*, *however*, that no such action shall adversely affect the rights of any affected Participant or holder or beneficiary (without such person's consent) under any Award theretofore granted under the Plan, except to the extent any such action is made to cause the Plan to comply with applicable law, stock exchange rules and regulations or accounting or tax rules and regulations.

(c) ***Certain Equitable Adjustments.*** The Committee shall be authorized to make adjustments in the terms and conditions of, and the criteria included in, Awards in recognition of events (including, without limitation, the events described in Section 5(d)) affecting the Company, or the financial statements of the Company, or of changes in applicable laws, regulations or accounting principles, whenever the Committee determines that such adjustments are appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan.

(d) ***Cancellation of Awards.*** Any provision of the Plan or any Award Agreement to the contrary notwithstanding, the Committee may cause any Award granted hereunder to be canceled in consideration of a cash payment or alternative Award made to the holder of such canceled Award equal in value to the Fair Market Value of such canceled Award as of the date of cancellation, except that this Section 13(d) shall not be interpreted to permit any transaction that is prohibited by Section 13(f) relating to the repricing of certain Awards.

(e) ***Corrections and Clarifications.*** The Committee may correct any defect, supply any omission, or reconcile any inconsistency in the Plan or any Award in the manner and to the extent it shall deem desirable to carry the Plan into effect.

(f) ***No Repricing without Shareholder Approval.*** Except as provided under Section 5(e), unless approved by shareholders of the Company, no Option or SAR may (i) be amended to decrease the exercise price thereof; (ii) be canceled in exchange for the grant of any new Option or SAR with a lower exercise price or any other Award; (iii) be repurchased by the Company or its Affiliates; or (iv) otherwise be subject to any action that would be treated under accounting rules, stock exchange rules or otherwise as a repricing of such Option or SAR (including a cash buyout or voluntary surrender/subsequent regrant of an underwater Option or SAR).

Section 14. Miscellaneous.

(a) ***No Uniformity Required; No Promise of Future Grants.*** No employee, Participant or other person shall have any claim to be granted any Award under the Plan, and there is no obligation for uniformity of treatment of employees, Participants, or holders or beneficiaries of Awards under the Plan. The terms and conditions of Awards need not be the same with respect to each recipient. Any Award granted under the Plan shall be a one-time Award which does not constitute a promise of future grants. The Committee, in its discretion, maintains the sole right to make grants hereunder.

(b) ***No Rights as Shareowner.*** A Participant granted an Award shall have no rights as a shareowner of the Company with respect to such Award unless and until such time as certificates or book-entry shares for the Shares underlying the Award are registered in such Participant's name in the Company's stock records.

(c) ***Withholdings.*** The Company shall be authorized to withhold from any Award granted or any payment due or transfer made under any Award or under the Plan or from any compensation or other amount owing to a Participant the amount (in cash, Shares, other securities or other Awards) of withholding taxes due in respect of an Award, its exercise, or any payment or transfer under such Award or under the Plan and to take such other action (including, without limitation, providing for elective payment of such amounts in cash or Shares by the Participant) as may be necessary in the opinion of the Company to satisfy all obligations for the payment of such taxes. If Shares are withheld by the Company or tendered by the Participant to satisfy the Company's withholding obligations, then the Fair Market Value of such Shares on the date the withholding is to be determined shall not exceed the minimum statutory withholding requirement (or, in the discretion of the Committee, the Fair Market Value of such Shares may exceed the minimum statutory withholding requirement but may not be greater than the maximum tax withholding requirement; provided that the exercise of such discretion by the Committee would not result in an Award otherwise classified as an equity award under ASC Topic 718 to be classified as a liability award under ASC Topic 718).

(d) ***Other Compensation Arrangements.*** Nothing contained in the Plan shall prevent the Company from adopting or continuing in effect other or additional compensation arrangements, and such arrangements may be either generally applicable or applicable only in specific cases.

(e) **No Right to Continued Employment.** The grant of an Award shall not be construed as giving a Participant the right to be retained in the employ of, or to continue to provide services to, the Company or any Affiliate. Further, the Company or the applicable Affiliate may at any time dismiss a Participant, free from any liability, or any claim under the Plan, unless otherwise expressly provided in the Plan or in any Award Agreement or in any other agreement binding the parties. The receipt of any Award under the Plan is not intended to confer any rights on the receiving Participant except as set forth in the applicable Award Agreement.

(f) **Governing Law; Construction of Plan.** The Plan and all determinations made, and actions taken thereunder shall be governed by the internal substantive laws of the State of Georgia and construed accordingly, to the extent not superseded by applicable federal law. If any provision of the Plan or any Award is or becomes or is deemed to be invalid, illegal, or unenforceable in any jurisdiction, or as to any person or Award, or would disqualify the Plan or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to applicable laws, or if it cannot be so construed or deemed amended without, in the determination of the Committee, materially altering the intent of the Plan or the Award, such provision shall be stricken as to such jurisdiction, person or Award, and the remainder of the Plan and any such Award shall remain in full force and effect.

(g) **Unfunded and Unsecured Arrangement.** Neither the Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company and a Participant or any other person. To the extent that any person acquires a right to receive payments from the Company pursuant to an Award, such right shall be no greater than the right of any unsecured general creditor of the Company.

(h) **No Fractional Shares.** No fractional Shares shall be issued or delivered pursuant to the Plan or any Award, and the Committee shall determine whether cash or other securities shall be paid or transferred in lieu of any fractional Shares, or whether such fractional Shares or any rights thereto shall be canceled, terminated or otherwise eliminated.

Section 15. Effective Date of the Plan. The Plan shall be effective as of June 19, 2025, subject to approval by the Company's shareholders.

Section 16. Term of the Plan. No Award shall be granted under the Plan on or after the ten-year anniversary of the date the Plan was approved by the Company's shareholders. However, unless otherwise expressly provided in the Plan or in an applicable Award Agreement, any Award theretofore granted may extend beyond such date, and the authority of the Committee to amend, alter, adjust, suspend, discontinue, or terminate any such Award, or to waive any conditions or rights under any such Award, and the authority of the Board or the Committee to amend the Plan, shall extend beyond such date.

Section 17. Section 409A of the Code. With respect to Awards subject to Section 409A of the Code, the Plan is intended to comply with the requirements of Section 409A, and the provisions hereof shall be interpreted in a manner that satisfies the requirements of Section 409A and the related regulations, and the Plan shall be operated accordingly. If any provision of the Plan or any term or condition of any Award would otherwise frustrate or conflict with this intent, the provision, term or condition will be interpreted and deemed amended by the Committee so as to avoid this conflict. To the extent any payment or Award provided to a Participant under the Plan constitutes "deferred compensation" under Section 409A and the Participant at the time of his Termination of Employment is considered to be a "specified employee" pursuant to the Company's policy for determining such employees, the distribution or payment of any such amount will be delayed for six months following the Participant's separation from service. Notwithstanding the foregoing, neither the Company nor the Committee shall have any liability to any Participant or any other person if an Award is determined to constitute "nonqualified deferred compensation" within the meaning of Section 409A of the Code and the terms of such Award do not satisfy the additional conditions applicable to nonqualified deferred compensation under Section 409A of the Code.

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